SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Material Change Report, dated April 18, 2006

2.	Purchase Agreement, dated April 11, 2006, for Senior Floating Rate Notes Due 2013

3.	Indenture, dated April 18, 2006, for Senior Floating Rate Notes Due 2013

4.	Exchange and Registration Rights Agreement, dated April 18, 2006, for Senior Floating Rate Notes Due 2013

5.	News release dated April 2, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Form 51-102F3
Material Change Report
Item 1 Name and Address of Company
Ainsworth Lumber Co. Ltd. (“Ainsworth”)
Suite 3194 Bentall 4
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Item 2 Date of Material Change
April 11, 2006.
Item 3 News Release
A press release was issued by Ainsworth on April 11, 2006 at Vancouver, British Columbia via The Canadian Press.
Item 4 Summary of Material Change
On April 11, 2006 Ainsworth announced that it had entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement by Ainsworth of US$75 million aggregate principal amount of new senior unsecured notes, the proceeds of the offering to partially finance the construction of a second production line at its Grande Prairie, Alberta oriented strand board (“OSB”) facility. The closing of the offering of the notes occurred on April 18, 2006.
Item 5 Full Description of Material Change
On April 11, 2006 Ainsworth announced that it had entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the Rule 144A private placement by Ainsworth of US$75 million aggregate principal amount of new senior unsecured floating rate notes due 2013 (the “Notes”). The Notes mature on April 1, 2013 and will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the Notes will be payable on March 30, June 30, September 30 and December 30 of each year, beginning on June 30, 2006. The net proceeds of the offering will be used to partially finance the construction of a second production line at its Grande Prairie, Alberta OSB facility. The closing of the offering of the Notes occurred on April 18, 2006.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
For further information please contact Bruce Rose, General Manager, Corporate Development at (604) 661-3200.

Item 9 Date of Report
April 18, 2006.

AINSWORTH LUMBER CO. LTD.
US$75,000,000
Senior Floating Rate Notes due 2013
PURCHASE AGREEMENT
April 11, 2006
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005
Ladies and Gentlemen:
     Ainsworth Lumber Co. Ltd., a corporation existing under the laws of the Province of British Columbia (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell you (the “Purchaser”) US$75,000,000 aggregate principal amount of its Senior Floating Rate Notes due 2013 (the “Notes”). The Notes will be guaranteed (individually, a “Guarantee” and collectively, the “Guarantees”) on a senior unsecured basis by Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership (the “Canadian Guarantors”) and Ainsworth Corp. and Ainsworth Engineered (USA), LLC (the “US Guarantors” and, together with the Canadian Guarantors, the “Guarantors”). The Notes and the Guarantee are collectively referred to herein as the "Securities”. In this Agreement, references to “U.S.$” are to United States dollars and references to “$” are to Canadian dollars.
     The Securities will be offered and sold to the Purchaser without being registered under the U.S. Securities Act of 1933, as amended (the “Act”), in reliance on an exemption therefrom. The holders of the Securities will be entitled to the benefits of an exchange and registration rights agreement, substantially in the form attached hereto as Annex II (the “Registration Rights Agreement”), pursuant to which the Company and the Guarantor will file a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) registering the Securities or the Exchange Securities (as defined in the Registration Rights Agreement) under the Act.
     1. The Company and the Guarantors, jointly and severally, represent and warrant to and agree with the Purchaser that:
     (a) A preliminary offering memorandum, dated April 10, 2006, including the Canadian supplement thereto (the “Preliminary Offering Memorandum”), and a pricing supplement (the “Pricing Supplement”), dated April 11, 2006, have been prepared in connection with the offering of the Securities. As used herein, “Offering Memorandum” shall mean, with respect to any date or time referred to in this Agreement, the Preliminary Offering Memorandum, as supplemented by the Pricing Supplement, in the most recent form that has been prepared and delivered by the Company to the Purchaser in connection with its solicitations of offers to purchase Securities prior to the time the Company has prepared and delivered to the Purchaser a Final Memorandum (the “Final Memorandum”), which will consist of the Preliminary Offering Memorandum with such changes therein as are required to reflect the information contained in the Pricing Supplement. From and after the time such Final Memorandum is delivered to the Purchaser, all references herein to the Offering Memorandum shall be deemed to be a reference to both the Offering Memorandum and the Final Memorandum. The Final Memorandum shall be prepared and delivered to the Purchaser not later than the second Business Day following the time that this Agreement is executed (such time of execution of this Agreement being referred to as the “Time of Execution”). As of the Time of Execution, the Offering Memorandum does not and will not, as of its date and up to the Closing Date, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Purchaser expressly for use therein;
     (b) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included in the Offering Memorandum any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Offering Memorandum, and, since the respective dates as of which information is given in the Offering Memorandum, there has not been any change in the share capital (other than pursuant to the exercise of employee stock options or pursuant to benefit plans described in the Offering Memorandum) or long-term debt of the Company or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries otherwise than as set forth or contemplated in the Offering Memorandum. References herein to subsidiaries of the Company shall include, without limitation, Footner Forest Products Ltd. (“Footner”);
     (c) The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Offering Memorandum or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries;
     (d) The memorandum of agreement dated December 9, 1999 between the Company and Grant Forest Products Corp. (the “Memorandum of Agreement”) has not been, in whole or part, amended, replaced, superceded or terminated, in any manner, except as described in the Offering Memorandum;
     (e) Each of the Company, Footner and the Guarantors has been duly amalgamated, incorporated or formed, as applicable, and is validly existing in good standing under the laws of its jurisdiction of amalgamation, incorporation or formation, with full power and authority (corporate and other) to own or lease, as the case may be, its properties and conduct its business as described in the Offering Memorandum, and has been duly qualified or registered as a foreign or extra-provincial corporation or unlimited liability company, or otherwise, for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification or registration, or is subject to no material liability or disability by reason of the failure to be so qualified or registered in any such jurisdiction; each other subsidiary of the Company has been duly incorporated or amalgamated and is validly existing as a corporation or unlimited liability company in good standing under the laws of its jurisdiction of incorporation or amalgamation; and the Company has no subsidiaries that are significant within the meaning of Rule 1-02(w) of Regulation S-X other than those listed in Schedule I hereof;
     (f) The Company has an authorized capitalization as set forth in the Offering Memorandum, and all of the issued and outstanding shares in the capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; all of the issued shares in the capital of each subsidiary of the Company that is a corporation have been duly and validly authorized and issued, are fully paid and non-assessable and (other than with respect to the shares of Footner) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; one half of the issued shares in the capital of Footner are owned directly by the Company, free and clear of all liens, en-

cumbrances, equities or claims; in the case of each subsidiary of the Company that is a limited partnership, all of the issued and outstanding units of partnership interest have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; in the case of each subsidiary of the Company that is a limited liability company, all of the issued and outstanding membership interests have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims;
     (g) The Notes have been duly authorized by the Company and, when issued and delivered pursuant to this Agreement, will have been duly executed, issued, authenticated (assuming due authentication of the Notes by The Bank of New York, as trustee (the “Trustee”)) and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the indenture to be dated as of April 18, 2006, among the Company, the Guarantors and the Trustee (the “Indenture”), under which they are to be issued, which will be substantially in the form previously delivered to you; the Indenture has been duly authorized by the Company and the Guarantors; when the Indenture has been executed and delivered by the Company, the Guarantors and the Trustee, the Indenture will constitute a valid and legally binding instrument, enforceable against the Company and the Guarantors in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Securities will and the Indenture will conform in all material respects to the descriptions thereof in the Offering Memorandum and will be in substantially the form previously delivered to you; the Indenture complies with all applicable provisions of the securities laws of British Columbia and no registration, filing or recording of the Indenture under the laws of British Columbia is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Notes issued thereunder; the form of global certificate representing the Notes has been approved by all necessary corporate action and has been duly adopted by the Company and complies with the provisions of the Business Corporations Act (British Columbia) and any other applicable laws of the Province of British Columbia or regulation relating thereto;
     (h) Each Guarantee has been duly authorized by the applicable Guarantor and, when issued and delivered by such Guarantor, will be in the form contemplated by the Indenture and will constitute a valid and legally binding obligation of such Guarantor, entitled to the benefits provided by the Indenture and enforceable against the Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Guarantees will conform in all material respects to the description thereof in the Offering Memorandum and will be in substantially the form previously delivered to you;
     (i) The Registration Rights Agreement has been duly authorized by the Company and the Guarantors and, when executed and delivered by the Company and the Guarantors pursuant to this Agreement (assuming the execution and delivery of the Registration Rights Agreement by the Purchaser), will constitute a valid and legally binding instrument of the Company and the Guarantors, enforceable against the Company and the Guarantors in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and except as the enforcement of indemnification and contribution provisions thereof may be limited by securities laws or the public policy considerations underlying such laws; and the Registration Rights Agreement will conform in all material respects to the description thereof in the Offering Memorandum and be in substantially the form previously delivered to you;
     (j) This Agreement has been duly authorized, executed and delivered by the Company and the Guarantors;
     (k) None of the transactions contemplated by this Agreement (including, without limitation, the use of the proceeds from the sale of the Securities) will violate or result in a violation of Section 7 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any regulation promul-

gated thereunder, including, without limitation, Regulations T, U, and X of the Board of Governors of the Federal Reserve System;
     (l) The Company is a “foreign issuer” within the meaning of Rule 902(e) under the Act, and there is no “substantial U.S. market interest” in its debt securities within the meaning of Rule 902(j)(2) under the Act;
     (m) The issue and sale of the Securities and the compliance by the Company and the Guarantors, as the case may be, with all of the provisions of the Notes, the Indenture, the Guarantees, the Registration Rights Agreement and this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, or any statute or any order, rule or regulation of any court, central bank, stock exchange or governmental agency or body (“Governmental Agency”) having jurisdiction over the Company or any of its subsidiaries or any of their properties, except for such conflicts, breaches, violations or defaults as would not individually or in the aggregate have a material adverse effect on the current or future financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”), nor will such action result in any violation of the provisions of the charter documents, articles or by-laws or certificate of formation or limited liability company agreement (as applicable) of the Company or any of its subsidiaries; and no consent, approval, authorization, order, registration or qualification (“Governmental Authorization”) of or with any such Governmental Agency is required for the issue and sale of the Notes, the execution and delivery of the Indenture, the execution and delivery of the Guarantees or the Registration Rights Agreement or the consummation by the Company or the Guarantors, as the case may be, of the transactions contemplated by this Agreement, the Indenture or the Registration Rights Agreement other than (i) such Governmental Authorizations as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Purchaser, (ii) such Governmental Authorizations as may be required under the Act, the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and state or foreign securities or Blue Sky laws in connection with the exchange offer or resale registration statement described in the Offering Memorandum and contemplated by the Registration Rights Agreement and (iii) such Governmental Authorizations have been obtained or made;
     (n) Neither the Company nor any of its subsidiaries is (i) in violation of its articles of incorporation or association (or other constituting instrument) or by-laws or limited liability company agreement or limited partnership agreement, or (ii) in default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in the case of (ii), for such defaults as would not, individually or in the aggregate, have a Material Adverse Effect;
     (o) The statements set forth in the Offering Memorandum under the caption “Description of Notes”, insofar as they purport to constitute a summary of the terms of the Securities, and under the captions “Income Tax Considerations” and “Private Placement”, insofar as they purport to describe the provisions of the laws and documents referred to therein, fairly summarize such provisions in all material respects;
     (p) Other than as set forth in the Offering Memorandum, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or of any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by Governmental Authorities or threatened by others;

     (q) No Governmental Authorization is required to effect payments of principal, premium, if any, and interest on the Securities;
     (r) No stamp or other issuance or transfer taxes or duties and no withholding taxes are payable by or on behalf of the Purchaser to the Canadian federal government or to any political subdivision or taxing authority thereof or therein (including the Province of British Columbia) in connection with (A) the creation, issuance, sale and delivery by the Company of the Securities to or for the account of the Purchaser in the manner contemplated in this Agreement, in the Offering Memorandum and in the Registration Rights Agreement or (B) the resale and delivery outside of Canada by the Purchaser of the Securities to the subsequent purchasers thereof in the manner contemplated in this Agreement, in the Offering Memorandum and in the Registration Rights Agreement;
     (s) The Company and each of its subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their properties and conduct their businesses except such as are described in the Offering Memorandum or such as would not individually or in the aggregate have a Material Adverse Effect;
     (t) Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or (except in coordination with the Purchaser, as contemplated by this Agreement or as described in the Offering Memorandum) facilitate the sale or resale of the Securities;
     (u) When the Securities are issued and delivered pursuant to this Agreement, the Securities will not be of the same class (within the meaning of Rule 144A under the Act) as securities which are listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system;
     (v) Neither the Company nor any of the Guarantors is, or after giving effect to the offering and sale of the Securities will be, required to register as an “investment company”, as such term is defined in the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”);
     (w) Neither the Company nor any affiliate of the Company nor any person acting on its or their behalf (other than the Purchaser or its affiliates, as to whom the Company and the Guarantors make no representation) has offered or sold the Securities by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Act or, with respect to Notes sold outside the United States, by means of any directed selling efforts within the meaning of Rule 902 under the Act;
     (x) Neither the Company, nor any person acting on its behalf (other than the Purchaser, with respect to which no representations or warranties are given), has, directly or indirectly, (i) made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the distribution of the Securities in any Canadian province to be qualified by a prospectus filed in accordance with the securities laws, and the regulations thereunder, of, and the applicable published rules, policy statements, blankets orders and notices of the securities regulatory authorities in, such province (the “Canadian Securities Laws”) or (ii) has engaged in any advertisement of the Securities in any printed media of general and regular paid circulation, radio or television or any other form of advertising in connection with the offer and sale of the Securities in such province;
     (y) Within the preceding six months, neither the Company nor any other person acting on behalf of the Company has offered or sold to any person any Securities, or any securities of the same or a similar class as the Securities. The Company will take reasonable precautions designed to insure that any offer or sale, direct or indirect, in the United States or to any U.S. person (as defined in Rule 902 under the Act) of any Securities or any substantially similar security issued by the Company, within six months subsequent to the date on which the distribution of the Securities has been completed (as notified to the

Company by the Purchaser), is made under restrictions and other circumstances reasonably designed not to affect the status of the offer and sale of the Securities in the United States and to U.S. persons contemplated by this Agreement as transactions exempt from the registration provisions of the Act;
     (z) Deloitte & Touche LLP, who has certified certain financial statements of the Company and its subsidiaries, is an independent public accountant as required by the Act and the rules and regulations of the Commission thereunder;
     (aa) The consolidated financial statements of the Company, together with the notes thereto, included in the Offering Memorandum present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operations and changes in the financial position of the Company and its subsidiaries for the periods specified. Such financial statements of the Company have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) and have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”) in accordance with Item 18 of Form 20-F under the Exchange Act, in each case applied on a consistent basis throughout the periods involved.
     (bb) The selected consolidated financial data and the summary consolidated financial data included in the Offering Memorandum present fairly the information shown therein and have been compiled on a basis consistent with that of the Company’s consolidated financial statements included in the Offering Memorandum, except as otherwise stated therein;
     (cc) Except as disclosed in the Offering Memorandum, no labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company or any of its subsidiaries, is imminent, and the senior officers of the Company are not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to result in a Material Adverse Effect;
     (dd) Except as disclosed in the Offering Memorandum or as would not individually or in the aggregate have a Material Adverse Effect, (A) the Company and its subsidiaries are in compliance with all applicable Environmental Laws (as defined below), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental laws and are each in compliance with their requirements, (C) there are no pending or threatened Environmental Claims (as defined below) against the Company or any of its subsidiaries and (D) there are no circumstances with respect to any property or operations of the Company or its subsidiaries that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or its subsidiaries;
     For purposes of this Agreement, the following terms shall have the following meanings: “Environmental Law” means any United States or Canadian (or other applicable jurisdiction’s) federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof including any applicable and binding judicial or administrative order, consent decree or judgment relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority. “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law; and
     (ee) Neither the registration of the Securities under the Act, nor the qualification of any indenture under the Trust Indenture Act or under the Business Corporations Act (British Columbia) or any rules or regulations thereunder is required for (i) the offer and sale of the Securities by the Company and the Guarantors to the Purchaser or (ii) initial offers and sales of the Securities purchased from the Company and the Guarantors by the Purchaser, in each case in the manner contemplated by this Agreement and the Offering Memorandum.

     2. Subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the Purchaser, and the Purchaser agrees to purchase from the Company, the Notes at a purchase price of the principal amount thereof, plus accrued interest from April 18, 2006 to the Time of Delivery hereunder. As compensation to the Purchaser for its commitment hereunder, at the Time of Delivery (as defined below) the Company will pay to the Purchaser in immediately available funds an underwriting commission equal to 1.75% of the principal amount of the Notes so purchased.
     3. Upon the authorization by you of the release of the Securities, the Purchaser proposes to offer the Securities for sale upon the terms and conditions set forth in this Agreement and the Offering Memorandum and the Purchaser hereby represents and warrants to, and agrees with, the Company that:
     (a) It will offer and sell the Securities only (i) to persons who it reasonably believes are “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Act in transactions meeting the requirements of Rule 144A or (ii) upon the terms and conditions set forth in Annex I to this Agreement;
     (b) It is an “Institutional Accredited Investor” within the meaning of Rule 501(a)(1) or (3) under the Act;
     (c) It will not offer or sell the Securities by any form of general solicitation or general advertising (as those terms are defined in Regulation D under the Act), including but not limited to the methods described in Rule 502(c) under the Act; and
     (d) It acknowledges that (1) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Notes, (2) there is no government or other insurance covering the Notes, (3) there are risks associated with its purchase of the Notes, (4) there are restrictions on its ability to resell the Notes and it is its responsibility to find out what those restrictions are and to comply with them before selling the Notes, (5) the Company has advised it that the Company is relying on an exemption from the requirements to provide it with a prospectus and to sell the Notes through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring the Notes pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to it and (6) it certifies that it is either (A) not resident in the Province of British Columbia or (B) an “accredited investor” as defined in National Instrument 45-106.
     4. The Securities to be purchased by the Purchaser hereunder will be represented by one or more definitive global securities in book-entry form which will be deposited by or on behalf of the Company and the Guarantors with The Depository Trust Company (“DTC”) or its designated custodian. The Company and the Guarantors will deliver the Securities to the Purchaser, through the facilities of DTC for the account of the Purchaser, against payment by or on behalf of the Purchaser of the purchase price therefor by wire transfer of Federal (same-day) funds to the account specified by the Company to the Purchaser at least forty-eight hours in advance, by causing DTC to credit the Securities to the account of the Purchaser at DTC. The Company will cause the certificates representing the Securities to be made available for examination at least twenty-four hours prior to the Time of Delivery (as defined below) at the office of DTC or its designated custodian (the "Designated Office”). The time and date of such delivery and payment shall be 9:00 a.m., New York City time, on April 18, 2006 or such other time and date as the Purchaser and the Company may agree upon in writing. Such time and date are herein called the “Time of Delivery”. The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross-receipt for the Securities and any additional documents requested by the Purchaser pursuant to Section 7(n) hereof, will be delivered at such time and date at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, or such other location as the parties mutually agree (the “Closing Location”), and the Securities will be delivered at the Designated Office, all at the Time of Delivery. A meeting will be held at the Closing Location at 3:00 p.m., New York City time, on the New York Business Day immediately preceding the Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York or Toronto, Ontario are generally authorized or obligated by law or executive order to close.
     5. The Company and Guarantors, jointly and severally, covenant and agree with the Purchaser:
     (a) To prepare the Offering Memorandum in a form approved by you; to make no further amendment or any supplement to the Offering Memorandum which shall be disapproved by you promptly after reasonable notice thereof; and to furnish you with copies thereof;
     (b) Promptly from time to time to take such action as you may reasonably request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities, provided that in connection therewith neither the Company nor the Guarantors shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;
     (c) To furnish the Purchaser with copies of the Offering Memorandum and each amendment or supplement thereto with the independent accountants’ reports in the Offering Memorandum, and any amendment or supplement containing amendments to the financial statements covered by such reports, signed by the accountants and additional written and electronic copies thereof in such quantities as you may from time to time reasonably request, and if, at any time prior to the expiration of nine months after the date of the Offering Memorandum, any event shall have occurred as a result of which the Offering Memorandum as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Offering Memorandum is delivered, not misleading, or, if for any other reason it shall be necessary or desirable during such same period to amend or supplement the Offering Memorandum, to notify you and upon the Purchaser’s written request to prepare and furnish without charge to the Purchaser and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Offering Memorandum or a supplement to the Offering Memorandum which will correct such statement or omission or effect such compliance;
     (d) During the period beginning from the date hereof and continuing to the date six months after the Time of Delivery not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder or under the Registration Rights Agreement, any securities of the Company or the Guarantors that are substantially similar to the Securities, without the prior written consent of the Purchaser;
     (e) Not to be or become, at any time prior to the expiration of two years after the Time of Delivery, an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act;
     (f) At any time when the Company or the Guarantors are not exempt from registration under Section 12(b) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder nor subject to Section 13 or 15(d) of the Exchange Act, for the benefit of holders from time to time of Securities, to furnish at its expense, upon request, to holders of Securities and prospective purchasers of Securities information satisfying the requirements of subsection (d)(4)(i) of Rule 144A under the Act;
     (g) To use its best efforts to cause the Securities to be eligible for the PORTAL trading system of the National Association of Securities Dealers, Inc.;
     (h) To furnish to the holders of the Securities as soon as practicable after the publication thereof and in any event within six months after the end of each fiscal year an annual report (including a balance sheet and statements of income, shareholders’ equity and cash flows of the Company and its con-

solidated subsidiaries certified by independent public accountants and prepared in conformity with Canadian GAAP together with a reconciliation to U.S. GAAP in accordance with Item 17 or 18 of Form 20-F, as applicable) and to furnish to the holders of the Securities as soon as practicable after the end of each of the first three quarters of each fiscal year consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail prepared in accordance with Canadian GAAP (beginning with the fiscal quarter ending after the date of the Offering Memorandum);
     (i) During a period of three years from the date of the Offering Memorandum, to furnish to you copies of all reports or other communications (financial or other) furnished to shareholders of the Company, and to deliver to you (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission, any securities commission in Canada or any securities exchange on which any class of securities of the Company or the Guarantors is listed; and (ii) such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request (such financial statements to be on a consolidated or combined basis to the extent the accounts of the Company and its subsidiaries are consolidated or combined in reports famished to its shareholders generally or to the Commission), provided that, to the extent such information is not publicly available, such information shall be provided on a confidential basis;
     (j) During the period of two years after the Time of Delivery, neither the Company nor the Guarantors will, or permit any of its respective “affiliates” (as defined in Rule 144 under the Securities Act) to, resell any of the Securities which constitute “restricted securities” under Rule 144 that have been reacquired by any of them;
     (k) The Company and the Guarantors shall file and cause to be declared effective a registration statement relating to the exchange offer or resale registration, as applicable, as described in the Offering Memorandum and in accordance with the Registration Rights Agreement;
     (l) Not to solicit any offer to buy or sell the Securities by means of any form of general solicitation or general advertising (as those terms are defined in Regulation D under the Act), or by means of any directed selling efforts (as defined in Rule 902 under the Act and the Commission’s Release No. 33-6863) in the United States in connection with any Securities being offered and sold pursuant to Regulation S under the Act, prior to the effectiveness of a registration statement described in the preceding paragraph; and
     (m) Not to (and to cause its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of the Securities or (except in coordination with the Purchaser, as contemplated by this Agreement or as described in the Offering Memorandum) facilitate the sale or resale of the Securities.
     6. The Company and the Guarantors, jointly and severally, covenant and agree with the Purchaser that the Company or the Guarantors will pay or cause to be paid at the Time of Delivery the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the issue of the Securities and all other expenses in connection with the preparation, printing and filing of any Offering Memorandum and the mailing and delivering of copies thereof to the Purchaser and dealers; (ii) the cost of printing or producing this Agreement, the Indenture, the Registration Rights Agreement, the Blue Sky and closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the reasonable fees and disbursements of counsel for the Purchaser in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) all expenses and fees in connection with the issue and sale of the Securities on a private placement basis pursuant to Canadian securities laws as required by each Canadian provincial securities commission; (v) any fees charged by securities rating services for rating the Notes; (vi) the cost of preparing the Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (viii) all expenses and all withholding, transfer, stamp and similar taxes arising as a result of the issuance, sale and delivery of the Securities or as a result of the sale and delivery outside of Canada of the Securities by the Purchaser to the initial purchasers thereof in the manner contemplated under this Agreement; (ix) any costs incurred in connection with the designation of the Securities for trading in PORTAL; and (x) all other costs and expenses incident to the performance of their obligations hereunder which are not otherwise specifically provided for in this Section. All expenses in connection with the “road show” and any other meetings with prospective investors in the Securities shall be shared equally by the Company and the Purchaser. It is understood, however, that except as provided in this Section 6 and Section 10, the Purchaser shall pay all of its own costs and expenses, including the fees and disbursements of its counsel.
     7. The obligations of the Purchaser hereunder shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and the Guarantors herein are, at and as of the Time of Delivery, true and correct, the condition that the Company and the Guarantors shall have performed all of their respective obligations hereunder theretofore to be performed, and the following additional conditions:
     (a) Cahill Gordon & Reindel llp, U.S. counsel for the Purchaser, shall have furnished to you such opinion or opinions, dated the Time of Delivery, with respect to the Securities, the Indenture, this Agreement, the Registration Rights Agreement and the Offering Memorandum as well as such other related matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;
     (b) Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Company, shall have furnished to you their written opinion, dated the Time of Delivery, in form and substance satisfactory to you, to the effect that:
     (i) To such counsel’s knowledge, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or to which any property of the Company or any of its subsidiaries is subject that would have been required to be disclosed pursuant to Regulation S-K of the Rules and Regulations under the Act, had the Offering Memorandum been a registration statement under the Act on Form S-l, that are not so disclosed. Such counsel’s opinion may be based upon its review of documents made available to such counsel by the Company and inquiries of officer’s of the Company, without further investigation by such counsel;
     (ii) Ainsworth Engineered (USA), LLC (“Ainsworth USA”) has been duly formed and is validly existing in good standing as a limited liability company under the Delaware Limited Liability Company Act;
     (iii) Each of this Agreement, the Indenture, the Guarantee and the Registration Rights Agreement has been duly authorized by Ainsworth USA;
     (iv) The statements in the Offering Memorandum under the caption “Description of Notes” (other than “Book Entry, Delivery and Form”), insofar as such statements purport to summarize certain provisions of the Notes, the Guarantees and the documents referred to therein, fairly summarize such provisions in all material respects;
     (v) This Agreement has been duly executed and delivered by the Company and the Guarantors, to the extent such execution and delivery are governed by the laws of the State of New York;
     (vi) Each of the Indenture and the Registration Rights Agreement has been duly executed and delivered by the Company and the Guarantors, to the extent such execution and delivery are governed by the laws of the State of New York, and is a valid and binding agreement of the Company and each of the Guarantors, enforceable against the Company and each of the Guarantors in accordance with its terms;

     (vii) The Notes have been duly executed by the Company, to the extent such execution and delivery are governed by the laws of the State of New York, and when duly authenticated by the Trustee and issued and delivered by the Company against payment therefor in accordance with the terms of this Agreement and the Indenture, the Notes will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms;
     (viii) Each Guarantee has been duly executed and delivered by the applicable Guarantor, to the extent such execution and delivery are governed by the laws of the State of New York, and when the Notes are issued and delivered by the Company against payment therefor in accordance with terms of this Agreement and the Indenture, each such Guarantee will constitute a valid and binding obligation of the applicable Guarantor enforceable against such Guarantor in accordance with its terms;
     (ix) No Governmental Approval which has not been obtained or taken and is not in full force and effect is required to authorize, or is required for, the execution or delivery by the Company or the Guarantors of this Agreement, the Indenture, the Notes, the Guarantees or the Registration Rights Agreement (collectively, the “Transaction Documents”) or the consummation by the Company or the Guarantors of the transactions contemplated thereby, including the issue and sale by the Company of the Notes in accordance with the terms of this Agreement;
     (x) The execution and delivery by each of the Company and the Guarantors of each of the applicable Transaction Documents, and the consummation by the Company and the Guarantors of the transactions contemplated thereby, including the issue and sale of the Securities in accordance with the terms of this Agreement, will not (i) constitute a violation of, or a breach or default under, the terms of the Indenture or (A) the indenture, dated as of July 10, 1997, between the Company and Bank of Montreal Trust Company, as trustee, as succeeded by the Trustee, as trustee, relating to the Company’s 12 1/2% Senior Secured Notes due July 15, 2007, as supplemented, (B) the indenture, dated as of March 3, 2004, between the Company and the Trustee, as trustee, relating to the Company’s 6.750% Senior Notes due March 15, 2014, issued on March 3, 2004, as supplemented, (C) the indenture, dated as of May 19, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s 6.750% Senior Notes due March 15, 2014, issued on May 19, 2004, as supplemented and (D) the indenture, dated as of September 22, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s 7.25% Senior Notes due September 30, 2012 and Senior Floating Rate Notes due September 30, 2010, as supplemented, or (ii) violate or conflict with, or result in any contravention of, any Applicable Law or any Applicable Order. Such counsel need not express any opinion, however, as to whether the execution, delivery or performance by the Company and the Guarantors of the applicable Transaction Documents will constitute a violation of, or a default under, any covenant, restriction or provision with respect to financial ratios or tests or any aspect of the financial condition or results of operations of the Company or any of its subsidiaries;
     (xi) Under current United States federal income tax law, although the discussion set forth in the Offering Memorandum under the caption “Income Tax Considerations — U.S. Federal Income Tax Consequences” does not purport to summarize all possible United States federal income tax consequences of the purchase, ownership, and disposition of the Securities by U.S. Holders, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations that are anticipated to be material to U.S. Holders who purchase the Securities pursuant to the Offering Memorandum; and the statements in the Offering Memorandum under the caption “Private Placement”, insofar as such statements purport to summarize certain provisions of this Agreement, fairly summarize such provisions in all material respects;
     (xii) The offer, sale and delivery of the Securities to the Purchaser in the manner contemplated by this Agreement and the Offering Memorandum and the initial resale of the Securities by the Purchaser in the manner contemplated in the Offering Memorandum and this Agreement do not require registration under the Act, or qualification of the Indenture under the Trust Indenture Act, it being understood that such counsel need not express any opinion as to any subsequent reoffer or resale of any Securities, and such counsel may note that the Indenture will be required to be qualified under the Trust Indenture Act in connection with the registration contemplated by the Registration Rights Agreement;
          (xiii) Under the laws of the State of New York relating to personal jurisdiction, the Company has validly and irrevocably submitted to the non-exclusive personal jurisdiction of any federal or state court in the Borough of Manhattan in the City of New York in the State of New York (each a “New York Court”) in any action arising out of or relating to this Agreement, the Registration Rights Agreement and the Indenture or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed CT Corporation System as its authorized agent for the purposes described in Section 13 of this Agreement, Section 12.13 of the Indenture and Section 9(l) of the Registration Rights Agreement; and service of process effected on such agent in the manner set forth in such sections will be effective insofar as the law of the State of New York is concerned to confer valid personal jurisdiction over the Company; and
          (xiv) The Company is not, and solely after giving effect to the offering of the Securities and the consummation of the transactions contemplated by this Agreement will not be, required to seek an order permitting registration under the Investment Company Act.
     In addition, such counsel shall state that it has participated in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants of the Company, representatives of the Purchaser and U.S. counsel for the Purchaser at which the contents of the General Disclosure Package and the Final Memorandum and related matters were discussed. Such counsel shall also state that it is not passing upon, or assuming any responsibility for, the accuracy, completeness or fairness of the statements contained in the General Disclosure Package or the Final Memorandum and has made no independent check or verification thereof (except to the limited extent referred to in paragraphs (iv) and (xi) above), and, subject to the foregoing, will confirm to the Purchaser that, on the basis of the information gained by such counsel in the course of performing the services referred to above, no facts have come to such counsel’s attention that have caused such counsel to believe that the Final Memorandum as of its date or as of the Time of Delivery, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that such counsel need not express any view as to the financial statements, schedules and other financial information included therein or excluded therefrom). Such counsel shall also state that on the basis of the foregoing, no facts have come to its attention that have caused it to believe that documents included in the General Disclosure Package, all considered together, as of the Time of Execution, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that such counsel need not express any view as to the financial statements, schedules and other financial information included therein or excluded therefrom).
     As used in such counsel’s opinion, (i) “Applicable Laws” means Delaware Limited Liability Company Act and those laws, rules and regulations of the State of New York and the federal laws, rules and regulations of the United States of America, in each case that, in such counsel’s experience, are normally applicable to transactions of the type contemplated by this Agreement and the other Transaction Documents (other than the United States federal securities laws, state securities or Blue Sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; (ii) “Governmental Authorities” means any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company under Applicable Laws; (iii) “Governmental Approval” means any consent, approval, license, authoriza-

tion or validation of, or filing, qualification or registration with, any Governmental Authority required to be made or obtained by the Company pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing, qualification or registration that may have become applicable as a result of the involvement of any party (other than the Company and the Guarantors) in the transactions contemplated by this Agreement and the other Transaction Documents or because of such parties’ legal or regulatory status or because of any other facts specifically pertaining to such parties; (iv) “Applicable Orders” means those judgments, orders or decrees identified to such counsel by the Company; and (v) “General Disclosure Package” means the Preliminary Offering Memorandum and the Pricing Supplement, each in the most recent form that has been prepared and delivered by the Company to the Purchaser in connection with its solicitations of offers to purchase Securities prior to the time the Company has prepared and delivered to the Purchaser a Final Memorandum.
     (c) Dorsey & Whitney LLP, special Minnesota counsel for the Company, shall have furnished to you their written opinion, dated the Time of Delivery, in form and substance satisfactory to you, to the effect that:
     (i) Ainsworth Corp. (“Ainsworth Minnesota”) has been duly incorporated and is validly existing in good standing as a corporation under the laws of the state of Minnesota;
     (ii) Each of this Agreement, the Indenture, the Guarantee and the Registration Rights Agreement has been duly authorized by Ainsworth Minnesota and, insofar as execution and delivery are governed by Minnesota law, have been duly executed and delivered;
     (iii) No Governmental Approval which has not been obtained or taken and is not in full force and effect is required to authorize, or is required for, the execution or delivery by Ainsworth Minnesota of this Agreement, the Indenture, the Guarantee or the Registration Rights Agreement (collectively, the “Minnesota Transaction Documents”), including the consummation by Ainsworth Minnesota of the transactions contemplated thereby;
     (iv) The execution and delivery by Ainsworth Minnesota of each of the Minnesota Transaction Documents, and the consummation by Ainsworth Minnesota of the transactions contemplated thereby, including the execution and delivery of the Guarantee in accordance with the terms of the Indenture, will not violate or conflict with, or result in any contravention of, any Applicable Law or, based solely on the certificate of an officer of the Company, any Applicable Order.
     As used in such counsel’s opinion, (i) “Applicable Laws” means those laws, rules and regulations of the State of Minnesota that, in such counsel’s experience, are normally applicable to transactions of the type contemplated by this Agreement and the other Transaction Documents, but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; (ii) “Governmental Authorities” means any court, regulatory body, administrative agency or governmental body of the State of Minnesota having jurisdiction over Ainsworth Minnesota under Applicable Laws; (iii) “Governmental Approval” means any consent, approval, license, authorization or validation of, or filing, qualification or registration with, any Governmental Authority required to be made or obtained by Ainsworth Minnesota pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing , qualification or registration that may have become applicable as a result of the involvement of any party (other than Ainsworth Minnesota) in the transactions contemplated by this Agreement and other Minnesota Transaction Documents or because of such parties’ legal or regulatory status or because of any other facts specifically pertaining to such parties; and (iv) “Applicable Orders” means those judgments, orders or decrees identified to such counsel by the Company and certified by an officer of the Company.
     (d) Borden Ladner Gervais LLP, Canadian counsel for the Company, shall have furnished to you their written opinion, dated the Time of Delivery, in form and substance satisfactory to you, to the effect that:

     (i) The Company has been amalgamated and is validly existing as a corporation under the laws of the Province of British Columbia, is in good standing with respect to filing annual reports with the Office of the British Columbia Registrar of Companies and has all requisite corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum;
     (ii) Each of the Canadian Guarantors has been amalgamated or organized and is validly existing as an unlimited liability company, limited liability company, limited partnership or corporation under the laws of its jurisdiction of incorporation or organization, is in good standing thereunder and has all requisite corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum;
     (iii) The Company has authorized share capital as set forth in the Offering Memorandum;
     (iv) Each of the Company and the Canadian Guarantors is qualified as a foreign or extra-provincial corporation for the transaction of business and is in good standing under the laws of each Canadian jurisdiction other than British Columbia (in the case of the Company and Ainsworth Engineered Limited Partnership) and Nova Scotia (in the case of Ainsworth Engineered Corp.) in which it owns or leases any material property or conducts any material business so as to require such qualification;
     (v) To the knowledge of such counsel, there are no legal or governmental proceedings pending to which the Company, the Canadian Guarantors or Footner is a party or to which any property of the Company, the Canadian Guarantors or Footner is the subject which, if determined adversely to the Company or its subsidiaries, would individually or in the aggregate have a material adverse effect on the current or future financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, other than those described in the Offering Memorandum; and, to such counsel’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;
     (vi) This Agreement has been duly authorized, executed and delivered by the Company and the Canadian Guarantors;
     (vii) The Notes have been duly authorized, executed, issued and delivered by the Company;
     (viii) The Guarantees have been duly authorized by the Canadian Guarantors;
     (ix) The Indenture has been duly authorized, executed and delivered by the Company and the Canadian Guarantors;
     (x) The Indenture and the issuance of the Notes under the Indenture comply, to the extent applicable, with the provisions of the Business Corporations Act (British Columbia); and no registration, filing or recording of the Indenture under the laws of British Columbia or the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Notes issued under the Indenture;
     (xi) The Registration Rights Agreement has been duly authorized, executed and delivered by the Company and the Canadian Guarantors;
     (xii) Footner is a corporation validly subsisting as a corporation under the laws of the Province of Alberta; is in good standing with respect to the filing of annual returns with the Registrar of Corporations for the Province of Alberta; and has all requisite corporate power and capacity to own and lease its properties and carry on its business. The authorized capital of Footner con-

sists of an unlimited number of common shares of which 100 common shares are shown in the corporate records of Footner as having been issued and outstanding as fully paid and non-assessable common shares. The registered owners of those shares as shown in such corporate records are the Company as to 50 common shares and Grant Forest Products Inc. as to 50 common shares;
     (xiii) Assuming the application of the proceeds of sale of the Notes as provided in the Offering Memorandum, none of the issue and sale of the Notes, the resale of the Notes by the Purchaser in accordance with the terms of this Agreement, the execution and delivery of the Indenture, the Registration Rights Agreement and this Agreement, the compliance by the Company with all of the provisions of this Agreement, the Indenture, the Registration Rights Agreement and the Notes, or the consummation of the transactions herein or therein contemplated (A) will conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default by the Company or the Canadian Guarantors under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which each of the Company or the Canadian Guarantors is a party, including, without limiting the generality of the foregoing, the Memorandum of Agreement, or by which the Company or the Canadian Guarantors are bound or to which the property or assets of the Company or the Canadian Guarantors are subject, in each case which is material to the business and operations of the Company or the Canadian Guarantors and which such counsel reviewed in connection with its due diligence review of the Company in connection with the offering of the Notes, (B) will result in any violation of the constating documents of the Company or the Canadian Guarantors, any shareholders’ agreement of the Company or the Canadian Guarantors, in each case, known to such counsel, or any Governmental Authorization of any Governmental Agency or (C) will contravene or violate the terms of any judgments, orders or decrees of judicial or administrative tribunals that have jurisdiction over the Company known to such counsel. Such counsel need not express any opinion, however, as to whether the execution, delivery or performance by the Company or the Canadian Guarantors of each of this Agreement, the Indenture, the Registration Rights Agreement and the Notes, as the case may be, will constitute a violation of, or a default under, any covenant, restriction or provision thereof with respect to financial ratios or tests on any aspect of the financial condition or results of operations of the Company or any of its subsidiaries;
     (xiv) (A) No Governmental Authorization of any Governmental Agency under the laws of the Province of British Columbia or Nova Scotia or the federal laws of Canada applicable therein is required for the issue and sale by the Company of the Notes, the resale of the Notes by the Purchaser in accordance with the terms of this Agreement or the consummation by the Company and the Canadian Guarantors of the transactions contemplated by this Agreement, the Indenture or the Registration Rights Agreement, or the execution and delivery by the Company and the Canadian Guarantors, as the case may be, of the Indenture, the Registration Rights Agreement or this Agreement and (B) no Governmental Authorization of any Governmental Agency in Canada is required to be obtained by the Company in connection with the private placement of the Notes in the Canadian provinces in which purchasers of Notes reside except such filings as may be required after the date of this Agreement under applicable Canadian provincial securities laws in such provinces in connection with such private placement;
     (xv) The execution and delivery by the Company and the Canadian Guarantors of each of the Transaction Documents, and the consummation by the Company and the Guarantors of the transactions contemplated thereby, including the issue and sale of the Notes in accordance with the terms of this Agreement, will not constitute a violation of, or a breach or default under, the $100,000,000 revolving credit facility, dated December 16, 2005;
     (xvi) The offer, sale and delivery of the Notes to the Purchaser pursuant to, or in connection with the initial resale of such Securities by the Purchaser and to each subsequent purchaser as contemplated in, this Agreement and the Offering Memorandum is exempt from the require-

ment to qualify, by prospectus or otherwise, the distribution of the Notes under the securities laws of the Canadian provinces in which the purchasers of the Notes reside;
     (xvii) The statements set forth in the Offering Memorandum under the captions “Risk Factors — Risks Related to the Notes — Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited”, “Our Business — Environmental Regulation” and “Income Tax Considerations — Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of Canadian federal or provincial laws and documents referred to therein, are accurate, complete and fair in all material respects;
     (xviii) No stamp or other issuance or transfer taxes or duties and no withholding taxes are payable by or on behalf of the Purchaser to the Canadian federal government or to any political subdivision or taxing authority thereof or therein (including the Province of British Columbia) in connection with (A) the creation, issuance, sale and delivery by the Company of the Notes to or for the account of the Purchaser in the manner contemplated in this Agreement, the Offering Memorandum and the Registration Rights Agreement or (B) the sale and delivery outside of Canada by the Purchaser of the Notes to the subsequent purchaser thereof in the manner contemplated in this Agreement, in the Offering Memorandum and the Registration Rights Agreement;
     (xix) A British Columbia court of competent jurisdiction (a “British Columbia Court”) would give effect to the choice of law of the State of New York (“New York law”) as the proper law governing this Agreement, the Registration Rights Agreement, the Indenture and the Notes, provided that provided that (a) that choice was bona fide and legal, that is either there is a connection between New York and the transaction or the parties did not choose New York law to avoid the application of the law of another jurisdiction with which the transaction has the closest connection; (b) that choice was not contrary to British Columbia’s public policy, that is to its essential public or moral interest (“British Columbia Public Policy”); and (c) the British Columbia legislature has not enacted substantive law which is to apply to the particular situation before the court; and provided that the British Columbia Court would apply British Columbia procedural law in any proceeding arising from the agreements; and such counsel is not aware of any reasons under the laws of the Province of British Columbia and the federal laws of Canada applicable therein that a British Columbia Court would not give effect to the choice of New York law to govern this Agreement, the Registration Rights Agreement, the Indenture and the Notes;
     (xx) A British Columbia Court would give effect to the appointment by the Company of CT Corporation System as its agent to receive service of process in the United States under this Agreement, the Registration Rights Agreement and the Indenture;
     (xxi) If this Agreement, the Registration Rights Agreement, the Indenture or the Notes were sought to be enforced in a British Columbia Court, a British Columbia Court would retain discretion to decline to hear such action if British Columbia were not the most appropriate forum to hear such an action;
     (xxii) The laws of the province of British Columbia would permit a common law action to be brought in the Supreme Court of British Columbia on a final, conclusive, subsisting, unsatisfied, in personam, civil judgment of a New York Court for a sum certain, that is not impeachable as void or voidable under New York law, within six years of that judgment. In such an action the Court would not consider the merits of the New York proceeding. Provided that the judgment creditor proved on a balance of probabilities that:
     (a) the New York Court had jurisdiction under New York law to deal with the New York proceeding and to require the judgment debtor to appear before it;
     (b) either there was a real and substantial connection between the parties, the cause of action and New York or the judgment debtor had attorned to the jurisdiction of the New York Court (and submission by the Company to the jurisdiction of the New York Court in this Agreement, the Registration Rights Agreement and the Indenture would be sufficient for that purpose); and
     (c) the New York Court had granted the New York judgment in the judgment creditor’s favor, the Court would grant judgment enforcing the New York judgment unless the judgment debtor proved on a balance of probabilities that:
     (a) the judgment creditor had committed a fraud on the New York Court leading to its concluding it had jurisdiction under New York law when it did not;
     (b) there were new facts, which the judgment debtor could not previously have discovered exercising due diligence, suggesting the judgment creditor had obtained the New York judgment by fraud going to its merits;
     (c) the New York judgment was obtained by a breach of Canadian principles of natural justice with respect to the New York Court’s procedure;
     (d) the New York judgment was contrary to British Columbia Public Policy, or constituted, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; or
     (e) there was a manifest error on the face of the New York judgment.
The Supreme Court of British Columbia would apply British Columbia law with respect to the procedures for the enforcement of the New York judgment. The Court’s judgment would be in Canadian dollars converted from the currency of the New York judgment at the rate of exchange applicable on a conversion date which would be in the discretion of the Court. If the New York judgment included an interest component it would be included in the principal amount of the British Columbia judgment, with interest accruing on the total from the date of the British Columbia judgment at the British Columbia post-judgment interest rate, which is now 5.00%;
     (xxiii) Such counsel has no reason to believe that courts of British Columbia would consider the enforcement of a judgment given by a court of competent jurisdiction for payment of principal, interest and premium, if any, under the Notes to be inconsistent with British Columbia Public Policy or constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws;
     (xxiv) The Company is not entitled to any immunity on the basis of sovereignty or otherwise in respect of its obligations under this Agreement and could not successfully interpose any such immunity as a defense to any suit or action brought or maintained in respect of its obligations under this Agreement;
     (xxv) The indemnification and contribution provisions set forth in Section 8 of this Agreement do not contravene British Columbia Public Policy, the laws of British Columbia or the laws of Canada applicable therein;
     (xxvi) The form of global certificate representing the Notes has been duly approved by all necessary corporate action and duly adopted by the Company and complies with the provisions of the Business Corporations Act (British Columbia) and any other applicable law of the Province of British Columbia or regulation relating thereto;
     (xxvii) No Governmental Authorization of or by any Governmental Agency in Canada is required to effect payments of principal, premium, if any, and interest on the Notes, the issue and sale of the Notes in accordance with the terms and conditions of this Agreement, the resale of the Notes by the Purchaser in accordance with their terms or the execution and delivery of the Indenture or the Registration Rights Agreement;
     (xxviii) No withholding tax imposed under the federal laws of Canada or a province or territory thereof will be payable in respect of the payment or crediting of the commissions contemplated by this Agreement by the Company to the Purchaser so long as it is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the Purchaser deals at arm’s length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), and to the extent that such commissions are payable in respect of services rendered by the Purchaser outside of Canada that are performed in the ordinary course of business carried on by the Purchaser outside of Canada that includes the performance of such services for a fee; and
     (xxix) No goods and services tax imposed under the federal laws of Canada or retail or provincial sales tax imposed under the laws of a province or territory of Canada will be payable by the Company or collectable by the Purchaser in respect of the payment of commissions pursuant to Section 2 of this Agreement to the Purchaser so long as it is a non-resident of Canada for purposes of the Excise Tax Act (Canada); provided that such commissions are in respect of services performed by the Purchaser outside of Canada.
In addition, such counsel shall state that it has participated in conferences with officers and other representatives of the Company, U.S. counsel for the Company, representatives of the independent accountants of the Company, representatives of the Purchaser and U.S. counsel for the Purchaser at which the contents of the Preliminary Offering Memorandum and the Offering Memorandum and related matters were discussed. Such counsel shall also state that is not passing upon, or assuming any responsibility for, the accuracy, completeness or fairness of the statements contained in the Preliminary Offering Memorandum or the Offering Memorandum and has made no independent check or verification thereof (except to the limited extent referred to in paragraph (xviii) above, and, subject to the foregoing, will confirm to the Purchaser that, on the basis of the information gained by such counsel in the course of performing the services referred to above, no facts have come to such counsel’s attention that have caused such counsel to believe that the Offering Memorandum, as of the Time of Execution or as of the date hereof, or that the Final Memorandum as of its date or as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that such counsel need not express any view as to the financial statements, schedules and other financial data included therein or excluded therefrom).
     (e) Stewart McKelvey Sterling Scales, special Nova Scotia counsel for the Company, shall have furnished to you their written opinion, dated the Time of Delivery, in form and substance satisfactory to you, to the effect that:
     (i) Ainsworth Engineered Corp. (“Ainsworth Engineered”) is an unlimited liability company duly amalgamated and existing under the laws of the Province of Nova Scotia.
     (ii) Ainsworth Engineered is registered to carry on business under the Corporations Registration Act (Nova Scotia) and in good standing as to the payment of fees and the filing of annual returns thereunder.
     (iii) Ainsworth Engineered has all necessary corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum.

     (iv) Ainsworth Engineered has taken all necessary corporate action to authorize the execution and delivery of this Agreement, the Indenture, the Guarantee or the Registration Rights Agreement (collectively, the “Nova Scotia Transaction Documents”) and to the extent that such matters are governed by the laws of the Province of Nova Scotia, each of the Nova Scotia Transaction Documents has been duly executed and delivered by Ainsworth Engineered.
     (v) None of the authorization, execution, issue or delivery of the Nova Scotia Transaction Documents or the performance by Ainsworth Engineered of its obligations thereunder will result in a violation of the provisions of the memorandum of association or articles of association of Ainsworth Engineered.
     (vi) No governmental authorization of any governmental agency under the laws of the Province of Nova Scotia or the federal laws of Canada applicable therein is required for the issue and sale by the Company of the Notes, the resale of the Notes by the Purchasers in accordance with the terms of the Purchase Agreement or the consummation by the Company and Ainsworth Engineered of the transactions contemplated by the Purchase Agreement, the Indenture or the Registration Rights Agreement, or the execution and delivery by the Company or Ainsworth Engineered, as the case may be, of the Indenture, the Registration Rights Agreement or the Purchase Agreement.
     (f) On the date hereof, Deloitte & Touche LLP shall have furnished to you a letter or letters, dated the date hereof, in form and substance satisfactory to counsel for the Purchaser with respect to the audited and unaudited financial information in the Offering Memorandum. At the Time of Delivery, Deloitte & Touche LLP shall have furnished to you a letter or letters, dated the date thereof, in form and substance satisfactory to counsel for the Purchaser, which shall extend to the financial information, if any, contained in the Final Memorandum and not contained in the Offering Memorandum;
     (g) (i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included in the Offering Memorandum any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Offering Memorandum, and (ii) since the respective dates as of which information is given in the Offering Memorandum there shall not have been any change in the share capital (other than pursuant to the exercise of employee stock options or pursuant to benefit plans described in the Offering Memorandum) or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries otherwise than as set forth or contemplated in the Offering Memorandum, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of Deutsche Bank Securities Inc. so material and adverse as to make it impracticable or inadvisable to proceed with the offering or the delivery of the Notes on the terms and in the manner contemplated in this Agreement and in the Offering Memorandum;
     (h) On or after the date hereof (i) no downgrading shall have occurred in the rating accorded the debt securities of the Company by any “nationally recognized statistical rating organization”, as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the debt securities of the Company;
     (i) On or after the date hereof there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange (the “NYSE”), the NASDAQ National Market (“NASDAQ”) or the Toronto Stock Exchange (the “TSX”); (ii) a suspension or material limitation in trading in the Company’s securities on the TSX; (iii) a general moratorium on commercial banking activities in New York or within Canada declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada; (iv) a material change or development involving a prospective change in Ca-

nadian taxation affecting the Company, the Securities or the transfer thereof or the imposition of exchange controls by the United States or Canada; (v) the outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war; or (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States or Canada or elsewhere, if the effect of any such event specified in clause (v) or (vi) in the judgment of the Purchaser makes it impracticable or inadvisable to proceed with the offering or the delivery of the Securities on the terms and in the manner contemplated in the Offering Memorandum;
     (j) The Notes have been designated for trading on PORTAL;
     (k) The Company and the Guarantors shall have furnished or caused to be furnished to you at the Time of Delivery certificates of officers of the Company satisfactory to you as to the accuracy of the representations and warranties of the Company and the Guarantors herein at and as of the Time of Execution and the Time of Delivery, as to the performance by the Company and the Guarantors of their obligations hereunder to be performed at or prior to such Time of Delivery, as to the matters set forth in subsections (h) and (i) of this Section and as to such other matters as you may reasonably request;
     (l) The Registration Rights Agreement shall have been duly executed and delivered by the Company and the Guarantors and shall be in full force and effect; and
     (m) The Purchaser shall have received all additional consents, waivers, certificates, acknowledgements and other documents reasonably requested by their counsel.
     8. (a) The Company and the Guarantors will, jointly and severally, indemnify and hold harmless the Purchaser against any losses, claims, damages or liabilities, joint or several, to which the Purchaser may become subject, under the Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum or the Offering Memorandum, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse the Purchaser for any legal or other expenses reasonably incurred by the Purchaser in connection with investigating, defending or appearing as a third-party witness in connection with any such action, loss, claim, damage or liability as such expenses are incurred; provided, however, that neither the Company nor the Guarantors shall be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Offering Memorandum or the Offering Memorandum or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Purchaser expressly for use therein.
     (b) The Purchaser will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum or the Offering Memorandum, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Offering Memorandum or the Offering Memorandum or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Purchaser expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating, defending or appearing as a third-party witness in connection with any such action, loss, claim, damage or liability as such expenses are incurred.
     (c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.
     (d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantors on the one hand and the Purchaser on the other from the offering of the Notes. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Guarantors on the one hand and the Purchaser on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantors on the one hand and the Purchaser on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company and the Guarantors bear to the total underwriting discounts and commissions received by the Purchaser, in each case as set forth in the Offering Memorandum. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Guarantors on the one hand or the Purchaser on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Guarantors and the Purchaser agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Purchaser shall not be required to contribute any amount in excess of the aggregate amount by which the total price at which the Securities underwritten by them and distributed to investors were offered to investors exceeds the amount of any damages which the Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The Purchaser’s obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.
     (e) The obligations of the Company and the Guarantors under this Section 8 shall be in addition to any liability which the Company and the Guarantors may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Purchaser within the meaning of the Act; and the obligations of the Purchaser under this Section 8 shall be in addition to any liability which the respective Purchaser may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and the Guarantors and to each person, if any, who controls the Company and the Guarantors within the meaning of the Act.
     9. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Guarantors and the Purchaser, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Purchaser or any controlling person of the Purchaser, or the Company or the Guarantors, or any officer or director or controlling person of the Company or the Guarantors, and shall survive delivery of and payment for the Securities.
     10. If, for any reason, the Securities are not delivered by or on behalf of the Company as provided herein, the Company and the Guarantors will reimburse the Purchaser for all out-of-pocket expenses, including fees and disbursements of U.S. and Canadian legal counsel, incurred by the Purchaser in making preparations for the purchase, sale and delivery of the Securities, but the Company and the Guarantors shall then be under no further liability to the Purchaser except as provided in Sections 6 and 8 hereof.
     11. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Purchaser shall be delivered or sent by mail or facsimile transmission to the Purchaser in care of Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005 Attention: Leverage Finance; and if to the Company or the Guarantors shall be delivered or sent by mail or facsimile communication to the address of the Company set forth in the Offering Memorandum, Attention: Secretary. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.
     12. This Agreement shall be binding upon, and inure solely to the benefit of, the Purchaser, the Company and the Guarantors and, to the extent provided in Sections 8 and 9 hereof, the officers and directors of the Company and the Guarantors and each person who controls the Company and the Guarantors or the Purchaser, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Securities from the Purchaser shall be deemed a successor or assign by reason merely of such purchase.
     13. The Company and the Guarantors irrevocably (i) agree that any legal suit, action or proceeding against any or all of the Company and the Guarantors brought by the Purchaser or by any person who controls the Purchaser arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waive, to the fullest extent they may effectively do so, any objection which they may now or hereafter have to the laying of venue of any such proceeding and (iii) submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company and the Guarantors irrevocably waive any immunity to jurisdiction to which they may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against them arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any New York Court. The Company and the Canadian Guarantors have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as their authorized agent (the “Authorized Agent”) upon whom process may be served in any such legal suit, action or proceeding against any or all of the Company and the Canadian Guarantors arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by the Purchaser or by any person who controls the Purchaser, expressly consent to the jurisdiction of any such court in respect of any such action, and waive any other requirements of or objections to personal jurisdiction with respect thereto. The Company and the Canadian Guarantors represent and warrant that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company and the Canadian Guarantors shall be deemed, in every respect, effective service of process upon the Company and the Canadian Guarantors.
     14. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than U.S. dollars, the Company and the Guarantors will indemnify the Purchaser against any loss incurred by such Purchaser as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Purchaser is able to purchase U.S. dollars with the amount of judgment currency actually received by the Purchaser. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantors and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into U.S. dollars.
     15. Time shall be of the essence of this Agreement.
     16. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
     17. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.
     18. The Company is authorized, subject to applicable law, to disclose any and all aspects of this potential transaction that are necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transaction, and all materials of any kind (including tax opinions and other tax analysis) related to those benefits, without the Purchaser imposing any limitation of any kind
     19. Each of the Company and the Guarantors acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Guarantors, on the one hand, and the Purchaser, on the other, (ii) in connection therewith and with the process leading to such transaction the Purchaser is acting solely as a principal and not the agent or fiduciary of the Company, (iii) the Purchaser has not assumed an advisory or fiduciary responsibility in favor of the Company or Guarantors with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Purchaser has advised or is currently advising the Company or Guarantors on other matters) or any other obligation to the Company or Guarantors except the obligations expressly set forth in this Agreement and (iv) each of the Company and Guarantors has consulted its own legal and financial advisors to the extent it deemed appropriate. Each of the Company and Guarantors agrees that it will not claim that the Purchaser has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or Guarantor, in connection with such transaction or the process leading thereto.

     If the foregoing is in accordance with your understanding, please sign and return to us six counterparts hereof, and upon the acceptance hereof by you this letter and such acceptance hereof shall constitute a binding agreement among the Company, the Guarantors and the Purchaser.

Very truly yours, AINSWORTH LUMBER CO. LTD.
By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

AINSWORTH ENGINEERED CORP.
By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

AINSWORTH ENGINEERED (USA), LLC By its member, Ainsworth Lumber Co. Ltd.
By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

AINSWORTH CORP.
By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Treasurer

AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP By its general partner, Ainsworth Lumber Co. Ltd.
By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Treasurer

Accepted as of the date hereof:
DEUTSCHE BANK SECURITIES INC.

By:	/s/ Loretta Summers

Name: Loretta Summers
Title: Managing Director

By:	/s/ Thomas Krasnewich

Name: Thomas Krasnewich
Title: Managing Director

SCHEDULE I
Subsidiaries

Subsidiaries	Ownership
Ainsworth Engineered Corp.	100%

Ainsworth Engineered (USA), LLC	100%

Ainsworth Corp.	100%

Ainsworth Engineered Canada Limited Partnership	100%

ANNEX I
     (1) The Securities have not been and will not be registered under the Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Act or pursuant to an exemption from the registration requirements of the Act. The Purchaser represents that it has offered and sold the Securities, and will offer and sell the Securities (i) as part of a distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Time of Delivery, only in accordance with Rule 903 of Regulation S or Rule 144A under the Act. Accordingly, the Purchaser agrees that neither it, its affiliates nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Securities, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. The Purchaser agrees that, at or prior to confirmation of sale of Securities (other than a sale pursuant to Rule 144A), it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the restricted period a confirmation or notice to substantially the following effect:
     “The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S (or Rule 144A if available) under the Securities Act. Terms used above have the meaning given to them by Regulation S.”
Terms used in this paragraph have the meanings given to them by Regulation S.
     The Purchaser further agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Securities, except with its affiliates or with the prior written consent of the Company.
     (2) Notwithstanding the foregoing, Securities in registered form may be offered, sold and delivered by the Purchaser in the United States and to U.S. persons pursuant to Section 3 of this Agreement without delivery of the written statement required by paragraph (1) above.
     (3) The Purchaser agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months after the date of issue of the Securities, will not offer or sell any Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation on inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, the FSMA) received by it in connection with the issue or sale of any Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.
     (4) The Purchaser acknowledges and agrees that the Securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese Law.
     (5) The Purchaser agrees that it will not offer, sell or deliver any of the Securities in any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws thereof, and that it will take at its own expense whatever action is required to permit its purchase and resale of the Securities in such jurisdictions. The Purchaser understands that no action has been taken to permit a public offering in any jurisdiction outside the United States where action would be required for such purpose.
     (6) With respect to offers and sales of the Securities in the provinces of Canada (the “Canadian Provinces”) or to any resident in Canada, the Purchaser agrees that (i) it or its affiliates will offer and sell the Securities upon the terms and conditions set forth in this Agreement and the Offering Memorandum prepared for delivery to prospective purchasers on a private placement basis and identified as such (the “Canadian Offering Memorandum”) and (ii) it and its affiliates will offer and sell Securities in the Canadian Provinces or to any resident of Canada only pursuant to exemptions from the prospectus and registration requirements of and in compliance with the securities laws of the Canadian Provinces.

ANNEX II
Form of Registration Rights Agreement

INDENTURE
Dated as of April 18, 2006
among
AINSWORTH LUMBER CO. LTD.,
as Issuer,
the Guarantors named herein
and
The Bank of New York,
as Trustee
SENIOR FLOATING RATE NOTES DUE 2013

CROSS-REFERENCE TABLE*

Trust Indenture		Indenture
Act Section		Section
310	(a)(1)	7.10
	(a)(2)	7.10
	(a)(3)	N.A.
	(a)(4)	N.A.
	(a)(5)	7.10
	(b)	7.10
	(c)	N.A.
311	(a)	7.11
	(b)	7.11
	(c)	N.A.
312	(a)	2.05
	(b)	12.03
	(c)	12.03
313	(a)	7.06
	(b)(1)	N.A.
	(b)(2)	7.07
	(c)	7.06;12.02
	(d)	7.06
314	(a)	4.03;12.02
	(b)	N.A.
	(c)(1)	12.04
	(c)(2)	12.04
	(c)(3)	N.A.
	(d)	N.A.
	(e)	12.05
	(f)	N.A.
315	(a)	7.01
	(b)	7.05;12.02
	(c)	7.01
	(d)	7.01
	(e)	6.14
316	(a)(last sentence)	2.09
	(a)(1)(A)	6.05
	(a)(1)(B)	6.04
	(a)(2)	N.A.
	(b)	6.07
	(c)	2.12; 9.04
317	(a)(1)	6.08
	(a)(2)	6.12
	(b)	2.04
318	(a)	12.01
	(b)	N.A.
	(c)	12.01

N.A. means not applicable. * This Cross-Reference Table is not part of the Indenture.

-i-

-ii-

-iii-

-iv-

          INDENTURE dated as of April 18, 2006 among Ainsworth Lumber Co. Ltd., a British Columbia corporation (the “Company”), Ainsworth Engineered Corp., a Nova Scotia unlimited liability company, Ainsworth Engineered Canada Limited Partnership, a British Columbia limited partnership, Ainsworth Corp., a Minnesota corporation, and Ainsworth Engineered (USA), LLC, a Delaware limited liability company, each a guarantor, and The Bank of New York, a New York banking corporation, as Trustee.
          The Company has duly authorized the creation of an issue of US$75,000,000 aggregate principal amount of Senior Floating Rate Notes due 2013 (the “Notes”). Each of the Company and the Guarantors has duly authorized the execution and delivery of this Indenture.
          The Company, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes.
ARTICLE 1
DEFINITIONS AND INCORPORATION BY REFERENCE
Section 1.01 Definitions.
          “144A Global Note” means a Global Note substantially in the form of Exhibit A Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.
          “Acquired Indebtedness” means, with respect to any specified Person:
          (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and
          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
          “Additional Notes” means Notes (other than the Initial Notes and other than Exchange Notes issued for such Initial Notes) issued under this Indenture in accordance with Sections 2.01, 2.02 and 4.09 hereof.
          “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.
          “Agent” means any Registrar, Paying Agent, Calculation Agent or co-registrar.

          “Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.
          “Asset Sale” means:
          (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices, but excluding the Equity Interests or other Investments in Unrestricted Subsidiaries; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Sections 4.15 and/or Sections 5.01 hereof and not by Section 4.10 hereof; and
          (2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries other than directors’ qualifying shares;
provided that the following items will not be deemed to be Asset Sales:
          (1) any single transaction or series of related transactions that involves assets having a fair market value of less than US$1.0 million;
          (2) a transfer of assets between or among the Company and its Wholly Owned Restricted Subsidiaries;
          (3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to a Wholly Owned Restricted Subsidiary;
          (4) the sale or other disposition of cash or Cash Equivalents, or the sale of accounts receivable in the ordinary course of business or in connection with the compromise, settlement or collection thereof;
          (5) the disposition of surplus, obsolete, discontinued or worn-out equipment or other immaterial assets no longer used in the ongoing business of the Company and its Restricted Subsidiaries; and
          (6) a sale or other disposition that immediately results in a Permitted Investment or a Restricted Payment that is permitted by Section 4.07 hereof.
          “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.
          “Bankruptcy Law” means Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada) or any similar United States federal or state law or Canadian federal, provincial or territorial law for the relief of debtors.

          “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.
          “Board of Directors” means:
          (1) with respect to a corporation, the board of directors of the corporation;
          (2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and
          (3) with respect to any other Person, the board or committee of such Person serving a similar function.
          “Borrowing Base” means, as of any date, an amount equal to:
     (1) 85% of the face amount of all accounts receivable owned by the Company and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available that were not more than 90 days past due; plus
     (2) 65% of the book value of all inventory owned by the Company and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available, all calculated on a consolidated basis and in accordance with GAAP.
          “Broker-Dealer” has the meaning set forth in the Registration Rights Agreement.
          “Business Day” means any day other than a Legal Holiday.
          “Buy/Sell Option” means a compulsory offer to purchase or sell an interest in the High Level Project made pursuant to the High Level Memorandum of Agreement or similar or replacement documents relating to the High Level Project.
          “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
          “Capital Stock” means:
    (1) in the case of a corporation, corporate stock;
    (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
    (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
     “Cash Equivalents” means:
     (1) United States dollars or Canadian dollars;
     (2) securities issued or directly and fully guaranteed or insured by the United States government or the Canadian government or any agency or instrumentality of the United States government or the Canadian government (provided that the full faith and credit of the United States or Canada, as applicable, is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;
     (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or U.S. or Canadian commercial bank having capital and surplus in excess of US$500.0 million and a Thomson Bank Watch Rating of “B” or better;
     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
     (5) commercial paper having the highest rating obtainable from Moody’s or S&P and in each case maturing within six months after the date of acquisition; and
     (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.
     “Change of Control” means the occurrence of any of the following:
     (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders;
     (2) the adoption of a plan relating to the liquidation or dissolution of the Company;
     (3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” (as defined above in clause (1)), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of at least 50% of the total voting power of Voting Stock of the Company;
     (4) any “person” (as defined above in clause (1)), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who was a nominee of or is an Affiliate or Related Person of such person, will constitute a majority of the Board of Directors of the Company; or

     (5) the Company consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates or amalgamates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).
    “Clearstream” means Clearstream Banking S.A.
    “Commission” means the United States Securities and Exchange Commission.
           “Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.
           “Company” means Ainsworth Lumber Co. Ltd., and any and all successors thereto.
           “Company Request” or “Company Order” means a written request or order signed in the name of the Company by one or more of its Chairman, Chief Executive Officer, President, Chief Financial Officer, any Vice President, its Treasurer or its Secretary, and delivered to the Trustee.
            “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:
     (1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus
     (2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus
     (3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

     (4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP; provided that, if the consolidated financial statements of the Company include a minority interest, the amounts in the foregoing clauses (1) to (4) shall be calculated net of any such amounts included in determining the minority interest.
            Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
            “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:
     (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;
     (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;
     (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and
     (4) the cumulative effect of a change in accounting principles will be excluded.
            “Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.
            “Corporate Trust Office of the Trustee” shall be at the address of the Trustee specified in Section 12.02 hereof or such other address as to which the Trustee may give notice to the Company.

          “Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
          “Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.
          “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
          “Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06(c) hereof, substantially in the form of Exhibit A hereto, as the case may be, except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.
          “Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.
          “Disqualified Stock” means any Capital Stock of the Company that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07 hereof.
          “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
          “Equity Offering” means any public or private issuance or sale of Common Stock of the Company.
          “Euroclear” means Euroclear S.A./N.V., as operator of the Euroclear system.
          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
          “Exchange Notes” means the Notes issued in the Exchange Offer pursuant to Section 2.06(f) hereof.
          “Exchange Offer” has the meaning set forth in the Registration Rights Agreement.

          “Exchange Registration Statement” has the meaning set forth in the Registration Rights Agreement.
          “Existing Indebtedness” means the Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.
          “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.
          In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
     (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamation or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;
     (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;
     (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and
     (4) the consolidated interest expense of the specified Person and its Restricted Subsidiaries attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account Hedging Obligations applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.
          “Fixed Charges” means, with respect to any specified Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus
     (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
     (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus
     (4) the amount of all payments charged to shareholder’s equity on any “compound financial instrument” (as described under GAAP) paid, accrued or scheduled to be paid or accrued during such period; plus
     (5) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Wholly Owned Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.
            “GAAP” means, as of any date of determination, generally accepted accounting principles in Canada and which are applicable as of any date of determination.
            “Global Note Legend” means the legend set forth in Section 2.06(g)(ii), which is required to be placed on all Global Notes issued under this Indenture.
            “Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto, as the case may be, issued in accordance with Section 2.01, 2.02, 2.06(b), 2.06(d) or 2.06(f) hereof.
            “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.
            “Grant” means Grant Forest Products Inc., an Ontario corporation, any other Person or Persons who replace Grant and become co-owners of the High Level Project, any successor entity thereto, and any Affiliate thereof.
            “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

            “Guarantors” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of this Indenture and its respective successors and assigns.
            “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
     (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and
     (2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, commodity prices or interest rates.
            “High Level Memorandum of Agreement” means the memorandum of agreement, dated as of December 9, 1999, between the Company and Grant Forest Products Corp., relating to the High Level Project.
            “High Level Project” means the oriented strand board facility, jointly owned by the Company and Grant, located near High Level, Alberta, together with all associated, operating, shareholder and ownership agreements and rights held by Footner Forest Products Ltd. to harvest logs processed through such facility pursuant to a deciduous timber allocation issued by the government of Alberta.
            “Holder” means a Person in whose name a Note is registered in the Note Register.
            “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:
     (1) in respect of borrowed money;
     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);
     (3) in respect of banker’s acceptances;
     (4) representing Capital Lease Obligations;
     (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or
     (6) representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP; provided, however, that Indebtedness shall not include obligations of any Person (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 15 days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) under stand-by letters of credit to the extent collateralized by cash or cash equivalents. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

     The amount of any Indebtedness outstanding as of any date will be:
     (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and
     (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.
     “Indenture” means this Indenture, as amended or supplemented from time to time.
            “Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.
            “Initial Notes” means the US$75,000,000 in aggregate principal amount of Notes issued under this Indenture on the Issue Date.
            “Institutional Accredited Investor” means an institution that is an   “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that is not also a QIB.
            “Interest Payment Date” means March 30th, June 30th, September 30th and December 30th of each year to Stated Maturity.
            “Investment Grade Ratings” means (i) BBB- or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s), or (ii) the equivalent in respect of the Rating Categories of any Rating Agencies substituted for S&P or Moody’s.
            “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, but shall not include trade accounts receivable in the ordinary course of business on credit terms made generally available to customers of such Person. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in Section 4.07(c) hereof. The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in Section 4.07(c) hereof.
            “Issue Date” means April 18, 2006, the date of original issuance of the Initial Notes.
            “Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions in the City of New York, the City of Toronto, the City of Vancouver or the city of the Corporate Trust Office of the Trustee are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.
          “Letter of Transmittal” means the letter of transmittal to be prepared by the Company and sent to all Holders of the Notes for use by such Holders in connection with the Exchange Offer.
          “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
          “Moody’s” means Moody’s Investors Service, Inc.
          “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:
     (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and
     (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.
          “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.
          “Non-Guarantor Restricted Subsidiaries” means any North American Restricted Subsidiaries that collectively do not have total assets in excess of US$3.0 million, and which are designated by the Board of Directors of the Company as evidenced by a resolution of the Board of Directors delivered to the Trustee. In accordance with the terms hereof, the Board of Directors of the Company has designated each of Prince George Hardwood Ltd., KKBL No. 316 Ventures Ltd. and 0737562 B.C. Ltd. as a Non-Guarantor Restricted Subsidiary.
          “Non-Recourse Debt” means Indebtedness:
     (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

     (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and
     (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries;
except for any limited recourse guarantee solely for the purpose of supporting the pledge by the Company or any of its Restricted Subsidiaries of the Equity Interests of any Unrestricted Subsidiaries.
            “Non-U.S. Guarantor” means Ainsworth Engineered Corp., a Nova Scotia unlimited liability company, and Ainsworth Engineered Limited Partnership, a British Columbia limited partnership.
            “Non-U.S. Person” means a Person who is not a U.S. Person as defined in Rule 902(k) under the Securities Act.
            “North American Restricted Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or under the laws of Canada or any province or territory thereof.
            “Notes” means any Note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term   “Notes” shall include any Additional Notes that may be issued under a supplemental indenture. The Notes (including any Exchange Notes issued in exchange therefor) are separate series of Notes, but shall be treated as a single class for all purposes under this Indenture, except as set forth herein. For purposes of this Indenture, all references to Notes to be issued or authenticated upon transfer, replacement or exchange shall be deemed to refer to Notes of the appropriate series.
            “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
            “Offering Memorandum” means the offering memorandum of the Company dated April 11, 2006 relating to the sale of the Initial Notes.
            “Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.
            “Officers’ Certificate” means a certificate signed on behalf of a Person by two Officers of such Person, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Person that meets the requirements of Section 12.05 hereof.
            “Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of Section 12.05 hereof. The counsel may be an employee of or counsel to the Company, or any Restricted Subsidiary.

          “Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).
          “Permitted Business” means any business that derives a majority of its revenues from the businesses engaged in by the Company and its Restricted Subsidiaries on the Issue Date and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries were engaged on the Issue Date.
          “Permitted Holder” means (i) each of David Ainsworth, D. Allen Ainsworth and Brian E. Ainsworth, (ii) the members of the immediate family of each of the persons referred to in clause (i) above, (iii) any trust created for the benefit of any of the persons referred to in clauses (i) and (ii) above or (iv) any Person at least 85% of the outstanding Capital Stock of which is owned by one or more of the persons described in clauses (i), (ii) and (iii) above.
          “Permitted Investments” means:
     (1) any Investment in the Company or in a Restricted Subsidiary;
     (2) any Investment in Cash Equivalents;
     (3) any Investment by the Company or any Guarantor in a Person, if as a result of such Investment:
     (i) such Person becomes a Guarantor; or
     (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor;
     (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.10 hereof;
     (5) any acquisition of assets, Capital Stock or other securities solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;
     (6) any Investments by the Company or a Restricted Subsidiary received in compromise of claims, settlements of debts or disputes or satisfaction of judgments relating to obligations payable to the Company or such Restricted Subsidiary, as the case may be, in its capacity as trade creditor or from customers, which obligations were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;
     (7) Hedging Obligations in the ordinary course of business and not for speculative purposes;
     (8) an Investment by the Company or any Restricted Subsidiary in a Permitted Joint Venture; provided that the aggregate amount of all Investments made pursuant to this clause (8) does not exceed US$3.0 million at any one time outstanding; and

     (9) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) since March 3, 2004, not to exceed 5% of the Consolidated Net Tangible Assets of the Company.
            “Permitted Joint Venture” means any joint venture arrangement created by the Company or one of its Restricted Subsidiaries, the primary purpose of which is to obtain fiber to supply the operations of the Company or its Restricted Subsidiaries, provided that the Company and its Restricted Subsidiaries own an equity interest in such arrangement of at least 40% of the Equity Interests in such arrangement.
            “Permitted Liens” means:
     (1) Liens to secure Indebtedness permitted by Section 4.09(b)(1) hereof on the accounts receivable and inventories (including spare parts) of the Company and its Restricted Subsidiaries, including the proceeds thereof and all money, securities and property of the Company and its Restricted Subsidiaries and the proceeds thereof held by any lender of such indebtedness, and all related books and records and other intangibles evidencing such collateral;
     (2) Liens in favor of the Company or the Guarantors;
     (3) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or the Restricted Subsidiary;
     (4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;
     (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;
     (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by Section 4.09(b)(4) hereof covering only the assets acquired with such Indebtedness;
     (7) Liens existing on the Issue Date;
     (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;
     (9) Liens securing Indebtedness under Hedging Obligations in the ordinary course of business and not for speculative purposes; provided that (i) such Liens are only secured by property or assets that secure the Indebtedness subject to the Hedging Obligation or (ii) if such Hedging Obligations are with one or more parties to Credit Facilities, then secured by the same collateral as secures the applicable Credit Facilities;

     (10) Liens on the Equity Interests of Unrestricted Subsidiaries or Permitted Joint Ventures securing Indebtedness of such Unrestricted Subsidiaries or Permitted Joint Ventures not otherwise prohibited by this Indenture;
     (11) Liens securing Permitted Refinancing Indebtedness incurred to refinance any secured Indebtedness; provided that the Liens securing such Permitted Refinancing Indebtedness are not extended to any additional assets or property;
     (12) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed at any one time outstanding 5% of the Consolidated Net Tangible Assets of the Company;
     (13) a general security agreement between the Company and Grant securing the obligations of the Company or its Subsidiaries under the High Level Memorandum of Agreement or similar documents relating to the High Level Project; and
     (14) Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of the Company or any Restricted Subsidiary of the Company other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition.
            “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries or Disqualified Stock of the Company or preferred stock of Restricted Subsidiaries of the Company issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries or Disqualified Stock of the Company or preferred stock of Restricted Subsidiaries of the Company (other than intercompany Indebtedness, Disqualified Stock or preferred stock); provided that:
     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends on the Indebtedness, Disqualified Stock or preferred stock and the amount of all expenses and premiums incurred in connection therewith);
     (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;
     (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes or such Subsidiary Guarantee on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

     (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
            “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
            “Private Placement Legend” means the legend set forth in Section 2.06(g)(i) to be placed on all Notes issued under this Indenture, except where otherwise permitted by the provisions of this Indenture.
            “Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price, or the installation, construction or improvement, of property (including Capital Stock) or equipment.
            “QIB” means a “qualified institutional buyer” as defined in Rule 144A.
            “Rating Agencies” means (i) S&P and Moody’s or (ii) if S&P or Moody’s or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody’s or both, as the case may be.
            “Rating Category” means (i) with respect to S&P, any of the following categories (and any associated “+” or “-” designation): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories (and any associated “1”, “2” or “3” designation): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.
            “Record Date” for the interest or Special Interest, if any, payable on any applicable Interest Payment Date means March 15th, June 15th, September 15th or December 15th (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.
            “Registration Rights Agreement” means the Exchange and Registration Rights Agreement, dated the date hereof by and among the Company, the Guarantors and the other parties named on the signature pages thereof, as such agreement may be amended, modified or supplemented from time to time and, with respect to any Additional Notes, one or more registration rights agreements between the Company and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Company to the purchasers of Additional Notes to register such Additional Notes under the Securities Act.
            “Regulation S” means Regulation S promulgated under the Securities Act.
            “Regulation S Global Note” means a Global Note in the form of Exhibit A hereto bearing the Global Note Legend (but without the Private Placement Legend) and deposited with or on behalf of and registered in the name of the Depositary or its nominee.
            “Related Person” of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.
          “Responsible Officer” means , when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.
          “Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.
          “Restricted Global Note” means a Global Note bearing the Private Placement Legend.
          “Restricted Investment” means an Investment other than a Permitted Investment.
          “Restricted Subsidiary” of a Person means any Subsidiary of that Person that is not an Unrestricted Subsidiary.
          “Right of First Refusal” means the exercise by the Company of the right to acquire the interest of Grant in the High Level Project pursuant to the right of first refusal option contained in the High Level Memorandum of Agreement or similar or replacement documents related to the High Level Project.
          “Rule 144” means Rule 144 promulgated under the Securities Act.
          “Rule 144A” means Rule 144A promulgated under the Securities Act.
          “Rule 903” means Rule 903 promulgated under the Securities Act.
          “Rule 904” means Rule 904 promulgated under the Securities Act.
          “S&P” means Standard & Poor’s Ratings Services.
          “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.
          “Shelf Registration Statement” means the Shelf Registration Statement as defined in the Registration Rights Agreement.
          “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.
          “Special Interest” means all special interest then owing pursuant to the Registration Rights Agreement.
          “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
       “Subsidiary” means, with respect to any specified Person:
     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
            “Subsidiary Guarantee” means the Guarantee by each Guarantor of the Company’s payment obligations under this Indenture and on the Notes, executed pursuant to the provisions of this Indenture.
            “TIA” means the Trust Indenture Act of 1939 as in effect on the date on which this Indenture is qualified under the TIA.
            “Trustee” means the party named as such above until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.
            “Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.
            “Unrestricted Global Note” means a permanent Global Note, substantially in the form of Exhibit A attached hereto that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing Notes that do not bear the Private Placement Legend.
            “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors of the Company, but only to the extent that such Subsidiary:
     (1) has no Indebtedness other than Non-Recourse Debt;
     (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;
     (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

     (4) has not Guaranteed or otherwise, directly or indirectly, provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and
     (5) has at least one director on its Board of Directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.
            In accordance with the terms hereof, our subsidiary, Chatham Forest Products, Inc., has been designated as an Unrestricted Subsidiary.
            Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.09 hereof, the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under Section 4.09 hereof, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.
            “U.S.” and “United States” means the United States of America, its territories and possessions, any state of the United states, and the District of Columbia.
            “U.S. Dollar” and “US$” mean United States dollars.
            “$” means Canadian dollars.
            “U.S. Person” means a U.S. person as defined in Rule 902(k) under the Securities Act.
            “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
            “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by
     (2) the then outstanding principal amount of such Indebtedness.

          “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.
Section 1.02 Other Definitions.

Defined in
Term	Section
“Additional Amounts”	4.18
“Affiliate Transaction”	4.11
“Asset Sale Offer”	4.10
“Asset Sale Payment”	4.10
“Authentication Order”	2.02
“Calculation Agent”	2.03
“Change of Control Offer	4.15
“Change of Control Payment	4.15
“Covenant Defeasance”	8.03
“DTC”	2.03
“Documentary Taxes”	4.18
“Event of Default”	6.01
“Excess Proceeds”	4.10
“Excluded Holder”	4.18
“Fall-Away Covenants”	4.23
“Fall-Away Period”	4.23
“First Currency”	12.15
“incur”	4.09
“judgment currency”	12.14
“Legal Defeasance”	8.02
“Note Register”	2.03
“Offer Amount”	3.09
“Offer Period”	3.09
“Other Currency”	12.15
“owner”	4.18
“Paying Agent”	2.03
“Payment Default”	6.01
“Permitted Indebtedness”	4.09
“Purchase Date”	3.09
“Registrar”	2.03
“Repurchase Offer”	3.09
“Restricted Payments”	4.07
“Taxes”	4.18
Section 1.03 Incorporation by Reference of Trust Indenture Act.
          Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

          The following TIA terms used in this Indenture have the following meanings:
          “indenture securities” means the Notes;
          “indenture security Holder” means a Holder of a Note;
          “indenture to be qualified” means this Indenture;
          “indenture trustee” or “institutional trustee” means the Trustee; and
          “obligor” on the Notes and the Subsidiary Guarantees means the Company and the Guarantors, respectively, and any successor obligor upon the Notes and the Subsidiary Guarantees, respectively.
          All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings so assigned to them.
Section 1.04 Rules of Construction.
          Unless the context otherwise requires:
    (a) a term has the meaning assigned to it;
    (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;
    (c) “or” is not exclusive;
    (d) words in the singular include the plural, and in the plural include the singular;
    (e) provisions apply to successive events and transactions;
    (f) references to sections of, or rules under, the Securities Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time;
    (g) unless the context otherwise requires, any reference to an “Article,” “Section” or “clause” refers to an Article, Section or clause, as the case may be, of this Indenture; and
    (h) the words “herein,” “hereof” and “hereunder” and other words of similar import, refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision.

ARTICLE 2
THE NOTES
Section 2.01 Form and Dating; Terms.
          (a) General. The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rules or usage. Each Note shall be dated the date of its authentication. The Notes shall be in denominations of US$1,000 and integral multiples thereof. Each Note shall have an executed Guarantee from each Guarantor endorsed thereon substantially in the form of Exhibit E hereto.
          (b) Global Notes. Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.
          (c) Terms. The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited.
          The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.
          The Notes shall be subject to repurchase by the Company pursuant to an Asset Sale Offer as provided in Section 4.10 hereof or a Change of Control Offer as provided in Section 4.15 hereof. The Notes shall not be redeemable, other than as provided in Article 3.
          Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise as the Initial Notes; provided that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Section 4.09 hereof. Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture.
          (d) Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream” and “Customer Handbook” of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Global Notes that are held by Participants through Euroclear or Clearstream.

Section 2.02 Execution and Authentication.
          Two Officers shall execute the Notes on behalf of the Company by manual or facsimile signature.
          If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.
          A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual or facsimile signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.
          The Trustee shall, upon a Company Order (an “Authentication Order”) on the Issue Date, authenticate and deliver the Initial Notes. In addition, at any time, from time to time, the Trustee shall upon an Authentication Order authenticate and deliver any Additional Notes for an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder.
          The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.
Section 2.03 Registrar, Paying Agent and Calculation Agent.
          The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). In addition, there shall be a Calculation Agent for purposes of the Notes (the “Calculation Agent”). The Registrar shall keep a register of the Notes (“Note Register”) and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent, Registrar or Calculation Agent without prior notice to any Holder. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar, Paying Agent or Calculation Agent, the Trustee shall act as such. The Company or any Guarantor may act as Paying Agent or Registrar.
          The Company initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.
          The Company initially appoints the Trustee to act as the Paying Agent, Registrar and Calculation Agent for the Notes and to act as Custodian with respect to the Global Notes.
Section 2.04 Paying Agent to Hold Money in Trust.
          The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or Special Interest, if any, or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Restricted Subsidiary) shall have no further liability for the money. If the Company or a Restricted Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes.
Section 2.05 Holder Lists.
          The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA Section 312(a). If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Company shall otherwise comply with TIA Section 312(a).
Section 2.06 Transfer and Exchange.
          (a) Transfer and Exchange of Global Notes. Except as otherwise set forth in this Section 2.06, a Global Note may be transferred in whole and not in part only to a nominee of the Depositary, or to a successor Depositary or a nominee of such successor Depositary. A beneficial interest in a Global Note may not be exchanged for a Definitive Note unless (i) the Depositary (x) notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, and in either case, a successor Depositary is not appointed by the Company within 120 days, (ii) in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays) or (B) announces an intention permanently to cease business or does in fact do so, (iii) the Company is required by law to exchange Global Notes for Definitive Notes and the Company delivers a written notice to the Trustee to such effect, (iv) there shall have occurred and be continuing an Event of Default with respect to the Notes or (v) a request for certificates has been made upon 60 days’ prior written notice given to the Trustee in accordance with the Depositary’s customary procedures and a copy of such notice has been received by the Company from the Trustee. Upon the occurrence of any of the preceding events in (i) to (v) above, Definitive Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and shall be issued in such denominations as the Depositary (in accordance with its customary procedures) shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, except for Definitive Notes issued subsequent to any of the preceding events in (i) to (v) above or pursuant to Section 2.06(c) hereof. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a); however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b), (c) or (f) hereof.
          (b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

     (i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).
     (ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above. Upon consummation of an Exchange Offer by the Company in accordance with Section 2.06(f) hereof, the requirements of this Section 2.06(b)(ii) shall be deemed to have been satisfied upon receipt by the Registrar of the instructions contained in the Letter of Transmittal delivered by the Holder of such beneficial interests in the Global Notes. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(h) hereof.
     (iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) above and the Registrar receives a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof.
     (iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in the Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) hereof and:
     (A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the holder of the beneficial interest to be transferred, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Company;

     (B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;
     (C) such transfer is effected by a Broker-Dealer pursuant to the Exchange Registration Statement in accordance with the Registration Rights Agreement; or
     (D) the Registrar receives the following:
     (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or
     (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;
and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
          If any such transfer is effected pursuant to subparagraph (B) or (D) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (B) or (D) above.
          Beneficial interests in an Unrestricted Global Note can be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note without any certification.
          (c) Transfer or Exchange of Beneficial Interests for Definitive Notes.
          (i) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon the occurrence of any of the preceding events in Sections 2.06(a)(i) — (v) and receipt by the Registrar of the following documentation:
     (A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;
     (B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

     (C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;
     (D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;
     (E) if such beneficial interest is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraph (B) above, a certificate substantially in the form of Exhibit B hereto, including the certifications in item 3(d) thereof and such certificates and Opinion of Counsel required by item (3) thereof, if applicable;
     (F) if such beneficial interest is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or
     (G) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.
          (ii) Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only upon the occurrence of any of the preceding events in Sections 2.06(a)(i) — (v) and if:
     (A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Company;
     (B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

     (C) such transfer is effected by a Broker-Dealer pursuant to the Exchange Registration Statement in accordance with the Registration Rights Agreement; or
     (D) the Registrar receives the following:
     (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Definitive Note that does not bear the Private Placement Legend, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or
     (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a Definitive Note that does not bear the Private Placement Legend, a certificate from such holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;
and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
          (iii) Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon the occurrence of any of the preceding events in Sections 2.06(a)(i) — (v) and satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iii) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iii) shall not bear the Private Placement Legend.
          (d) Transfer and Exchange of Definitive Notes for Beneficial Interests.
          (i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:
     (A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

     (B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;
     (C) if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;
     (D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;
     (E) if such Restricted Definitive Note is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate substantially in the form of Exhibit B hereto, including the certification in item 3(d) thereof and such certificates and Opinion of Counsel required therein by item, if applicable;
     (F) if such Restricted Definitive Note is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or
     (G) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the appropriate 144A Global Note, and in the case of clause (C) above, the appropriate Regulation S Global Note.
          (ii) Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:
     (A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Company;
     (B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;
     (C) such transfer is effected by a Broker-Dealer pursuant to the Exchange Registration Statement in accordance with the Registration Rights Agreement; or

     (D) the Registrar receives the following:
     (1) if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or
     (2) if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;
and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
          Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(ii), the Trustee shall cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.
          (iii) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.
          (iv) Unrestricted Definitive Notes to Beneficial Interests in Restricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in a Restricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Restricted Global Notes.
          If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraph (ii)(B), (ii)(D) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.
          (e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e):

     (i) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:
     (A) if the transfer will be made pursuant to a QIB in accordance with Rule 144A under the Securities Act, then the transferor must deliver a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;
     (B) if the transfer shall be made pursuant to Rule 903 or Rule 904 then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; or
     (C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.
     (ii) Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if:
     (A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Company;
     (B) any such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;
     (C) any such transfer is effected by a Broker-Dealer pursuant to the Exchange Registration Statement in accordance with the Registration Rights Agreement; or
     (D) the Registrar receives the following:
     (1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or
     (2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;
and, in each such case set forth in this subparagraph (D), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
     (iii) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.
             (f) Exchange Offer. Upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate (i) one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of the beneficial interests in the Global Notes tendered for acceptance by Persons that certify in the applicable Letters of Transmittal that (x) they are not Broker-Dealers, (y) they are not participating in a distribution of the Exchange Notes and (z) they are not affiliates (as defined in Rule 144) of the Company, and accepted for exchange in the Exchange Offer and (ii) Definitive Notes in an aggregate principal amount equal to the principal amount of the Definitive Notes accepted for exchange in the Exchange Offer. Concurrently with the issuance of such Notes, the Trustee shall cause the aggregate principal amount of the applicable Global Notes to be reduced accordingly, and the Company shall execute and the Trustee shall authenticate and deliver to the Persons designated by the Holders of Definitive Notes so accepted Definitive Notes in the appropriate principal amount. Any Notes that remain outstanding after the consummation of the Exchange Offer, and Exchange Notes issued in connection with the Exchange Offer, shall be treated as a single class of securities under this Indenture.
          (g) Legends. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture:
          (i) Private Placement Legend.
          (A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:
“THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) TO AN INSTITUTIONAL ACCREDITED INVESTOR IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION

STATEMENT UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS.”
              (B) Notwithstanding the foregoing, any Regulation S Global Note and any other Global Note or Definitive Note issued pursuant to subparagraph (b)(iv), (c)(ii), (c)(iii), (d)(ii), (d)(iii), (e)(ii), (e)(iii) or (f) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.
              (ii) Global Note Legend. Each Global Note shall bear a legend in substantially the following form:
“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06(h) OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.”
              (h) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.
              (i) General Provisions Relating to Transfers and Exchanges.
                      (i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon the Company’s order or at the Registrar’s request.
                      (ii) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.07, 2.10, 3.06, 3.09, 4.10, 4.15 and 9.05 hereof).

          (iii) Neither the Registrar nor the Company shall be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.
          (iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.
          (v) The Company shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the date of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.
          (vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest (including Special Interest, if any) on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.
          (vii) Upon surrender for registration of transfer of any Security at the office or agency of the Company designated pursuant to Section 4.02, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.
          (viii) At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.02 hereof.
          (ix) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.
Section 2.07 Replacement Notes.
          If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’s requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.
          Every replacement Note is an additional obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.
          The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.
          If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.
          If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.
          If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.
Section 2.09 Treasury Notes.
          In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company, or by any Affiliate of the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Company or any obligor upon the Notes or any Affiliate of the Company or of such other obligor.
Section 2.10 Temporary Notes.
          Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes.
          Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.
Section 2.11 Cancellation.
          The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of cancelled Notes (subject to the record retention requirement of the Exchange Act). Certification of the disposal of all cancelled

Notes shall be delivered to the Company. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.
Section 2.12 Defaulted Interest.
          If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Trustee shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. The Trustee shall promptly notify the Company of such special record date. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall mail or cause to be mailed, first-class postage prepaid, to each Holder a notice at his or her address as it appears in the Note Register that states the special record date, the related payment date and the amount of such interest to be paid.
          Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.
ARTICLE 3
REDEMPTION
Section 3.01 Notices to Trustee.
          If the Company elects to redeem Notes pursuant to paragraph 5 of the Notes, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officers’ Certificate setting forth (i) the paragraph or subparagraph of such Note pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of the Notes to be redeemed and (iv) the redemption price.
Section 3.02 Selection of Notes to Be Redeemed.
          If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee shall select the Notes to be redeemed or purchased among the Holders of the Notes in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method the Trustee considers fair and appropriate. In the event of partial redemption by lot, the particular Notes to be redeemed shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the outstanding Notes not previously called for redemption.
          The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be in amounts of US$1,000 or whole multiples of US$1,000; no Notes of US$1,000 or less can be redeemed in part, except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder, even if not a multiple of US$1,000, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.
Section 3.03 Notice of Redemption.
             Subject to Section 3.09 hereof, the Company shall mail or cause to be mailed by first class mail notices of redemption at least 30 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11 hereof. Notices of redemption may not be conditional.
             The notice shall identify the Notes to be redeemed and shall state:
     (a) the redemption date;
     (b) the redemption price;
     (c) if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note representing the same indebtedness to the extent not redeemed will be issued in the name of the Holder of the Notes upon cancellation of the original Note;
     (d) the name and address of the Paying Agent;
     (e) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;
     (f) that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;
     (g) the paragraph or subparagraph of the Notes pursuant to which the Notes called for redemption are being redeemed; and
     (h) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.
             At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at its expense; provided that the Company shall have delivered to the Trustee, at least 35 days prior to the redemption date, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.
Section 3.04 Effect of Notice of Redemption.
             Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. Subject to Section 3.05 hereof, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05 Deposit of Redemption Price.
          One Business Day prior to the redemption date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued and unpaid interest (including Special Interest, if any) on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest on, all Notes to be redeemed.
          If the Company complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption. If a Note is redeemed on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such Record Date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, and to the extent lawful on any interest accrued to the redemption date not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.
Section 3.06 Notes Redeemed in Part.
          Upon surrender of a Note that is redeemed in part, the Company shall issue and, upon the Company’s written request, the Trustee shall authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed portion of the Note surrendered representing the same indebtedness to the extent not redeemed; provided that each new Note will be in a principal amount of US$1,000 or an integral multiple of US$1,000.
Section 3.07 Reserved.
Section 3.08 Mandatory Redemption.
          The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.
Section 3.09 Offers to Repurchase.
          (a) In the event that, pursuant to Section 4.10 or 4.15 hereof, the Company shall be required to commence an Asset Sale Offer or a Change of Control Offer, as the case may be, (each, a “Repurchase Offer”), it shall follow the procedures specified below.
          (b) The Repurchase Offer shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five Business Days after the termination of the Offer Period (the “Purchase Date”), the Company shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.10 or 4.15, as applicable, (the “Offer Amount”) or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Repurchase Offer. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.
          (c) If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Repurchase Offer.
            (d) Upon the commencement of a Repurchase Offer, the Company shall send, by first class mail, a notice to each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Repurchase Offer. The Repurchase Offer shall be made to all Holders. The notice, which shall govern the terms of the Repurchase Offer, shall state:
     (i) that the Repurchase Offer is being made pursuant to this Section 3.09 and Section 4.10 or 4.15, as applicable, the length of time the Repurchase Offer shall remain open and that all Notes properly tendered will be accepted for payment. If the Repurchase Offer is a Change of Control Offer made pursuant to Section 4.15 such notice shall describe the transaction or transactions that constitute the Change of Control;
     (ii) the Offer Amount, the Asset Sale Payment or Change of Control Payment, as applicable, and the Purchase Date;
     (iii) that any Note not tendered or accepted for payment shall continue to accrue interest;
     (iv) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest after the Purchase Date;
     (v) that Holders electing to have a Note purchased pursuant to a Repurchase Offer may elect to have Notes purchased in integral multiples of US$1,000 only;
     (vi) that Holders electing to have a Note purchased pursuant to any Repurchase Offer shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;
     (vii) that Holders shall be entitled to withdraw their election if the Company, the depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;
     (viii) that, if the aggregate principal amount of Notes surrendered by Holders exceeds the Offer Amount required pursuant to Section 4.10, the Company shall select the Notes to be purchased pursuant to Section 3.02 (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of US$1,000, or integral multiples thereof, shall be purchased); and
     (ix) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer) representing the same indebtedness to the extent not repurchased.

          (e) On or before the Purchase Date, the Company shall, to the extent lawful, (1) accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Repurchase Offer, or if less than the Offer Amount has been tendered, all Notes tendered, (2) deposit with the Paying Agent an amount equal to the Offer Amount plus premium, if any, and any accrued and unpaid interest and Special Interest, if any, in respect of all Notes, or portions thereof, properly tendered, and (3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this Section 3.09.
          (f) The Company, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes properly tendered by such Holder and accepted by the Company for purchase, and the Company shall promptly issue a new Note, and the Trustee, upon written request from the Company shall authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder in a principal amount equal to any unpurchased portion of the Note surrendered representing the same indebtedness to the extent not repurchased. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Repurchase Offer on or as soon as practicable after the Purchase Date.
          Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.
ARTICLE 4
COVENANTS
Section 4.01 Payment of Notes.
          The Company shall pay or cause to be paid the principal of, premium, if any, Special Interest, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Company, a Subsidiary or an Affiliate thereof, holds as of 2:00 p.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.
          The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Special Interest (without regard to any applicable grace period) at the same rate to the extent lawful.
Section 4.02 Maintenance of Office or Agency.
          The Company shall maintain in the Borough of Manhattan in the City of New York an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.
          The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan in the City of New York for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.
          The Company, and each of Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, as Guarantors, hereby designate the Corporate Trust Office of the Trustee as one such office or agency of the Company and such Guarantor, as the case may be, in accordance with Section 2.03 hereof.
Section 4.03 Reports to Holders.
          (a) Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the Commission’s rules and regulations (i) all quarterly and annual financial information that the Company would have been required to file with the Commission on (A) Forms 10-Q and 10-K if the Company were required to file on such Forms, or (B) on Form 6-K and Form 20-F or 40-F (if eligible) if the Company were required to file such form and was a reporting issuer under the securities laws of the Province of Ontario, including in each case a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s independent registered chartered accountants and (ii) all current reports that the Company would have been required to (a) file with or furnish to the Commission on Form 8-K if the Company were required to file or furnish such reports, or (b) furnish to the Commission on Form 6-K if the Company were required to furnish such reports and were a reporting issuer under the securities laws of the Province of Ontario.
          (b) If, at any time after consummation of the Exchange Offer the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission. In addition, the Company agrees that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and including any information that would be required by clause (ii) of Section 4.03(a) hereof.
          (c) Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on Officers’ Certificates).

Section 4.04 Compliance Certificate.
          (a) The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year ending after the Issue Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).
          (b) When any Default or Event of Default has occurred and is continuing under this Indenture, or if the Trustee or the holder of any other evidence of Indebtedness of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed Default or Event of Default, the Company shall as soon as practicable (and, in any event, within 10 days after the Company’s knowledge thereof) deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate specifying such event and what action the Company proposes to take with respect thereto.
Section 4.05 Taxes.
          The Company shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.
Section 4.06 Stay, Extension and Usury Laws.
          The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.
Section 4.07 Restricted Payments.
          (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
     (i) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary);

     (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;
     (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof or any payment on Indebtedness permitted under Section 4.09(b)(6) hereof; or
     (iv) make any Restricted Investment (all such payments and other actions set forth in these clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
     (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and
     (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) hereof; and
     (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after March 3, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (5), (6) and (7)(ii) of Section 4.07(b) hereof), is less than the sum, without duplication, of:
     (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on January 1, 2004 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), excluding any charges incurred in connection with the Company’s purchase of its 12 1/2% Senior Secured Notes due July 15, 2007 and 13.875% Senior Secured Notes due July 15, 2007 pursuant to the Company’s Offer to Purchase and Consent Solicitation Statement, dated February 17, 2004, plus
     (ii) 100% of the aggregate net cash proceeds received by the Company since March 3, 2004 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus
     (iii) to the extent that any Restricted Investment that was made after March 3, 2004 is sold for cash or otherwise liquidated or repaid for cash or, in the case of a Restricted Investment that is a Guarantee, released, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, less, in the case of a Guarantee, any amounts paid under such Guarantee, plus

     (iv) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after March 3, 2004, the lesser of (A) the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation and (B) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus
     (v) US$15.0 million.
            (b) So long as no Default has occurred and is continuing or would be caused thereby, Section 4.07(a) hereof will not prohibit:
     (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Indenture;
     (2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Restricted Subsidiary or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(ii) of Section 4.07(a) hereof;
     (3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;
     (4) the payment of any dividend by a Restricted Subsidiary of the Company that is not a Wholly Owned Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;
     (5) an Investment by the Company that increases the ownership interest of the Company in the High Level Project out of the net cash proceeds of the substantially concurrent sale (other than from or to a Subsidiary or from or to an employee stock ownership plan financed by loans from the Company or a Subsidiary of the Company) of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment will be excluded from clause (3)(ii) of Section 4.07(a) hereof;
     (6) repurchases of Equity Interests deemed to occur upon the exercise of stock options; and
     (7) payments of (i) dividends on, and (ii) the repurchase, redemption or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date of, Disqualified Stock, the incurrence of which was permitted by this Indenture.
            (c) The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$10.0 million. Not later than the date of making any Restricted Payment, other than a Restricted Payment under clauses (2), (3), (4) and (6) of Section 4.07(b) hereof, which, together with any Restricted Payments not previously reported pursuant to this sentence, exceeds US$2.0 million, the Company will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.07 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture.
Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.
            (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:
     (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;
     (2) make loans or advances to the Company or any of its Restricted Subsidiaries; or
     (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
            (b) Notwithstanding the foregoing, Section 4.08(a) will not apply to encumbrances or restrictions existing under or by reason of:
     (1) agreements governing Existing Indebtedness and Credit Facilities (provided that, with respect to Credit Facilities, such encumbrances and restrictions are not materially more restrictive, taken as a whole, than customary provisions in comparable financings) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such instrument are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreement on the Issue Date or in such Credit Facilities;
     (2) this Indenture, the Notes and any Subsidiary Guarantee or any other instrument governing debt securities of the Company incurred in compliance with Section 4.09 hereof that are no more restrictive, taken as a whole, than those contained in this Indenture, the Notes and any Subsidiary Guarantee;
     (3) applicable law;
     (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or such Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

     (5) customary non-assignment provisions in leases entered into in the ordinary course of business;
     (6) purchase money obligations and Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in Section 4.08(a)(3) hereof;
     (7) any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;
     (8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;
     (9) Liens securing Indebtedness otherwise permitted to be incurred under Section 4.12 hereof that limit the right of the debtor to dispose of the assets subject to such Liens;
     (10) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;
     (11) restrictions contained in agreements between Grant and the Company or a Restricted Subsidiary with respect to the High Level Project, as extended, amended, restated, modified or replaced from time to time on terms that are no more restrictive, taken as a whole, than those contained in such agreements as of the Issue Date; and
     (12) provisions with respect to the disposition or distribution of assets or property in Permitted Joint Venture agreements.
Section 4.09 Incurrence of Indebtedness and Issuance of Preferred Stock.
            (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Indebtedness), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Guarantor may incur Indebtedness (including Acquired Indebtedness) or the Company may issue Disqualified Stock and any Guarantor may issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
            (b) Notwithstanding the foregoing, Section 4.09(a) hereof will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):
     (1) the incurrence by the Company or any of the Guarantors of Indebtedness and letters of credit under Credit Facilities, in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder) not to exceed the greater of:
     (i) $50.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the Issue Date to repay term Indebtedness under a Credit Facility or to repay revolving credit Indebtedness and effect a corresponding commitment reduction under a Credit Facility, in each case, pursuant to Section 4.10 hereof; or
     (ii) the amount of the Borrowing Base as of the date of such incurrence;
     (2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;
     (3) the Initial Notes and the Exchange Notes with respect to each to be issued pursuant to the Registration Rights Agreement and any related Subsidiary Guarantees;
     (4) the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (i) US$10.0 million and (ii) 2% of the Consolidated Net Tangible Assets of the Company;
     (5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under clause (a) of Section 4.09 hereof or clause (2), (3), (4), or (13) of this Section 4.09(b);
     (6) the incurrence by the Company of Indebtedness to, or the issuance of Disqualified Stock to, any Wholly Owned Restricted Subsidiary of the Company or the incurrence by any Restricted Subsidiary of the Company of Indebtedness to, or the issuance of preferred stock to, the Company or any Wholly Owned Restricted Subsidiary of the Company; provided, however, that:
     (i) such Indebtedness owing by the Company or a Guarantor to a Wholly Owned Restricted Subsidiary of the Company must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Subsidiary Guarantee, in the case of a Guarantor; and
     (ii) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company and (B) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary of the Company; will be deemed, in each case, to constitute an incurrence of such Indebtedness or issuance of Disqualified Stock or preferred stock by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

     (7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;
     (8) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Guarantor of the Company that was permitted to be incurred by another provision of this Section 4.09;
     (9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.09; provided, in each such case, that the amount thereof is included in the Fixed Charges of the Company as accrued;
     (10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of statutory obligations, bid, performance, surety and appeal bonds and trade and standby letters of credit, in each case entered into in the ordinary course of business and consistent with past practice;
     (11) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Equity Interests, in accordance with the provisions of this Indenture;
     (12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness to fund a purchase by the Company or a Restricted Subsidiary of Grant’s interest in the High Level Project pursuant to a Right of First Refusal initiated by Grant or the Buy/Sell Option; provided that (i) (x) the Company or such Restricted Subsidiary has accepted an offer from any Person, other than the Company or a Restricted Subsidiary, to purchase the interest in the High Level Project that is acquired from Grant at a concurrent closing for an amount not less than the purchase price payable to Grant; and (y) such Indebtedness is repaid in full at such concurrent closing from the transfer of the interest in the High Level Project purchased from Grant at such closing; or (ii) there shall not have been a decrease in the rating of the Notes by any Rating Agency by one or more Rating Categories that occurs within 90 days (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency) after the date of the later of (A) notice to the public or the Rating Agencies of the intention of the Company or any of its Restricted Subsidiaries to incur Indebtedness to fund such a purchase or (B) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness to fund such a purchase; and
     (13) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed US$50.0 million.
            (c) The Company will not, and will not permit any Guarantor to, incur any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that Indebtedness of the Company or a Guarantor will not be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor solely by virtue of being unsecured.
            (d) For purposes of determining compliance with this Section 4.09, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) of Section 4.09(b) hereof, or is entitled to be incurred pursuant to Section 4.09(a) hereof, the Company will be permitted to classify such item of Indebtedness or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this Section 4.09. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under this Indenture will be deemed to have been incurred pursuant to the category of Permitted Indebtedness described in Section 4.09(b)(1) hereof.
Section 4.10 Asset Sales.
            (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale in any single transaction or series of related transactions unless:
     (1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;
     (2) the fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and
     (3) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of (i) cash, (ii) Cash Equivalents, (iii) the majority of the Voting Stock of a Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary, or (iv) long-term property or assets that are used or useful in a Permitted Business. For purposes of this provision, each of the following will be deemed to be cash:
     (A) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or other agreement that releases the Company or such Restricted Subsidiary from further liability; and
     (B) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.
            (b) In the case of consideration received in an Asset Sale in a form specified in Section 4.10(a)(3)(iii) or 4.10(a)(3)(iv) hereof, the Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$10.0 million.

     (c) Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary may apply those Net Proceeds at its option:
     (1) to repay term or revolving credit Indebtedness under or cash collateralize letters of credit under a Credit Facility (other than any such Indebtedness that is subordinate in right of payment to the Notes or any Subsidiary Guarantee) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;
     (2) if the Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to repay, redeem or repurchase any Indebtedness of that Restricted Subsidiary;
     (3) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Person engaged in a Permitted Business;
     (4) to make a capital expenditure; or
     (5) to acquire other long-term assets that are used or useful in a Permitted Business.
Pending the final application of any Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.
     (d) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.10(c) hereof and any Net Proceeds used to cash collateralize letters of credit which no longer cash collateralize a letter of credit and which have not otherwise been applied or invested as provided in Section 4.10(c) hereof will constitute “Excess Proceeds.” The Company may use Excess Proceeds to make at any time, and when the aggregate amount of Excess Proceeds exceeds US$10.0 million the Company will make, an offer to purchase (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem such Indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, and will be payable in cash (the “Asset Sale Payment”). If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company or such Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
     (e) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with Sections 3.09 or 4.10 hereof, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue of such conflict.

Section 4.11 Transactions with Affiliates.
     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:
     (1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and
     (2) the Company delivers to the Trustee:
     (i) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this Section 4.11 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and
     (ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, an opinion issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States stating that such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated person.
     (b) The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.11(a) hereof:
     (1) compensation, employment or indemnification agreements or arrangements (including stock options) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;
     (2) transactions between or among the Company and/or its Restricted Subsidiaries; provided that any transaction with a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be in the ordinary course of business and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;
     (3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company;
     (4) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;
     (5) Permitted Investments or Restricted Payments that are permitted by Section 4.07 hereof;

     (6) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof;
     (7) transactions undertaken pursuant to contractual obligations in existence on the Issue Date and disclosed in the Offering Memorandum, as extended, renewed, amended, restated, modified or replaced from time to time on terms no less favorable, taken as a whole, to the Company or the relevant Restricted Subsidiary than such contractual obligations in existence on the Issue Date;
     (8) transactions between or among the Company and/or its Restricted Subsidiaries and Grant relating to the High Level Project in the ordinary course of business of the Company or any such Restricted Subsidiary and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;
     (9) any purchase or sale by the Company made pursuant to the Buy/Sell Option or the Right of First Refusal; and
     (10) transactions between or among the Company and/or its Restricted Subsidiaries and a Permitted Joint Venture on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person.
Section 4.12 Liens.
          The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or Attributable Debt on any asset now owned or hereafter acquired except Permitted Liens, unless it has made or will make effective provision whereby the Notes or any Subsidiary Guarantee will be secured by such Lien equally and ratably with (or, if such other Indebtedness constitutes subordinated Indebtedness, prior to) all other Indebtedness of the Company or any Restricted Subsidiary secured by such Lien for so long as such other Indebtedness is secured by such Lien.
Section 4.13 Payments for Consent.
          The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid to all Holders of the Notes and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
Section 4.14 Corporate Existence.
          Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence, and the corporate, partnership or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary and (ii) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the

Company in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.
Section 4.15 Change of Control.
          (a) Upon the occurrence of a Change of Control, the Company shall make an offer (a “Change of Control Offer”) to each Holder to repurchase all or any part (equal to US$1,000 or an integral multiple thereof) of each Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment”).
          (b) Within 10 days following a Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on a date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by Section 3.09 hereof and described in the notice. Any Change of Control Offer shall be made in accordance with Section 3.09 hereof. The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with Section 3.09 or 4.15 of this Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue of such conflict.
          (c) Notwithstanding anything to the contrary in this Section 4.15, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.15 and Section 3.09 hereof and all other provisions of this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.
Section 4.16 Additional Subsidiary Guarantees.
          If (i) the Company or any of its Restricted Subsidiaries acquires or creates a North American Restricted Subsidiary, other than a Non-Guarantor Restricted Subsidiary, after the Issue Date or (ii) the aggregate amount of assets held by all Non-Guarantor Restricted Subsidiaries exceeds US$3.0 million, then that newly acquired or created Subsidiary, in the case of clause (i), will become a Guarantor, and in the case of clause (ii), such of the Non-Guarantor Restricted Subsidiaries will become a Guarantor as is necessary so that after giving effect to the issuance of such guarantees, the remaining Non-Guarantor Restricted Subsidiaries will have aggregate assets of less than US$3.0 million. In each case, such Restricted Subsidiary shall execute a guarantee and supplemental indenture in the form of Exhibit E and Exhibit F hereto and deliver to the Trustee an Opinion of Counsel within 10 Business Days of the date on which it was acquired or created, or required to become a Guarantor, as the case may be, to the effect that such supplemental indenture has been duly authorized and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary; provided, however, that all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with this Indenture for so long as they continue to constitute Unrestricted Subsidiaries will not have to comply with this Section 4.16.

Section 4.17 Designation of Restricted and Unrestricted Subsidiaries.
          The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated shall be deemed to be an Investment made as of the time of the designation and shall reduce the amount available for Restricted Payments under Section 4.07(a) hereof or Permitted Investments. That designation shall only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary. The Board of Directors of Ainsworth may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.
Section 4.18 Additional Amounts.
          (a) All amounts paid or credited by the Company under or with respect to the Notes, or by any Guarantor pursuant to the Subsidiary Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, the “Taxes”), unless the Company or such Guarantor, as the case may be, is required to withhold or deduct any amount for or an account of Taxes by law or by the interpretation or administration thereof. If the Company or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amount paid or credited under or with respect to the Notes or the Subsidiary Guarantees, the Company or such Guarantor will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each owner of a beneficial interest in the Notes (an “owner” for the purposes of this Section 4.18) (including Additional Amounts) after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount such owner would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment or credit made to an owner (an “Excluded Holder”) (or to a Holder on behalf of an Excluded Holder) (i) with which the Company or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of such owner being connected with Canada or any province or territory thereof otherwise than solely by reason of the owner’s activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder or the enforcement of the Holder’s or owner’s rights thereunder, (iii) which failed to duly and timely comply with a timely request of the Company to provide information, documents, certification or other evidence concerning such owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such owner or Holder on behalf of such owner of Notes but for this clause (iii), (iv) which is a fiduciary, a partnership or not the beneficial owner of any payment or credit on a Note, if and to the extent that any beneficiary or settlor of such fiduciary, any partner in such partnership or the beneficial owner of such payment (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor, partner or beneficial owner had been the Holder of such Note or (v) any combination of the foregoing numbered clauses of this proviso. The Company or such Guarantor will also (a) make such withholding or deduc-

tion and (b) remit the full amount deducted or withheld to the relevant authority in accordance with and in the time required under applicable law.
          (b) The Company or a Guarantor will furnish the Holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, evidence of such payment by the Company or such Guarantor. In the event that the Company or any of the Guarantors fails to remit any Taxes in respect of which Additional Amounts are payable, the Company or the Guarantors will indemnify and hold harmless each owner of a beneficial interest in the Notes (other than an Excluded Holder or owner to the extent that such owner has already received Additional Amounts in respect of the relevant payment or credit) and will, upon written request of a Holder on behalf of an owner (other than an Excluded Holder), reimburse each such Holder or owner for the amount of (i) any Taxes so levied or imposed and paid by such Holder or owner as a result of payments or credits made under or with respect to the Notes or the Subsidiary Guarantees, and (ii) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i) but excluding any such Taxes on the net income of such Holder or owner so that the net amount received by such Holder or owner (net of payments made under or with respect to the Notes or Subsidiary Guarantees) after such reimbursement will not be less than the net amount the Holder or owner would have received if Taxes on such reimbursement had not been imposed.
          (c) At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, the Company or such Guarantor will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders or owners on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal, premium, if any, redemption price, Change of Control Payment, Asset Sale Payment, interest, Special Interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
          (d) The Company or a Guarantor will pay any present or future stamp, court, documentary or other similar Taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Notes, this Indenture, any Subsidiary Guarantee or any related document (“Documentary Taxes”).
          (e) The obligation to pay any Additional Amounts (and any associated reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of this Indenture.
Section 4.19 Limitation on Guarantees by Restricted Subsidiaries.
          If any Restricted Subsidiary of the Company that is not a Guarantor directly or indirectly Guarantees the payment of any Indebtedness of the Company or a Guarantor, that Restricted Subsidiary will become a Guarantor and execute a guarantee and supplemental indenture in the form of Exhibit E and Exhibit F hereto and deliver to the Trustee an Opinion of Counsel within 10 Business Days of the date on which it entered into such Guarantee to the effect that such supplemental indenture has been duly authorized and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary. If the Restricted Subsidiary is released from its Guarantee of such other Indebtedness of the Company, it will automatically be released from its obligations as a Guarantor.

Section 4.20 Money for Security Payments to Be Held in Trust.
          (a) If the Company or any of its Restricted Subsidiaries shall at any time act as Paying Agent hereunder, it shall, on or before each due date of the principal of (and premium, if any) or interest and Special Interest, if any, on any of the Notes, segregate and hold in trust for the benefit of the Person entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and shall promptly notify the Trustee of its action or failure so to act.
          (b) Whenever the Company shall have one or more Paying Agents for the Notes, it shall, on or before each due date of the principal of (and premium, if any) or interest and Special Interest, if any, on any Notes, deposit with a Paying Agent a sum in same day funds (or New York Clearing House funds if such deposit is made prior to the date on which such deposit is required to be made) sufficient to pay the principal (and premium, if any) or interest and Special Interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest and the Company shall promptly notify the Trustee of such action or any failure so to act.
          (c) The Company shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 4.20, that such Paying Agent shall:
     (i) hold all sums held by it for the payment of the principal of (and premium, if any) or interest and Special Interest, if any, on Notes in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;
     (ii) give the Trustee notice of any default by the Company (or any other obligor upon the Notes) in the making of any payment of principal (and premium, if any) or interest and Special Interest, if any; and
     (iii) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.
          The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.
          Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest and Special Interest, if any, on any Note and remaining unclaimed for two years after such principal (and premium, if any) or interest and Special Interest, if any, has become due and payable shall be paid to the Company on Company request, unless an abandoned property law designates another person, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the written direction and at the expense of the Company, cause to be published once, in the New York Times, The Wall Street Journal (national edition), the Globe and Mail and the National Post, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.
Section 4.21 Maintenance of Properties.
          The Company shall cause all properties owned by the Company or any Restricted Subsidiary and used or useful in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order (reasonable wear and tear excepted) and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section 4.21 shall prevent the Company or any Restricted Subsidiary from discontinuing the maintenance of any of such properties if such discontinuance is, as determined by the Company or such Restricted Subsidiary in good faith, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the Holders.
Section 4.22 Maintenance of Insurance.
          The Company shall, and shall cause its Restricted Subsidiaries to, keep at all times all of their properties which are of an insurable nature insured (which may include self-insurance) against loss or damage with insurers believed by the Company to be responsible to the extent that property of similar character is usually so insured or self-insured by corporations similarly situated and owning like properties in accordance with customary business practices.
Section 4.23 Certain Fall-Away Covenants.
          (a) During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing hereunder, the Company and its Restricted Subsidiaries will not be subject to Sections 4.07 (except to the extent applicable under Section 4.17), 4.08, 4.09, 4.10, 4.11 and 4.15 (collectively, the “Fall-Away Covenants”) hereof and Sections 6.01(a)(3) and 6.01(a)(4) hereof, to the extent that such Sections 6.01(a)(3) and 6.01(a)(4) apply to such Fall-Away Covenants.
          (b) If the Company and its Restricted Subsidiaries are not subject to the Fall-Away Covenants for any period of time as a result of the previous sentence (a “Fall-Away Period”) and, subsequently, one, or both, of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Fall-Away Covenants. The ability of the Company and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade, Default or Event of Default will be calculated as if Section 4.07 had been in effect during the entire period of time from the Issue Date. Notwithstanding the foregoing, the continued existence after the end of the Fall-Away Period of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any covenant set forth in this Indenture or cause a Default or Event of Default thereunder; provided that (i) the Company and its Restricted Subsidiaries did not incur or otherwise cause such facts and circumstances or obligations to exist in anticipation of (x) a ratings withdrawal or downgrade below an Investment Grade Rating or (y) a Default or Event of Default and (ii) the Company and its Restricted Subsidiaries did not reasonably believe that such transactions would result in such withdrawal or downgrade, Default or Event of Default.

ARTICLE 5
SUCCESSORS
Section 5.01 Merger, Amalgamation, Consolidation or Sale of Assets.
     (a) The Company will not, directly or indirectly: (i) consolidate, amalgamate with or merge with or into another Person (whether or not the Company is the surviving corporation); or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
     (1) either: (x) the Company is the surviving corporation; or (y) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;
     (2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of the obligations of the Company under the Notes, this Indenture and the Registration Rights Agreement pursuant to a supplemental indenture, executed and delivered to the Trustee, in a form satisfactory to the Trustee;
     (3) immediately after such transaction no Default or Event of Default exists; and
     (4) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) hereof.
     (b) The Company will not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This Section 5.01 will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries, provided that the surviving entity of any transaction involving the Company shall be a corporation or partnership organized and existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia.
Section 5.02 Successor Corporation Substituted.
          Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.01 hereof, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Indenture referring to the Company shall refer instead to the successor corporation and not to the Company), and may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; provided that the predecessor Company shall not be relieved from the obligation to pay the principal of and interest and Special Interest, if any, on the Notes except in the case of a sale, assignment, transfer, conveyance or other disposition of all of the Company’s assets that meets the requirements of Section 5.01 hereof.
ARTICLE 6
DEFAULTS AND REMEDIES
Section 6.01 Events of Default.
     (a) An “Event of Default” wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):
     (1) Default in payment of any principal of, or premium, if any, on the Notes when due (whether at maturity, upon redemption or otherwise);
     (2) Default in the payment of any interest on, or Special Interest with respect to, any Note when due, which Default continues for 30 days or more;
     (3) failure by the Company or any of its Restricted Subsidiaries to comply with Sections 3.09, 4.10, 4.15 or 5.01 hereof;
     (4) Default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or this Indenture for 30 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding;
     (5) Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:
     (i) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or
     (ii) results in the acceleration of such Indebtedness prior to its expressed maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$10.0 million or more;
     (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million, net of applicable insurance coverage, provided that the Company or such Restricted Subsidiary has submitted a claim for such judgment and the provider of such insurance has not disputed such coverage, which judgments are not paid, discharged or stayed for a period of 60 days;
     (7) except as permitted by this Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;
     (8) if the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:
     (i) commences proceedings to be adjudicated bankrupt or insolvent;
     (ii) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy law;
     (iii) consents to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property;
     (iv) makes a general assignment for the benefit of its creditors; or
     (v) generally is not paying its debts as they become due; and
     (9) if a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
     (i) is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, in a proceeding in which the Company or any such Restricted Subsidiaries, that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;
     (ii) appoints a receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or
     (iii) orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;
and the order or decree remains unstayed and in effect for 60 consecutive days.
     (b) The Company shall deliver to the Trustee, as soon as practicable and in any event within 10 days after the Company’s knowledge thereof, written notice in the form of an Officers’ Certifi-

cate of any Default under this Indenture, its status and what action the Company proposes to take with respect thereto.
Section 6.02 Acceleration.
          (a) If any Event of Default (other than an Event of Default specified in clause (8) or (9) of Section 6.01(a) hereof with respect to the Company or any of its Restricted Subsidiaries) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (8) or (9) of Section 6.01(a) hereof occurs with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes shall be due and payable immediately without further action or notice. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest, Special Interest, if any, or premium that has become due solely because of the acceleration) have been cured or waived.
          (b) If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to Section 3.07 hereof, then, upon acceleration of the Notes, an equivalent premium shall also become and be immediately due and payable, to the extent permitted by law.
          (c) Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Notes because of an Event of Default specified in Section 6.01(a)(5) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the Holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the Holders of such Indebtedness or a trustee, fiduciary or agent for such Holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.
Section 6.03 Other Remedies.
          If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.
          The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.
Section 6.04 Waiver of Past Defaults.
          Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium and Special Interest, if any, or interest on, the Notes (including in connection with a Repurchase Offer); provided, subject to Section 6.02 hereof, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.
Section 6.05 Control by Majority.
     Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability.
Section 6.06 Limitation on Suits.
     Subject to Section 6.07, a Holder of a Note may pursue a remedy with respect to this Indenture or the Notes only if:
     (a) the Holder of a Note gives to the Trustee written notice of a continuing Event of Default;
     (b) the Holders of at least 25% in principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;
     (c) such Holder of a Note or Holders of Notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;
     (d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and
     (e) during such 60-day period the Holders of a majority in principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with the request.
     A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.
Section 6.07 Rights of Holders of Notes to Receive Payment.
     Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and Special Interest, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with a Repurchase Offer), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.
          If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, and Special Interest, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.
Section 6.09 Restoration of Rights and Remedies.
          If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.
Section 6.10 Rights and Remedies Cumulative.
          Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.
Section 6.11 Delay or Omission Not Waiver.
          No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.
Section 6.12 Trustee May File Proofs of Claim.
          The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes including the Guarantors), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
Section 6.13 Priorities.
          If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:
    (i) to the Trustee, its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;
    (ii) to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and Special Interest, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and Special Interest, if any, and interest, respectively; and
    (iii) to the Company or to such party as a court of competent jurisdiction shall direct including a Guarantor, if applicable.
          The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.13.
Section 6.14 Undertaking for Costs.
          In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.
ARTICLE 7
TRUSTEE
Section 7.01 Duties of Trustee.
          (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

     (b) Except during the continuance of an Event of Default:
     (i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and
     (ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.
     (c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:
     (i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;
     (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and
     (iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.
     (d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.
     (e) The Trustee shall be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
     (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.
Section 7.02 Rights of Trustee.
     (a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.
     (b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.
          (c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.
          (d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.
          (e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.
          (f) None of the provisions of this Agreement shall require the Trustee to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it.
          (g) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.
          (h) In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.
          (i) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.
          (j) The Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.
Section 7.03 Individual Rights of Trustee.
          The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

Section 7.04 Trustee’s Disclaimer.
          The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.
Section 7.05 Notice of Defaults.
          If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest or Special Interest, if any, on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes and the Trustee shall withhold the notice of any Default under Section 6.01(a)(4) hereof until 30 days after notice under such section is given. The Trustee shall not be deemed to know of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is such a default is received by the Trustee at the Corporate Trust Office of the Trustee.
Section 7.06 Reports by Trustee to Holders of the Notes.
          Within 60 days after each May 15th, beginning with the May 15th following the date of this Indenture, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA Section 313(a) (but if no event described in TIA Section 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA Section 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA Section 313(c).
          A copy of each report at the time of its mailing to the Holders of Notes shall be mailed to the Company and filed with the Commission and each stock exchange on which the Notes are listed in accordance with TIA Section 313(d). The Company shall promptly notify the Trustee when the Notes are listed on any stock exchange.
Section 7.07 Compensation and Indemnity.
          The Company shall pay to the Trustee from time to time such compensation for its acceptance of this Indenture and services hereunder as the parties shall agree in writing from time to time. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.
          The obligations of the Company under this Section 7.07 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee.

          To secure the Company’s payment obligations in this Section, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture.
          When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(8) or (9) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.
          The Trustee shall comply with the provisions of TIA Section 313(b)(2) to the extent applicable.
Section 7.08 Replacement of Trustee.
          A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section. The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:
          (a) the Trustee fails to comply with Section 7.10 hereof;
          (b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;
          (c) a custodian or public officer takes charge of the Trustee or its property; or
          (d) the Trustee becomes incapable of acting.
          If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.
          If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Company’s expense), the Company, or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.
          If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.
          A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof.

Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company’s obligations under Section 7.07 hereof shall continue for the benefit of the retiring Trustee.
Section 7.09 Successor Trustee by Merger, etc.
          If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.
Section 7.10 Eligibility; Disqualification.
          There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition.
          This Indenture shall always have a Trustee who satisfies the requirements of TIA Sections 310(a)(1), (2) and (5). The Trustee is subject to TIA Section 310(b).
Section 7.11 Preferential Collection of Claims Against Company.
          The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein.
Section 7.12 Appointment of Co-Trustee.
          It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual or institution as a separate or co-trustee. The following provisions of this Section are adopted to these ends.
          In the event that the Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.
          Should any instrument in writing from the Company be required by the separate or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Company; provided that if an Event of Default shall have occurred and be continuing, if the Company does not execute any such instrument within fifteen (15) days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Company to execute any such instrument in the Company’s name and stead. In case any separate or co-trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co-trustee.
          Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:
   (i) all rights and powers, conferred or imposed upon the Trustee shall be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and
   (ii) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder.
          Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article.
          Any separate trustee or co-trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.
ARTICLE 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE
Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.
          The Company may, at its option and at any time, elect to have either Section 8.02 or 8.03 hereof applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.
Section 8.02 Legal Defeasance and Discharge.
          Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes and Subsidiary Guarantees on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such Notes and this Indenture including that of the Guarantors (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

     (a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such Notes when such payments are due from the trust fund described in Section 8.04 hereof;
     (b) the Company’s obligations with respect to the Notes under Article 2 and Section 4.02 hereof; the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s and the Guarantors’ obligations in connection therewith; and
     (c) this Article 8.
     Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.
Section 8.03 Covenant Defeasance.
     Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from their obligations under the covenants contained in Sections 4.03, 4.04, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17, 4.19, 4.21 and 4.22 hereof and clause (4) of Section 5.01(a) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03 hereof, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(4), 6.01(5), 6.01(6), and 6.01(7) hereof shall not constitute Events of Default.
Section 8.04 Conditions to Legal or Covenant Defeasance.
     The following shall be the conditions to the application of either Section 8.02 or 8.03 hereof to the outstanding Notes:
     In order to exercise either Legal Defeasance or Covenant Defeasance:
     (a) The Company shall irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

     (b) in the case of an election under Section 8.02 hereof, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
     (c) in the case of an election under Section 8.03 hereof, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
     (d) in the case of Section 8.02 or Section 8.03, the Company shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the Trustee);
     (e) no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);
     (f) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;
     (g) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and
     (h) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05	Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.
     Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium and Special Interest, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.
          The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.
          Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.
Section 8.06 Repayment to Company.
          Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium and Special Interest, if any, or interest on any Note and remaining unclaimed for two years after such principal, and premium and Special Interest, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times, The Wall Street Journal (national edition), the Globe and Mail and the National Post, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.
Section 8.07 Reinstatement.
          If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided that, if the Company makes any payment of principal of, premium and Special Interest, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9
AMENDMENT, SUPPLEMENT AND WAIVER
Section 9.01 Without Consent of Holders of Notes.
           Notwithstanding Section 9.02 hereof, the Company, the Guarantors and the Trustee may amend or supplement this Indenture, the Subsidiary Guarantees or the Notes without the consent of any Holder of a Note:
     (1) to cure any ambiguity, defect or inconsistency;
     (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;
     (3) to provide for the assumption of the Company’s obligations to Holders of Notes by a successor to the Company pursuant to Article 5 hereof;
     (4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that in the good faith opinion of the Board of Directors of the Company (evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee) does not adversely affect the rights under this Indenture of any such Holder;
     (5) to add a Guarantor; or
     (6) to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA.
           Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.
Section 9.02 With Consent of Holders of Notes.
           Except as provided below in this Section 9.02, the Company and the Trustee may amend or supplement this Indenture, the Notes and the Subsidiary Guarantees with the consent of the Holders of at least a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium and Special Interest, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Subsidiary Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including Additional Notes, if any) voting as a single class (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes).
           Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the

Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Company in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture.
           It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.
           After an amendment, supplement or waiver under this Section becomes effective, the Company shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.
           Without the consent of each Holder affected, an amendment or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):
     (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;
     (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than Sections 3.09, 4.10 or 4.15);
     (3) reduce the rate of or change the time for payment of interest on any Note, including Additional Amounts;
     (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);
     (5) make any Note payable in money other than that stated in the Notes;
     (6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or interest or premium or Special Interest, if any, on the Notes;
     (7) waive a redemption payment with respect to any Note (other than a payment required by Section 4.10 or Section 4.15 hereof);
     (8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or this Indenture, except in accordance with the terms of this Indenture; or
     (9) make any change in Section 6.04 or 6.07 hereof or to this Article 9.

Section 9.03 Compliance with Trust Indenture Act.
     Every amendment or supplement to this Indenture or the Notes shall be set forth in a amended or supplemental Indenture that complies with the TIA as then in effect.
     Section 9.04 Revocation and Effect of Consents.
     Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.
     The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained.
Section 9.05 Notation on or Exchange of Notes.
     The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.
     Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.
Section 9.06 Trustee to Sign Amendments, etc.
     The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Company may not sign an amendment, supplement or waiver until the Board of Directors approves it. In executing any amendment, supplement or waiver, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon, in addition to the documents required by Section 12.04 hereof, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture.

ARTICLE 10
GUARANTEES
Section 10.01 Subsidiary Guarantee.
     Subject to this Article 10, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (a) the principal, interest, premium and Special Interest, if any, on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.
     The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Subsidiary Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.
     The obligations of each Guarantor under its Subsidiary Guarantee are independent of the obligations guaranteed by such Guarantor hereunder, and a separate action or actions may be brought and prosecuted by the Trustee on behalf of, or by, the Holders, subject to the terms and conditions set forth in this Indenture against a Guarantor to enforce the Subsidiary Guarantee, irrespective of whether any action is brought against the Company or whether the Company is joined in any such action or actions.
     Each Guarantor hereby agrees that, in the event of a default in payment of principal (or premium and Special Interest, if any) or interest on a Note, whether at its stated maturity, by acceleration, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in this Indenture, directly against each of the Guarantors to enforce such Guarantor’s Subsidiary Guarantee without first proceeding against the Company or any other Guarantor.
     Each Guarantor agrees that if, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Holders are prevented by applicable law from exercising their respective rights to accelerate the maturity of the Notes, to collect interest on the Notes, or to enforce or exercise any other right or remedy with respect to the Notes, such Guarantor shall pay to the Trustee for the account of the Holder, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of the Holders.

     If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid either to the Trustee or such Holder, this Subsidiary Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.
     Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Subsidiary Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantee.
     Each Subsidiary Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation, reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or Subsidiary Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Note shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned. The form of Subsidiary Guarantee is attached hereto as Exhibit E.
     In case any provision of any Subsidiary Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     The Subsidiary Guarantee issued by any Guarantor shall be a general unsecured obligation of such Guarantor, ranking pari passu with any other future senior Indebtedness of such Guarantor, if any.
     Each payment to be made by a Guarantor in respect of its Subsidiary Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.
Section 10.02 Limitation on Guarantor Liability.
     Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the guarantee by each Guarantor pursuant to its Subsidiary Guarantee not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar United States federal or state law or Canadian federal, provincial or territorial law relating to fraudulent transfer or conveyance. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a proportional amount based on the net assets of each Guarantor, determined in accordance with GAAP.
Section 10.03 Execution and Delivery of Subsidiary Guarantee.
     To evidence its Subsidiary Guarantee set forth in Section 10.01, each Guarantor hereby agrees that a notation of such Subsidiary Guarantee substantially in the form included in Exhibit E shall be endorsed by an Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture shall be executed on behalf of such Guarantor by its President or one of its Vice Presidents.
     Each Guarantor hereby agrees that its Subsidiary Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee.
     If an Officer whose signature is on this Indenture or on the Subsidiary Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Subsidiary Guarantee is endorsed, the Subsidiary Guarantee shall be valid nevertheless.
     The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Guarantors.
     In the event that the Company creates or acquires any new Restricted Subsidiaries, other than Non-Guarantor Restricted Subsidiaries, subsequent to the date of this Indenture, if required by Section 4.16 hereof, the Company shall cause such Restricted Subsidiaries to execute supplemental indentures to this Indenture and Subsidiary Guarantees in accordance with Section 4.16 hereof and this Article 10, to the extent applicable.
Section 10.04 Guarantors May Consolidate, etc., on Certain Terms.
     Except as otherwise provided in Section 10.05 hereof, no Guarantor may sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor unless:
     (a) immediately after giving effect to that transaction, no Default or Event of Default exists; and
     (b) either:
     (1) the Guarantor is the surviving Person, or the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger assumes all the obligations of that Guarantor under this Indenture, its Subsidiary Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee and completes all other required documentation; or

     (2) the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of Section 4.10 hereof;
     In case of any such consolidation, amalgamation, merger, sale or conveyance and upon the assumption by the successor Person (where applicable), by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Subsidiary Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Subsidiary Guarantees so issued shall in all respects have the same legal rank and benefit under this Indenture as the Subsidiary Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Subsidiary Guarantees had been issued at the date of the execution hereof.
     Except as set forth in Articles 4 and 5 hereof, and notwithstanding clauses (a) and (b) above, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.
Section 10.05 Releases Following Sale of Assets.
     A Guarantor shall be released from all of its obligations under its Guarantee if all of its Capital Stock is sold (including by way of merger, amalgamation or consolidation in compliance with Section 5.01 hereof) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, provided that the sale complies with Section 4.10 hereof. Further, if the Company redesignates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with Section 4.17 hereof then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee. Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made by the Company in accordance with the provisions of this Indenture, including without limitation Section 4.10 hereof, the Trustee shall execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Subsidiary Guarantee.
     Any Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 10.
Section 10.06 Subrogation.
     Each Guarantor shall be subrogated to all rights of Holders of Notes against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.07 Benefits Acknowledged.
     Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Subsidiary Guarantee are knowingly made in contemplation of such benefits.
ARTICLE 11
SATISFACTION AND DISCHARGE
Section 11.01 Satisfaction and Discharge.
     This Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:
     (a) either:
     (1) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or
     (2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;
     (b) no Default or Event of Default shall have occurred and be continuing on the date of the deposit or shall occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;
     (c) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and
     (d) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.
In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
           Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to subclause (2) of clause (a) of this Section 11.01, the provisions of Section 11.02 and Section 8.06 hereof shall survive.

Section 11.02 Application of Trust Money.
     Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 11.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium and Special Interest, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.
     If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01 hereof; provided that if the Company has made any payment of principal of, premium and Special Interest, if any, or interest on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.
ARTICLE 12
MISCELLANEOUS
Section 12.01 Trust Indenture Act Controls.
     If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA Section 318(c), the imposed duties shall control.
Section 12.02 Notices.
     Any notice or communication by the Company, any Guarantor or the Trustee to the others is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), telecopier or overnight air courier guaranteeing next day delivery, to the others’ address:
If to the Company and/or any Guarantor:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall IV
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada, V7X 1L3
Telecopier No.: (604) 661-3200
Attention: Chief Financial Officer

With copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750
Toronto, Ontario
Canada, M5K 1J5
Telephone Number (416) 777-4747
Attention: Christopher W. Morgan
- and -
Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, British Columbia
Canada, V7X 1T2
Telecopier No.: (604) 687-1415
Attention: William Sirett
If to the Trustee:
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
Telecopier No.: (212) 815-5803
Attention: Corporate Trust Administration
     The Company, any Guarantor or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.
     All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof.
     Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA Section 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.
     If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.
     If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 12.03 Communication by Holders of Notes with Other Holders of Notes.
     Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).
Section 12.04 Certificate and Opinion as to Conditions Precedent.
     (a) Upon any request or application by the Company or any of the Restricted Subsidiaries to the Trustee to take any action under this Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Trustee an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and
     (b) An Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.05 below) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.
Section 12.05 Statements Required in Certificate or Opinion.
     Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.04 hereof or TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:
(a) a statement that the Person making such certificate or opinion has read such covenant or condition;
(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officers’ Certificate as to matters of fact); and
(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.
Section 12.06 Rules by Trustee and Agents.
     The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar, Paying Agent or Calculation Agent may make reasonable rules and set reasonable requirements for its functions.
Section 12.07 No Personal Liability of Directors, Officers, Employees and Shareholders.
     No past, present or future director, officer, employee, incorporator or shareholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.
Section 12.08 Governing Law.
     THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES.
Section 12.09 Waiver of Jury Trial.
     EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 12.10 Force Majeure.
     In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of god, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.
Section 12.11 No Adverse Interpretation of Other Agreements.
     This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or their Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.
Section 12.12 Successors.
     All agreements of the Company in this Indenture and the Notes shall bind their successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.05.
Section 12.13 Agent for Service; Submission to Jurisdiction; Waiver of Immunities.
     By the execution and delivery of this Indenture, the Company and each of the Non-U.S. Guarantors (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes, the Subsidiary Guarantees or this Indenture that may be instituted in any federal or state court located in the Borough of Manhattan in The City of New York, in the State of New York, or brought under federal or state securities laws, and acknowledges that CT Corporation System has accepted such designation, (ii) submits, and all Guarantors who are not Non-U.S. Guarantors also do submit, to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to them (mailed or delivered to the Company’s Chief Financial Officer at its principal office in Vancouver, British Columbia as specified in Section 12.02 hereof), shall be deemed in every respect effective service of process upon it in any such suit or proceeding. The Company and the Non-U.S. Guarantors further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect so long as this Indenture shall be in full force and effect.
     To the extent that any of the Company or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of the Company and the Guarantors hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.
Section 12.14 Conversion of Currency
     (a) (i) If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the “judgment currency”) an amount due in U.S. dollars, then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine). (ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in U.S. dollars originally due.
     (b) In the event of the winding-up of the Company at any time while any amount or damages owing under the Notes, Subsidiary Guarantees or this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. dollars due or contingently due under the Notes, Subsidiary Guarantees or this Indenture (other than under this Clause (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Clause (b), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.
     (c) The obligations contained in Clauses (a)(ii) and (b) of this Section 12.14 shall constitute separate and independent obligations of the Company from its other obligations under the Notes, Subsidiary Guarantees and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Clause (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company, the Guarantors or the liquidator or otherwise. In the case of Clause (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.
     (d) The term “rate(s) of exchange” shall mean the rate of exchange quoted by the Federal Reserve Bank of New York, noon buying rate on the date of determination for purchases of U.S.

dollars with the judgment currency other than U.S. dollars referred to in Clauses (a) and (b) above and includes any premiums and costs of exchange payable.
     (e) The Trustee shall have no duty or liability with respect to monitoring or enforcing this Section 12.14.
Section 12.15 Currency Equivalent.
     Except as provided in Section 12.14, for purposes of the construction of the terms of this Indenture or of the Notes and Subsidiary Guarantees, in the event that any amount is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the rate of exchange quoted by the Federal Reserve Bank of New York, noon buying rate on the date of determination.
Section 12.16 Severability.
     In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
Section 12.17 Counterpart Originals.
     The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
Section 12.18 Table of Contents, Headings, etc.
     The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.
[Signatures on following pages]

SIGNATURES

AINSWORTH LUMBER CO. LTD.
By:	/s/ D. Michael Ainsworth
	Name:	D. Michael Ainsworth
	Title:	Executive Vice President

By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

AINSWORTH ENGINEERED CORP.
By:	/s/ D. Michael Ainsworth
	Name:	D. Michael Ainsworth
	Title:	Executive Vice President

AINSWORTH ENGINEERED (USA), LLC
By:	/s/ Catherine E. Ainsworth
	Name:	Catherine E. Ainsworth
	Title:	President

AINSWORTH CORP.
By:	/s/ Catherine E. Ainsworth
	Name:	Catherine E. Ainsworth
	Title:	President

AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP By its General Partner, Ainsworth Lumber Co. Ltd.
By:	/s/ D. Michael Ainsworth
	Name:	D. Michael Ainsworth
	Title:	Executive Vice President

S-1

THE BANK OF NEW YORK, as Trustee
By:	/s/ Stanislav Pertsev
	Name:	Stanislav Pertsev
	Title:	Assistant Treasurer

S-2

EXHIBIT A
[Face of Note]
          [Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]
          [Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

Rule 144A Note CUSIP: [            ]
Rule 144A Note ISIN: [               ]
Regulation S Note CUSIP: [                 ]
Regulation S Note ISIN: [                     ]
Senior Notes due 2013
No.                      US$
AINSWORTH LUMBER CO. LTD.
promises to pay to                                                              or registered assigns, the principal sum of                                                                                                      United States Dollars on April 1, 2013.
Interest Payment Dates: March 30, June 30, September 30 and December 30
Record Dates: March 15, June 15, September 15 and December 15

          IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.
Dated:

AINSWORTH LUMBER CO. LTD.
By:
Name:
Title:

By:
Name:
Title:

          This is one of the Notes referred to in the within-mentioned Indenture:

THE BANK OF NEW YORK, as Trustee
By:
Authorized Signatory

[Back of Note]
Senior Floating Rate Notes due 2013
     Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
     1. INTEREST. Ainsworth Lumber Co. Ltd., a corporation amalgamated under the laws of the Province of British Columbia (the “Company”), promises to pay interest on the principal amount of this Note at a rate per annum, reset quarterly, equal to LIBOR plus 4.00% as determined by the Calculation Agent from April 18, 20061 until maturity and shall pay the Special Interest, if any, payable pursuant to the Registration Rights Agreement referred to below. The Company will pay interest and Special Interest, if any, quarterly in arrears on March 30, June 30, September 30 and December 30 (each, an “Interest Payment Date”) of each year, commencing on June 30, 2006, or if any such day is not a Business Day, on the next succeeding Business Day. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding March 15, June 15, September 15 and December 15 (each, a “Record Date”). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the rate borne by the Notes plus 1% to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Special Interest (without regard to any applicable grace periods) from time to time on demand at the rate borne by the Notes plus 1% to the extent lawful.
     “LIBOR”, with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

[1]	With respect to Initial Notes.

     “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include June 29, 2006.
     “Determination Date”, with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.
     “London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.
     “Representative Amount” means a principal amount of not less than US$1,000,000 for a single transaction in the relevant market at the relevant time.
     “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).
     The amount of interest for each day that the Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. For the purpose of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year and divided by 360.
     All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).
     The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.
     The Calculation Agent will, upon the request of the holder of any Note, provide the interest rate then in effect with respect to the Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the Guarantors and the holders of the Notes.
     2. METHOD OF PAYMENT. The Company will pay interest on the Notes and Special Interest, if any, to the Persons who are registered Holders of Notes at the close of business on the Record Date next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Payment of interest and Special Interest, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders, provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, premium and Special Interest, if any, on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent.

Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.
     3. PAYING AGENT, REGISTRAR AND CALCULATION AGENT. Initially, The Bank of New York, the Trustee under the Indenture, will act as Paying Agent, Registrar and Calculation Agent. The Company may change any Paying Agent, Registrar or Calculation Agent without notice to the Holders. The Company or any Guarantor may act as Paying Agent or Registrar.
     4. INDENTURE. The Company issued the Notes under an Indenture, dated as of April 18, 2006 (the “Indenture”), among the Company, the Guarantors named therein and the Trustee. This Note is one of a duly authorized issue of notes of the Company designated as its Senior Floating Rate Notes due 2013. The Company shall be entitled to issued Additional Notes pursuant to Section 2.01, 2.02 and 4.09 of the Indenture. The Notes (including any Exchange Notes issued in exchange therefor) (collectively referred to herein as the “Notes”) are separate series of Notes, but shall be treated as a single class of securities under the Indenture, unless otherwise specified in the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.
     5. OPTIONAL REDEMPTION.
     (a) Except as described below under clauses 5(b) and (c) hereof, the Notes will not be redeemable at the Company’s option before April 1, 2008. Thereafter, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

OPTIONAL
REDEMPTION
YEAR	PRICE
2008	102.000%
2009	101.000%
2010 and thereafter	100.000%
     (b) At any time prior to April 1, 2008, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes (including any Additional Notes outstanding), at a redemption price of 100% of the principal amount thereof, plus a premium equal to the rate per annum on the Notes applicable on the date on which notice of redemption is given, together with accrued and unpaid interest and Special Interest, if any, to, but not including, such redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:
(1) at least 65% of the aggregate principal amount of Notes (including any Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company and its Subsidiaries); and

     (2) the redemption occurs within 60 days of the date of the closing of such Equity Offering.
     (c) The Company may redeem all, but not less than all, of the Notes at any time at 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest and Special Interest, if any, on the Notes redeemed to the applicable redemption date, if the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position of any governmental agency, taxing authority or regulatory authority regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after April 11, 2006, the date of the Offering Memorandum.
     (d) Any redemption pursuant to this paragraph 5 shall be made pursuant to the provisions of Sections 3.01 through 3.06 of the Indenture.
     6. MANDATORY REDEMPTION. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.
     7. NOTICE OF REDEMPTION. Subject to Section 3.09 of the Indenture, notice of redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11 of the Indenture) to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than US$1,000 may be redeemed in part but only in whole multiples of US$1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest ceases to accrue on Notes or portions thereof called for redemption.
     8. OFFERS TO REPURCHASE.
     (a) Upon the occurrence of a Change of Control, the Company shall make an offer (a “Change of Control Offer”) to each Holder to repurchase all or any part (equal to US$1,000 or an integral multiple thereof) of each Holder’s Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest thereon, if any, to the date of purchase (the “Change of Control Payment”). The Change of Control Offer shall be made in accordance with Sections 3.09 and 4.15 of the Indenture.
     (b) If the Company or any of its Restricted Subsidiaries consummates an Asset Sale, the Company may use Excess Proceeds to make at any time, and when the aggregate amount of Excess Proceeds exceeds US$10.0 million the Company shall commence, an offer to purchase (an “Asset Sale Offer”) to all Holders of Notes and all Holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem such indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of Notes (including any Additional Notes) and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Special Interest thereon, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes (including any Additional Notes) and other pari passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company (or such Restricted Subsidiary) may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered pursuant to an Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and other pari passu Indebtedness tendered. Holders of Notes that are the subject of an offer to purchase will receive an Asset Sale Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes.
     9. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of US$1,000 and integral multiples of US$1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed.
     10. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes, except as set forth in Section 4.18 of the Indenture.
     11. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Subsidiary Guarantees or the Notes may be amended or supplemented as provided in the Indenture.
     12. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. Holders may not enforce the Indenture, the Notes or the Subsidiary Guarantees except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or Special Interest, if any, or interest) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Special Interest on, or the principal of, premium and Special Interest, if any, or interest on, the Notes. The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
     13. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

     14. ADDITIONAL RIGHTS OF HOLDERS OF RESTRICTED GLOBAL NOTES AND RESTRICTED DEFINITIVE NOTES. In addition to the rights provided to Holders of Notes under the Indenture, Holders of Restricted Global Notes and Restricted Definitive Notes shall have all the rights set forth in the Registration Rights Agreement, dated as of April 18, 2006, among the Company, the guarantor named therein and the other parties named on the signature pages thereof (the “Registration Rights Agreement”), including the right to receive Special Interest (as defined in the Registration Rights Agreement).
     15. GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES.
     16. CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
     The Company will furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall IV
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia, Canada V7X 1L3
Attention: Chief Financial Officer

ASSIGNMENT FORM
     To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee’ legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Company. The agent may substitute another to act for him.
Date:

Your Signature:

(Sign exactly as your name appears on the face of this Note)
Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE
     If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.15 of the Indenture, check the appropriate box below:
[ ] Section 4.10      [ ] Section 4.15
     If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.15 of the Indenture, state the amount you elect to have purchased:
US$
Date:

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*
     The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global or Definitive Note for an interest in this Global Note, have been made:

		Amount of increase	Principal Amount of	Signature of
		in Principal	this Global Note	authorized officer
	Amount of decrease	Amount of this	following such	of trustee or
Date of Exchange	in Principal Amount	Global Note	decrease or increase	Note Custodian

*	This schedule should be included only if the Note is issued in global form.

EXHIBIT B
FORM OF CERTIFICATE OF TRANSFER
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall IV
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia, Canada V7X 1L3
Telecopier No.: (604) 661-3200
Attention: Chief Financial Officer
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
Telecopier No.: (212) 815-5803
Attention: Corporate Trust Administration
Re: Senior Floating Rate Notes due 2013
     Reference is hereby made to the Indenture, dated as of April 18, 2006 (the “Indenture”), among Ainsworth Lumber Co. Ltd., a corporation amalgamated under the laws of the Province of British Columbia, the Guarantors party thereto and The Bank of New York, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
                         (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of US$                    in such Note[s] or interests (the “Transfer”), to                    (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:
[CHECK ALL THAT APPLY]
     1. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE 144A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States.
     2. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Indenture and the Securities Act.
           3. [ ] CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE DEFINITIVE NOTE PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):
     (a) [ ] such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;
or
     (b) [ ] such Transfer is being effected to the Company or a subsidiary thereof;
or
     (c) [ ] such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;
or
     (d) [ ] such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Indenture and (2) an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Definitive Notes and in the Indenture and the Securities Act.
           4. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR OF AN UNRESTRICTED DEFINITIVE NOTE.

     (a) [ ] CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.
     (b) [ ] CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.
     (c) [ ] CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

     This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:

Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER
     5. The Transferor owns and proposes to transfer the following:
[CHECK ONE OF (a) OR (b)]
     (a) [ ] a beneficial interest in the:
     (i) [ ] 144A Global Note (CUSIP                     ), or
     (ii) [ ] Regulation S Global Note (CUSIP                     ), or
     (b) [ ] a Restricted Definitive Note.
     6. After the Transfer the Transferee will hold:
[CHECK ONE]
     (a) [ ] a beneficial interest in the:
     (i) [ ] 144A Global Note (CUSIP ___), or
     (ii) [ ] Regulation S Global Note (CUSIP ___), or
     (iii) [ ] Unrestricted Global Note (CUSIP ___); or
     (b) [ ] a Restricted Definitive Note; or
     (c) [ ] an Unrestricted Definitive Note,
           in accordance with the terms of the Indenture.

EXHIBIT C
FORM OF CERTIFICATE OF EXCHANGE
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall IV
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia, Canada V7X 1L3
Attention: Chief Financial Officer
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
Telecopier No.: (212) 815-5803
Attention: Corporate Trust Administration
Re: Senior Floating Rate Notes due 2013
     Reference is hereby made to the Indenture, dated as of April 18, 2006 (the “Indenture”), among Ainsworth Lumber Co. Ltd., a corporation amalgamated under the laws of the Province of British Columbia, the Guarantors party thereto and The Bank of New York, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
                         (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of US$                    in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:
     1) EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL NOTE FOR UNRESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL NOTE
     a) [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
     b) [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
     c) [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Owner’s Exchange for a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
     d) [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
     2) EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES FOR RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES
     a) [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO RESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.
     b) [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the 144A Global Note, with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.
     This certificate and the statements contained herein are made for your benefit and the benefit of the Company and are dated                                        .

[Insert Name of Transferor]

By:

Name:
Title:

Dated:

EXHIBIT D
[FORM OF CERTIFICATE FROM
ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR]
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall IV
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia, Canada V7X 1L3
Attention: Chief Financial Officer
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
Telecopier No.: (212) 815-5803
Attention: Corporate Trust Administration
Re: Senior Floating Rate Notes due 2013
     Reference is hereby made to the Indenture, dated as of April 18, 2006 (the “Indenture”), among Ainsworth Lumber Co. Ltd., a corporation amalgamated under the laws of the Province of British Columbia, the Guarantors party thereto and The Bank of New York, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
     In connection with our proposed purchase of US$                    aggregate principal amount of:
     a) a beneficial interest in a Global Note, or
     b) a Definitive Note,
     we confirm that:
     1) We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the United States Securities Act of 1933, as amended (the “Securities Act”).
     2) We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we will do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein), (C) to an institutional “accredited investor” (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Company a signed letter substantially in the form of this letter and an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under

D-1

the Securities Act, (E) pursuant to the provisions of Rule 144(k) under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.
     3) We understand that, on any proposed resale of the Notes or beneficial interest therein, we will be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.
     4) We are an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.
     5) We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.
     You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Accredited Transferor]

By:

Name:
Title:

Dated:

D-2

EXHIBIT E
[FORM OF NOTATION OF SUBSIDIARY GUARANTEE]
          For value received, [    ], a [    ] (the “Guarantor”) (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture (as defined below) and subject to the provisions in the Indenture dated as of April 18, 2006 (the “Indenture”) among Ainsworth Lumber Co. Ltd. (the “Company”, the Guarantors party thereto and The Bank of New York, as trustee (the “Trustee”), (a) the due and punctual payment of the principal of, premium and Special Interest, if any, and interest on the Notes (as defined in the Indenture), whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantor to the Holders of Notes and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in the Indenture and reference is hereby made to the Indenture for the precise terms of this Guarantee. All terms not defined herein shall have the meaning assigned to them in the Indenture.
          The laws of the State of New York shall govern and be used to construe this Subsidiary Guarantee.

[Name of Guarantor(s)] as a Guarantor

By:

Name:
Title:

E-1

EXHIBIT F
[FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS]
          Supplemental Indenture (this “Supplemental Indenture”), dated as of ___, among ___(the “Guaranteeing Subsidiary”), a subsidiary of Ainsworth Lumber Co. Ltd., a corporation incorporated under the laws of the Province of British Columbia (the “Company”), the Company, Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp., and Ainsworth Engineered (USA), LLC (collectively, the “Prior Guarantors”) and The Bank of New York, as trustee under the Indenture referred to below (the “Trustee”).
W I T N E S S E T H
          WHEREAS, each of the Company and the Prior Guarantors has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of April 18, 2006, providing for the issuance of an unlimited aggregate principal amount of Senior Floating Rate Notes due 2013 (together, the “Notes”);
          WHEREAS, the Indenture provides that under certain circumstances a Subsidiary providing a Subsidiary Guarantee shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Subsidiary Guarantee”); and
          WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.
          NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
          (1) Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
          (2) Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees as follows:
     (a) Along with all Guarantors named in the Indenture, to jointly and severally unconditionally guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:
          (i) the principal of and interest, premium and Special Interest, if any, on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and
          (ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or per-

formed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately.
     (b) The obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.
     (c) The obligations of the Guaranteeing Subsidiary under this Subsidiary Guarantee are independent of the obligations guaranteed by the Guaranteeing Subsidiary hereunder, and a separate action or actions may be brought and prosecuted by the Trustee on behalf of, or by, the Holders, subject to the terms and conditions set forth in the Indenture, against the Guaranteeing Subsidiary to enforce this Subsidiary Guarantee, irrespective of whether any action is brought against the Company or whether the Company is joined in any such action or actions.
     (d) In the event of a default in payment of principal (or premium and Special Interest, if any) or interest on a Note, whether at its stated maturity, by acceleration, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in the Indenture, directly against the Guaranteeing Subsidiary to enforce the Subsidiary Guarantee without first proceeding against the Company or any other Guarantor. If, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Holders are prevented by applicable law from exercising their respective rights to accelerate the maturity of the Notes, to collect interest on the Notes, or to enforce or exercise any other right or remedy with respect to the Notes, the Guaranteeing Subsidiary shall pay to the Trustee for the account of the Holder, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of the Holders.
     (e) The following is hereby waived: diligence presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever.
     (f) This Subsidiary Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, the Indenture and this Supplemental Indenture, and the Guaranteeing Subsidiary accepts all obligations of a Guarantor under the Indenture.
     (g) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors (including the Guaranteeing Subsidiary), or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid either to the Trustee or such Holder, this Subsidiary Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.
     (h) The Guaranteeing Subsidiary shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

     (i) As between the Guaranteeing Subsidiary, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guaranteeing Subsidiary for the purpose of this Subsidiary Guarantee.
     (j) The Guaranteeing Subsidiary shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under this Subsidiary Guarantee.
     (k) Pursuant to Section 10.02 of the Indenture, after giving effect to all other contingent and fixed liabilities that are relevant under any applicable Bankruptcy or fraudulent conveyance laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under Article 10 of the Indenture, this new Subsidiary Guarantee shall be limited to the maximum amount permissible such that the obligations of such Guaranteeing Subsidiary under this Subsidiary Guarantee will not constitute a fraudulent transfer or conveyance.
     (l) This Subsidiary Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation, reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes and Subsidiary Guarantee, whether as a “voidable preference”, “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof is rescinded, reduced, restored or returned, the Note shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.
     (m) In case any provision of this Subsidiary Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     (n) This Subsidiary Guarantee shall be a general unsecured obligation of such Guaranteeing Subsidiary, ranking pari passu with any other future senior Indebtedness of the Guaranteeing Subsidiary, if any.
     (o) Each payment to be made by the Guaranteeing Subsidiary in respect of this Subsidiary Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.
          (3) Execution and Delivery. The Guaranteeing Subsidiary agrees that the Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of this Subsidiary Guarantee.

          (4) Guaranteeing Subsidiary may Consolidate, etc. on Certain Terms.
          (a) Except as otherwise provided in Section 10.05 of the Indenture, the Guaranteeing Subsidiary may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate with or merge with or into (whether or not such Guaranteeing Subsidiary is the surviving Person) another Person other than the Company or another Guarantor unless:
          (b) immediately after giving effect to that transaction, no Default or Event of Default exists; and
          (c) either:
     (1) the Guaranteeing Subsidiary is the surviving Person, or the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger assumes all the obligations of the Guaranteeing Subsidiary under the Indenture, this Subsidiary Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee and completes all other required documentation; or
     (2) the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of Section 4.10 of the Indenture;
          (d) In case of any such consolidation, amalgamation, merger, sale or conveyance and upon the assumption by the successor Person (where applicable), by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of this Subsidiary Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of the Indenture to be performed by the Guaranteeing Subsidiary, such successor Person shall succeed to and be substituted for the Guaranteeing with the same effect as if it had been named herein as a Guaranteeing Subsidiary. Such successor Person thereupon may cause to be signed the Subsidiary Guarantee to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. The Subsidiary Guarantee so issued shall in all respects have the same legal rank and benefit under the Indenture as the Subsidiary Guarantees theretofore and thereafter issued in accordance with the terms of the Indenture as though all of such Subsidiary Guarantees had been issued at the date of the execution hereof.
          (e) Except as set forth in Articles 4 and 5 of the Indenture, and notwithstanding clauses (a) and (b) above, nothing contained in the Indenture or in any of the Notes shall prevent any consolidation, amalgamation or merger of a Guaranteeing Subsidiary with or into the Company or another Guarantor, or shall prevent any sale or conveyance of the property of the Guaranteeing Subsidiary as an entirety or substantially as an entirety to the Company or another Guarantor.
          (5) Releases.
          (a) In the event of a sale (including by way of merger, amalgamation or consolidation in compliance with Section 5.01 of the Indenture) of all the capital stock of the Guaranteeing Subsidiary to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary then the Guaranteeing Subsidiary (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the capital stock of such Guaranteeing Subsidiary) will be released and relieved of any obligations under this Subsidiary Guarantee; provided that the sale complies with Section 4.10 of the Indenture. Further, if the Company redesignates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with Section 4.17 of the Indenture then the

Guaranteeing Subsidiary will be released and relieved of any obligations under this Subsidiary Guarantee. Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made by the Company in accordance with the provisions of the Indenture, including without limitation Section 4.10 of the Indenture, the Trustee shall execute any documents reasonably required in order to evidence the release of the Guaranteeing Subsidiary from its obligations under this Subsidiary Guarantee.
          (b) The Guaranteeing Subsidiary not released from its obligations under this Subsidiary Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of the Guaranteeing Subsidiary under the Indenture as provided in Article 10 thereof.
          (6) No Recourse Against Others. No past, present or future director, officer, employee, incorporator, shareholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Company or any Subsidiary under the Notes, any Subsidiary Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.
          (7) THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES.
          (8) Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
          (9) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
          (10) The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.
          (11) Subrogation. The Guaranteeing Subsidiary shall be subrogated to all rights of Holders of Notes against the Company in respect of any amounts paid by the Guaranteeing Subsidiary pursuant to the provisions of Section 2 hereof; provided, however, that, if an Event of Default has occurred and is continuing, the Guaranteeing Subsidiary shall not be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under the Indenture or the Notes shall have been paid in full.
          (12) Benefits Acknowledged. The Guaranteeing Subsidiary acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to this Subsidiary Guarantee are knowingly made in contemplation of such benefits.
          (13) Successors. All agreements of the Guaranteeing Subsidiary in this Supplemental Indenture shall bind its Successors, except as otherwise provided in Section 2(k) hereof or elsewhere in this Supplemental Indenture. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

          IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.
Dated:______________, ____

AINSWORTH LUMBER CO. LTD.

By:

Name:
Title:

By:

Name:
Title:

[GUARANTEEING SUBSIDIARY]

By:

Name:
Title:

THE BANK OF NEW YORK, as Trustee

By:

Authorized Signatory

AINSWORTH LUMBER CO. LTD.
US$75,000,000 Senior Floating Rate Notes due 2013
Exchange and Registration Rights Agreement
April 18, 2006
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005
Ladies and Gentlemen:
     Ainsworth Lumber Co. Ltd., a corporation amalgamated under the laws of the Province of British Columbia (the “Company”), proposes to issue and sell to the Purchaser (as defined herein) upon the terms set forth in the Purchase Agreement (as defined herein) US$75,000,000 Senior Floating Rate Notes due 2013 (the “Notes”), which are unconditionally guaranteed by the Guarantors. As an inducement to the Purchaser to enter into the Purchase Agreement and in satisfaction of a condition to the obligations of the Purchaser thereunder, the Company and Guarantors agree with the Purchaser for the benefit of holders (as defined herein) from time to time of the Transfer Restricted Securities (as defined herein) as follows:
1. Certain Definitions. For purposes of this Exchange and Registration Rights Agreement, the following terms shall have the following respective meanings:
     “Base Interest” shall mean the interest that would otherwise accrue on the Securities under the terms thereof and the Indenture, without giving effect to the provisions of this Agreement.
     The term “broker-dealer” shall mean any broker or dealer registered with the Commission under the Exchange Act.
     “Canadian Guarantors” shall mean Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership.
     “Canadian Securities Laws” shall mean securities legislation promulgated by any province of Canada and the rules and regulations thereunder.
     “Closing Date” shall mean the date on which the Securities are initially issued.
     “Commission” shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the Exchange Act or the Securities Act, whichever is the relevant statute for the particular purpose.
     “Effective Time,” in the case of (i) an Exchange Registration, shall mean the time and date as of which the Commission declares the Exchange Registration Statement effective or as of which the Exchange Registration Statement otherwise becomes effective and (ii) a Shelf Registration, shall mean the time and date as of which the Commission declares the Shelf Registration Statement effective or as of which the Shelf Registration Statement otherwise becomes effective.
     “Electing Holder” shall mean any holder of Transfer Restricted Securities that has returned a completed and signed Notice and Questionnaire to the Company (or its counsel) in accordance with Section 3(d)(ii) or 3(d)(iii) hereof.

     “Exchange Act” shall mean the Securities Exchange Act of 1934, or any successor thereto, as the same shall be amended from time to time.
     “Exchange Offer” shall have the meaning assigned thereto in Section 2(a) hereof.
     “Exchange Registration” shall have the meaning assigned thereto in Section 3(c) hereof.
     “Exchange Registration Statement” shall have the meaning assigned thereto in Section 2(a) hereof.
     “Exchange Securities” shall have the meaning assigned thereto in Section 2(a) hereof.
     “Guarantors” shall mean Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, and their successors and assigns.
     The term “holder” shall mean the Purchaser and other persons who acquire Transfer Restricted Securities from time to time (including any successors or assigns), in each case for so long as such person owns any Transfer Restricted Securities; provided that for purposes of any obligation of the Company to give notice to any holders, “holder” shall mean the record owner of Transfer Restricted Securities.
     “Indenture” shall mean the Indenture dated as of April 18, 2006 among the Company, the Guarantors and The Bank of New York, as Trustee (the “Trustee”), as the same shall be amended from time to time.
     “Notice and Questionnaire” means a Notice of Registration Statement and Selling Securityholder Questionnaire substantially in the form of Exhibit A hereto.
     The term “person” shall mean a corporation, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency.
     “Purchase Agreement” shall mean the Purchase Agreement, dated as of April 11, 2006 among the Purchaser, the Company and the Guarantors relating to the Securities.
     “Purchaser” shall mean Deutsche Bank Securities Inc.
     “Registration Default” shall have the meaning assigned thereto in Section 2(c) hereof.
     “Registration Expenses” shall have the meaning assigned thereto in Section 4 hereof.
     “Resale Period” shall have the meaning assigned thereto in Section 2(a) hereof.
     “Restricted Holder” shall mean (i) a holder that is an affiliate of the Company within the meaning of Rule 405, (ii) a holder who acquires Exchange Securities outside the ordinary course of such holder’s business, (iii) a holder who has arrangements or understandings with any person to participate in the Exchange Offer for the purpose of distributing Exchange Securities and (iv) a holder that is a broker-dealer, but only with respect to Exchange Securities received by such broker-dealer pursuant to an Exchange Offer in exchange for Transfer Restricted Securities acquired by the broker-dealer directly from the Company.
     “Rule 144,” “Rule 405” and “Rule 415” shall mean, in each case, such rule promulgated under the Securities Act (or any successor provision), as the same shall be amended from time to time.
     “Securities” shall mean the Notes of the Company to be issued and sold to the Purchaser pursuant to the Purchase Agreement on the Closing Date, and securities issued in exchange therefor or in lieu thereof pursuant to the Indenture (other than Exchange Securities). Each Security is entitled to the benefit of the Guarantees provided for in the Indenture and, unless the context otherwise requires, any reference herein to a “Security” or an “Exchange Security” shall include a reference to the related Guarantees.

     “Securities Act” shall mean the Securities Act of 1933, or any successor thereto, as the same shall be amended from time to time.
     “Shelf Registration” shall have the meaning assigned thereto in Section 2(b) hereof.
     “Shelf Registration Statement” shall have the meaning assigned thereto in Section 2(b) hereof.
     “Special Interest” shall have the meaning assigned thereto in Section 2(c) hereof.
     “Transfer Restricted Securities” shall mean each Security; until:
     (1) the date on which such Security has been exchanged by a Person other than a broker-dealer for an Exchange Security in the Exchange Offer;
     (2) following the exchange by a broker-dealer in the Exchange Offer of a Security for an Exchange Security, the date on which such Exchange Security is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Registration Statement;
     (3) the date on which such Security has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement;
     (4) the date on which such Security is distributed to the public pursuant to Rule 144(k) under the Securities Act; or
     (5) such Security shall cease to be outstanding.
     “Trust Indenture Act” shall mean the Trust Indenture Act of 1939, or any successor thereto, and the rules, regulations and forms promulgated thereunder, all as the same shall be amended from time to time.
     Unless the context otherwise requires, any reference herein to a “Section” or “clause” refers to a Section or clause, as the case may be, of this Exchange and Registration Rights Agreement, and the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Exchange and Registration Rights Agreement as a whole and not to any particular Section or other subdivision.
2. Registration Under the Securities Act.
     (a) Except as set forth in Section 2(b) below, the Company agrees to file under the Securities Act on or prior to 75 days after April 18, 2006, a registration statement relating to an offer to exchange (such registration statement, the “Exchange Registration Statement”, and such offer, the “Exchange Offer”) any and all of the Securities for a like aggregate principal amount of debt securities issued by the Company and guaranteed by the Guarantors, which debt securities and guarantee are substantially identical to the Securities (and are entitled to the benefits of a trust indenture which is substantially identical to the Indenture or is the Indenture and which has been qualified under the Trust Indenture Act), except that they have been registered pursuant to an effective registration statement under the Securities Act and do not contain provisions for the additional interest contemplated in Section 2(c) below (such new debt securities hereinafter called “Exchange Securities”). The Exchange Securities will be issued as evidence of the same continuing indebtedness of the Company and will not constitute the creation of new indebtedness. The Company agrees to use its best efforts to cause the Exchange Registration Statement to become effective under the Securities Act on or prior to 150 days after April 18, 2006 and the Company further agrees to use its commercially reasonable efforts to cause the Exchange Registration Statement to become effective under the Securities Act as promptly as reasonably possible. The Exchange Offer will be registered under the Securities Act on the appropriate form and will comply with all applicable tender offer rules and regulations under the Exchange Act. The Company further agrees to use its best efforts to commence and complete the Exchange Offer on or prior to 45 business days after such registration statement has become effective, hold the Exchange Offer open for at least 30 days and exchange Exchange Securities for all Transfer Restricted Securities that have been properly tendered and not withdrawn on or prior to the expiration of the Exchange Offer. The Exchange Offer will be deemed to have been “completed” only if the debt securities received by holders other than Restricted Holders in the Exchange Offer for Transfer Restricted Securities are, upon receipt, transferable by each such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under blue sky or securities laws of a substantial majority of the States of the United States. The Exchange Offer shall be deemed to have been completed upon the earlier to occur of (i) the Company having exchanged the Exchange Securities for all outstanding Transfer Restricted Securities pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, Exchange Securities for all Transfer Restricted Securities that have been properly tendered and not withdrawn before the expiration of the Exchange Offer, which shall be on a date that is at least 30 days following the commencement of the Exchange Offer. The Company agrees (x) to include in the Exchange Registration Statement a prospectus for use in any resales by any holder of Exchange Securities that is a broker-dealer that has acquired such Transfer Restricted Securities for its own account as a result of market-making activities or other trading activities and not directly from the Company, and (y) to keep such Exchange Registration Statement effective for a period (the “Resale Period”) beginning when Exchange Securities are first issued in the Exchange Offer and ending upon the earlier of the expiration of the 180th day after the Exchange Offer has been completed or such time as such broker-dealers no longer own any Transfer Restricted Securities, other than Transfer Restricted Securities acquired from the Company. With respect to such Exchange Registration Statement, such holders shall have the benefit of the rights of indemnification and contribution set forth in Sections 6(a), (c), (d) and (e) hereof.
     (b) If (i) on or prior to the time the Exchange Offer is completed existing Commission interpretations are changed such that the debt securities received by holders other than Restricted Holders in the Exchange Offer for Transfer Restricted Securities are not or would not be, upon receipt, transferable by each such holder without restriction under the Securities Act, (ii) the Exchange Offer has not been completed within the applicable time period set forth in section 2(a) hereof or (iii) the Exchange Offer is not available to any holder of the Securities, the Company and the Guarantors shall, in lieu of (or, in the case of clause (iii), in addition to) conducting the Exchange Offer contemplated by Section 2(a), file under the Securities Act on or prior to 75 days after the time such obligation to file arises, a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis by the holders of, all of the Transfer Restricted Securities, pursuant to Rule 415 or any similar rule that may be adopted by the Commission (such filing, the “Shelf Registration” and such registration statement, the “Shelf Registration Statement”). The Company agrees to use its best efforts (x) to cause the Shelf Registration Statement to become or be declared effective on or prior to 150 days after such obligation to file arises and to keep such Shelf Registration Statement continuously effective for a period ending on the earlier of the second anniversary of the Effective Time or such time as there are no longer any Transfer Restricted Securities outstanding, provided, however, that no holder shall be entitled to be named as a selling securityholder in the Shelf Registration Statement or to use the prospectus forming a part thereof for resales of Transfer Restricted Securities unless such holder is an Electing Holder, and (y) after the Effective Time of the Shelf Registration Statement, promptly upon the request of any holder of Transfer Restricted Securities that is not then an Electing Holder, to take any action reasonably necessary to enable such holder to use the prospectus forming a part thereof for resales of Transfer Restricted Securities, including, without limitation, any action necessary to identify such holder as a selling securityholder in the Shelf Registration Statement, provided, however, that nothing in this clause (y) shall relieve any such holder of the obligation to return a completed and signed Notice and Questionnaire to the Company in accordance with Section 3(d)(iii) hereof. The Company further agrees to supplement or make amendments to the Shelf Registration Statement, as and when required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or by the Securities Act or rules and regulations thereunder for shelf registration, and the Company agrees to furnish to each Electing Holder copies of any such supplement or amendment prior to its being used or promptly following its filing with the Commission.
     (c) In the event that (i) the Company has not filed the Exchange Registration Statement or Shelf Registration Statement on or prior to the date on which such registration statement is required to be filed pursuant to Section 2(a) or 2(b), respectively, or (ii) such Exchange Registration Statement or Shelf Registration Statement has not become effective or been declared effective by the Commission on or prior to the date on which such registration statement is required to become or be declared effective pursuant to Section 2(a) or 2(b), respectively, or (iii) the Exchange Offer has not been completed within 45 business days after the initial effective date of the Exchange Registration Statement relating to the Exchange Offer (if the Exchange Offer is then required to be made) or (iv) any

Exchange Registration Statement or Shelf Registration Statement required by Section 2(a) or 2(b) hereof is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the time periods specified herein (each such event referred to in clauses (i) through (iv), a “Registration Default” and each period during which a Registration Default has occurred and is continuing, a “Registration Default Period”), then, as liquidated damages for such Registration Default, subject to the provisions of Section 9(b), special interest (“Special Interest”), in addition to the Base Interest, shall accrue at a per annum rate of 0.26% with respect to the first 90-day period immediately following the occurrence of the first Registration Default. The amount of the Special Interest will increase by an additional per annum rate of 0.26% with respect to each subsequent 90 day Registration Default Period until all Registration Defaults have been cured, up to a maximum per annum rate of 2.60% of Special Interest for all Registration Defaults. The Company shall not be required to pay Special Interest for more than one Registration Default at any given time. Following the cure of all Registration Defaults, the accrual of Special Interest will cease. The Company shall pay all Special Interest, if any, in the manner and on the dates specified in the Indenture.
     (d) The Company shall use its best efforts to take all actions necessary or advisable to be taken by it to ensure that the transactions contemplated herein are effected as so contemplated.
     (e) Any reference herein to a registration statement as of any time shall be deemed to include any document incorporated, or deemed to be incorporated, therein by reference as of such time and any reference herein to any post-effective amendment to a registration statement as of any time shall be deemed to include any document incorporated, or deemed to be incorporated, therein by reference as of such time.
3. Registration Procedures.
     If the Company files a registration statement pursuant to Section 2(a) or Section 2(b), the following provisions shall apply:
     (a) At or before the Effective Time of the Exchange Offer or the Shelf Registration, as the case may be, the Company shall qualify the Indenture under the Trust Indenture Act.
     (b) In the event that qualification of the Indenture under the Trust Indenture Act would require the appointment of a new trustee under the Indenture, the Company shall appoint a new trustee thereunder pursuant to the applicable provisions of the Indenture.
     (c) In connection with the Company’s obligations with respect to the registration of Exchange Securities as contemplated by Section 2(a) (the “Exchange Registration”), if applicable, the Company shall, as soon as practicable (or as otherwise specified):
        (i) prepare and file with the Commission on or prior to 75 days after April 18, 2006, an Exchange Registration Statement on any form which may be utilized by the Company and which shall permit the Exchange Offer and resales of Exchange Securities by broker-dealers that have not acquired Transfer Restricted Securities directly from the Company during the Resale Period to be effected as contemplated by Section 2(a), and use its best efforts to cause such Exchange Registration Statement to become effective on or prior to 150 days after April 18, 2006;
        (ii) as soon as practicable prepare and file with the Commission such amendments and supplements to such Exchange Registration Statement and the prospectus included therein as may be necessary to effect and maintain the effectiveness of such Exchange Registration Statement for the periods and purposes contemplated in Section 2(a) hereof and as may be required by the applicable rules and regulations of the Commission and the instructions applicable to the form of such Exchange Registration Statement, and promptly provide each broker-dealer holding Exchange Securities not acquired directly from the Company with such number of copies of the prospectus included therein (as then amended or supplemented), in conformity in all material respects with the requirements of the Securities Act and the Trust Indenture Act and the rules and regula-

tions of the Commission thereunder, as such broker-dealer reasonably may request prior to the expiration of the Resale Period, for use in connection with resales of Exchange Securities;
        (iii) promptly notify each broker-dealer that has requested or, to the knowledge of the Company, received copies of the prospectus included in such registration statement, and confirm such advice in writing, (A) in cases where a broker-dealer has specifically requested such information, when such Exchange Registration Statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, (B) with respect to such Exchange Registration Statement or any post-effective amendment, when the same has become effective, (C) in cases where a broker-dealer has specifically requested such information, of any comments by the Commission and by the blue sky or securities commissioner or regulator of any state or province with respect thereto or any request by the Commission for amendments or supplements to such Exchange Registration Statement or prospectus or for additional information, (D) of the issuance by the Commission of any stop order suspending the effectiveness of such Exchange Registration Statement or the initiation or threatening of any proceedings for that purpose, (E) if at any time the representations and warranties of the Company contemplated by Section 5 cease to be true and correct in all material respects, (F) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Exchange Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (G) at any time during the Resale Period when a prospectus is required to be delivered under the Securities Act, that such Exchange Registration Statement, prospectus, prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder or any applicable Canadian Securities Laws or contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;
        (iv) in the event that the Company would be required, pursuant to Section 3(c)(iii)(G) above, to notify any broker-dealers holding Exchange Securities, without delay prepare and furnish to each such holder a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of such Exchange Securities during the Resale Period, such prospectus shall conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;
        (v) use its best efforts to obtain the withdrawal of any order suspending the effectiveness of such Exchange Registration Statement or any post-effective amendment thereto at the earliest practicable date;
        (vi) use its best efforts to (A) register or qualify the Exchange Securities under the securities laws or blue sky laws of such jurisdictions as are contemplated by Section 2(a) no later than the commencement of the Exchange Offer, (B) keep such registrations or qualifications in effect and comply with such laws so as to permit the continuance of offers, sales and dealings therein in such jurisdictions until the expiration of the Resale Period and (C) take any and all other actions as may be reasonably necessary or advisable to enable each broker-dealer holding Exchange Securities to consummate the disposition thereof in such jurisdictions; provided, however, that neither the Company nor the Guarantors shall be required for any such purpose to (1) qualify as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for the requirements of this Section 3(c)(vi), (2) consent to general service of process in any such jurisdiction or (3) make any changes to its certificate of incorporation or by-laws or any agreement between it and its stockholders;

        (vii) consent or approval of each governmental agency or authority, whether federal, state, provincial or local, which may be required to effect the Exchange Registration, the Exchange Offer and the offering and sale of Exchange Securities by broker-dealers during the Resale Period;
        (viii) provide a CUSIP number for all Exchange Securities, not later than the applicable Effective Time; and
        (ix) comply with all applicable rules and regulations of the Commission and make generally available to its securityholders as soon as practicable but no later than eighteen months after the effective date of such Exchange Registration Statement, an earning statement of the Company and its subsidiaries complying with Section 11(a) of the Securities Act (including, at the option of the Company, Rule 158 thereunder).
     (d) In connection with the Company’s obligations with respect to the Shelf Registration, if applicable, the Company shall, as soon as practicable (or as otherwise specified):
        (i) prepare and file with the Commission, within the time periods specified in Section 2(b), a Shelf Registration Statement on any form which may be utilized by the Company and which shall register all of the Transfer Restricted Securities for resale by the holders thereof in accordance with such method or methods of disposition as may be specified by such of the holders as, from time to time, may be Electing Holders and use its best efforts to cause such Shelf Registration Statement to become effective within the time periods specified in Section 2(b);
        (ii) not less than 30 calendar days prior to the Effective Time of the Shelf Registration Statement, mail the Notice and Questionnaire to the holders of Transfer Restricted Securities; provided that no holder shall be entitled to be named as a selling securityholder in the Shelf Registration Statement as of the Effective Time, and no holder shall be entitled to use the prospectus forming a part thereof for resales of Transfer Restricted Securities at any time, unless such holder has returned a completed and signed Notice and Questionnaire to the Company (or its counsel) by the deadline for response set forth therein; and provided, further, holders of Transfer Restricted Securities shall have at least 28 calendar days from the date on which the Notice and Questionnaire is first mailed to such holders to return a completed and signed Notice and Questionnaire to the Company (or its counsel);
        (iii) after the Effective Time of the Shelf Registration Statement, upon the request of any holder of Transfer Restricted Securities that is not then an Electing Holder, promptly send a Notice and Questionnaire to such holder; provided that the Company shall not be required to take any action to name such holder as a selling securityholder in the Shelf Registration Statement or to enable such holder to use the prospectus forming a part thereof for resales of Transfer Restricted Securities until 30 days after such holder has returned a completed and signed Notice and Questionnaire to the Company (or its counsel);
        (iv) as soon as practicable prepare and file with the Commission such amendments and supplements to such Shelf Registration Statement and the prospectus included therein as may be necessary to effect and maintain the effectiveness of such Shelf Registration Statement for the period specified in Section 2(b) hereof and as may be required by the applicable rules and regulations of the Commission and the instructions applicable to the form of such Shelf Registration Statement, and furnish to the Electing Holders copies of any such supplement or amendment simultaneously with or prior to its being used or filed with the Commission;
        (v) comply with the provisions of the Securities Act and any applicable Canadian Securities Laws with respect to the disposition of all of the Transfer Restricted Securities covered by such Shelf Registration Statement in accordance with the intended methods of disposition by the Electing Holders provided for in such Shelf Registration Statement;

        (vi) provide (A) any Electing Holders, (B) the underwriters (which term, for purposes of this Exchange and Registration Rights Agreement, shall include a person deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act), if any, thereof, (C) any sales or placement agent therefor, (D) counsel for any such underwriter or agent and (E) not more than one counsel for all the Electing Holders, the opportunity to review and provide comments in connection with the preparation of such Shelf Registration Statement, each prospectus included therein or filed with the Commission and each amendment or supplement thereto;
        (vii) for a reasonable period prior to the filing of such Shelf Registration Statement, and throughout the period specified in Section 2(b), make available during reasonable business hours at the Company’s principal place of business or such other reasonable place for inspection by the persons referred to in Section 3(d)(vi) such financial and other information and books and records of the Company, and cause the officers, employees, counsel and independent chartered accountants of the Company to respond to such inquiries, as shall be reasonably necessary, in the judgment of the respective counsel referred to in such Section, to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; provided, however, that each such party shall be required to agree in writing maintain in confidence and not to disclose to any other person any information or records reasonably designated by the Company as being confidential, until such time as (A) such information becomes a matter of public record (whether by virtue of its inclusion in such Shelf Registration Statement or otherwise), or (B) such person shall be required so to disclose such information pursuant to a subpoena or order of any court or other governmental agency or body having jurisdiction over the matter (subject to the requirements of such order, and only after such person shall have given the Company prompt prior written notice of such requirement), or (C) such information is required to be set forth in such Shelf Registration Statement or the prospectus included therein or in an amendment to such Shelf Registration Statement or an amendment or supplement to such prospectus in order that such Shelf Registration Statement, prospectus, amendment or supplement, as the case may be, complies with applicable requirements of the federal securities laws of the United States and the rules and regulations of the Commission and does not contain an untrue statement of a material fact or omit to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;
        (viii) promptly notify each of the Electing Holders, any sales or placement agent therefor and any underwriter thereof (which notification may be made through any managing underwriter that is a representative of such underwriter for such purpose) and confirm such advice in writing, (A) when such Shelf Registration Statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to such Shelf Registration Statement or any post-effective amendment, when the same has become effective, (B) in cases where an Electing Holder has specifically requested such information in writing, of any comments by the Commission and by the blue sky or securities commissioner or regulator of any state or province with respect thereto or any request by the Commission for amendments or supplements to such Shelf Registration Statement or prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of such Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (D) if at any time the representations and warranties of the Company contemplated by Section 3(d)(xvii) or Section 5 cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Transfer Restricted Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (F) if at any time when a prospectus is required to be delivered under the Securities Act, that such Shelf Registration Statement, prospectus, prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder or any applicable Canadian Securities Laws or contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;
        (ix) use its best efforts to obtain the withdrawal of (A) any order suspending the effectiveness of such Shelf Registration Statement or any post-effective amendment thereto at the earliest practicable date or (B) the suspension of the qualification of the Transfer Restricted Securities for sale in any jurisdiction;
        (x) if requested by any managing underwriter or underwriters, any placement or sales agent or any Electing Holder, promptly incorporate in a prospectus supplement or post-effective amendment such information as is required by the applicable rules and regulations of the Commission and as such managing underwriter or underwriters, such agent or such Electing Holder specifies should be included therein relating to the terms of the sale of such Transfer Restricted Securities, including information with respect to the principal amount of Transfer Restricted Securities being sold by such Electing Holder or agent or to any underwriters, the name and description of such Electing Holder, agent or underwriter, the offering price of such Transfer Restricted Securities and any discount, commission or other compensation payable in respect thereof, the purchase price being paid therefor by such underwriters and with respect to any other terms of the offering of the Transfer Restricted Securities to be sold by such Electing Holder or agent or to such underwriters; and make all required filings of such prospectus supplement or post-effective amendment promptly after notification of the matters to be incorporated in such prospectus supplement or post-effective amendment;
        (xi) furnish to each Electing Holder, each placement or sales agent, if any, therefor, each underwriter, if any, thereof and the respective counsel referred to in Section 3(d)(vi) an executed copy (or, in the case of an Electing Holder, a conformed copy) of such Shelf Registration Statement, each such amendment and supplement thereto (in each case including all exhibits thereto (in the case of an Electing Holder of Transfer Restricted Securities, upon request) and documents incorporated by reference therein) and such number of copies of such Shelf Registration Statement (excluding exhibits thereto and documents incorporated by reference therein unless specifically so requested by such Electing Holder, agent or underwriter, as the case may be) and of the prospectus included in such Shelf Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity in all material respects with the applicable requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder and any applicable Canadian Securities Laws, and such other documents, as such Electing Holder, agent, if any, and underwriter, if any, may reasonably request in order to facilitate the offering and disposition of the Transfer Restricted Securities owned by such Electing Holder, offered or sold by such agent or underwritten by such underwriter and to permit such Electing Holder, agent and underwriter to satisfy the prospectus delivery requirements of the Securities Act and any applicable Canadian Securities Laws; and the Company hereby consents to the use of such prospectus (including such preliminary and summary prospectus) and any amendment or supplement thereto by each such Electing Holder and by any such agent and underwriter, in each case in the form most recently provided to such person by the Company, in connection with the offering and sale of the Transfer Restricted Securities covered by the prospectus (including such preliminary and summary prospectus) or any supplement or amendment thereto provided, however, that the Company shall not be required for any such purpose to file a prospectus in any province or territory of Canada to make the Transfer Restricted Securities or Exchange Securities freely tradable in Canada;
        (xii) use its best efforts to (A) register or qualify the Transfer Restricted Securities to be included in such Shelf Registration Statement under such securities laws or blue sky laws of such jurisdictions as any Electing Holder and each placement or sales agent, if any, therefor and underwriter, if any, thereof shall reasonably request and ensure that any Transfer Restricted Securities can be offered in a private placement in all the provinces of Canada where the holders are resident, (B) keep such registrations or qualifications in effect and comply with such laws so as to permit the continuance of offers, sales and dealings therein in such jurisdictions during the period the Shelf Registration is required to remain effective under Section 2(b) above and for so long as may be necessary to enable any such Electing Holder, agent or underwriter to complete its distribution of Securities pursuant to such Shelf Registration Statement and (C) take any and all other actions as may be reasonably necessary or advisable to enable each such Electing Holder, agent, if any, and underwriter, if any, to consummate the disposition in such jurisdictions of such Transfer Restricted Securities; provided, however, that the Company shall not be required for any such purpose to (1) qualify as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for the requirements of this Section 3(d)(xii), (2) consent to general service of process in any such jurisdiction, (3) make any changes to its constating documents or by-laws or any agreement between it and its shareholders or, as applicable, (4) file a prospectus in any province or territory of Canada to make the Transfer Restricted Securities or Exchange Securities freely tradeable in Canada;
        (xiii) use its best efforts to obtain the consent or approval of each governmental agency or authority, whether federal or state, which may be required to effect the Shelf Registration or the offering or sale in connection therewith or to enable the selling holder or holders to offer, or to consummate the disposition of, their Transfer Restricted Securities in the United States;
        (xiv) unless any Transfer Restricted Securities shall be in book-entry only form, cooperate with the Electing Holders and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold, which certificates, if so required by any securities exchange upon which any Transfer Restricted Securities are listed, shall be penned, lithographed or engraved, or produced by any combination of such methods, on steel engraved borders, and which certificates shall not bear any restrictive legends; and, in the case of an underwritten offering, enable such Transfer Restricted Securities to be in such denominations and registered in such names as the managing underwriters may request at least two business days prior to any sale of the Transfer Restricted Securities;
        (xv) provide a CUSIP number for all Transfer Restricted Securities, not later than the applicable Effective Time;
        (xvi) enter into one or more underwriting agreements, engagement letters, agency agreements, “best efforts” underwriting agreements or similar agreements, as appropriate, including customary provisions relating to indemnification and contribution, and take such other actions in connection therewith as any Electing Holders aggregating at least 33% in aggregate principal amount of the Transfer Restricted Securities at the time outstanding shall request in order to expedite or facilitate the disposition of such Transfer Restricted Securities in the United States; provided that the Company shall not be required to enter into any such agreement more than twice with respect to all of the Transfer Restricted Securities and may delay entering into any such agreement until the consummation of any underwritten public offering in which the Company shall be engaged provided that such delay is reasonable;
        (xvii) whether or not an agreement of the type referred to in Section 3(d)(xvi) hereof is entered into and whether or not any portion of the offering contemplated by the Shelf Registration is an underwritten offering or is made through a placement or sales agent or any other entity, (A) make such representations and warranties to the Electing Holders and the placement or sales agent, if any, therefor and the underwriters, if any, thereof in form, substance and scope as are customarily made in connection with an offering of debt securities pursuant to any appropriate agreement or to a registration statement filed on the form applicable to the Shelf Registration; (B) obtain an opinion of counsel to the Company in customary form and covering such matters, of the type customarily covered by such an opinion as the managing underwriters, if any, or as any Electing Holders of at least 33% in aggregate principal amount of the Transfer Restricted Securities at the time outstanding may reasonably request, addressed to such Electing Holder or Electing Holders and the placement or sales agent, if any, therefor and the underwriters, if any, thereof and dated the effective date of such Shelf Registration Statement (and if such Shelf Registration Statement contemplates an underwritten offering of a part or all of the Transfer Restricted Securities, dated the date of the closing under the underwriting agreement relating thereto) (it being agreed that the matters to be covered by such opinion shall include the due incorporation or amalgamation, as applicable, and good standing of the Company and its subsidiaries, if any; the qualification of the Company and its subsidiaries, if any, to transact business as foreign corporations or extra-provincial corporations; the due authorization, execution and delivery of the relevant agreement of the type referred to in Section 3(d)(xvi) hereof; the due authorization, execution, authentication and issuance, and the validity and enforceability, of the Securities; the absence of material legal or governmental proceedings involving the Company or any of its subsidiaries; the absence of a conflict of the Offering with material agreements binding upon the Company or any subsidiary of the Company; the absence of governmental approvals required to be obtained in connection with the Shelf Registration, the offering and sale of the Transfer Restricted Securities, this Exchange and Registration Rights Agreement or any agreement of the type referred to in Section 3(d)(xvi) hereof, except such approvals as may be required under state securities or blue sky laws; the material compliance as to form of such Shelf Registration Statement and any documents incorporated by reference therein and of the Indenture with the requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder, respectively; and, as of the date of the opinion and of the Shelf Registration Statement or most recent post-effective amendment thereto, as the case may be, the absence from such Shelf Registration Statement and the prospectus included therein, as then amended or supplemented, and from the documents incorporated by reference therein (in each case other than the financial statements and other financial information contained therein) of an untrue statement of a material fact or the omission to state therein a material fact necessary to make the statements therein not misleading (in the case of such documents, in the light of the circumstances existing at the time that such documents were filed with the Commission under the Exchange Act)); (C) obtain a “cold comfort” letter or letters from the independent chartered accountants of the Company addressed to the selling Electing Holders, the placement or sales agent, if any, therefor or the underwriters, if any, thereof, dated (i) the effective date of such Shelf Registration Statement and (ii) the effective date of any prospectus supplement to the prospectus included in such Shelf Registration Statement or post-effective amendment to such Shelf Registration Statement which includes unaudited or audited financial statements as of a date or for a period subsequent to that of the latest such statements included in such prospectus (and, if such Shelf Registration Statement contemplates an underwritten offering pursuant to any prospectus supplement to the prospectus included in such Shelf Registration Statement or post-effective amendment to such Shelf Registration Statement which includes unaudited or audited financial statements as of a date or for a period subsequent to that of the latest such statements included in such prospectus, dated the date of the closing under the underwriting agreement relating thereto), such letter or letters to be in customary form and covering such matters of the type customarily covered by letters of such type; (D) deliver such documents and certificates, including officers’ certificates, as may be reasonably requested by any Electing Holders of at least 33% in aggregate principal amount of the Transfer Restricted Securities at the time outstanding or the placement or sales agent, if any, therefor and the managing underwriters if any, thereof to evidence the accuracy of the representations and warranties made pursuant to clause (A) above or those contained in Section 5(a) hereof and the compliance with or satisfaction of any agreements or conditions contained in the underwriting agreement or other agreement entered into by the Company; and (E) undertake such obligations relating to expense reimbursement, indemnification and contribution as are provided in Section 6 hereof;
        (xviii) notify in writing each holder of Transfer Restricted Securities of any proposal by the Company to amend or waive any provision of this Exchange and Registration Rights Agreement pursuant to Section 9(i) hereof and of any amendment or waiver effected pursuant thereto, each of which notices shall contain the text of the amendment or waiver proposed or effected, as the case may be;

        (xix) in the event that any broker-dealer registered under the Exchange Act shall underwrite any Transfer Restricted Securities or participate as a member of an underwriting syndicate or selling group or “assist in the distribution” (within the meaning of the Conduct Rules (the “Conduct Rules”) of the National Association of Securities Dealers, Inc. (“NASD”) or any successor thereto, as amended from time to time) thereof, whether as a holder of such Transfer Restricted Securities or as an underwriter, a placement or sales agent or a broker or dealer in respect thereof, or otherwise, assist such broker-dealer in complying with the requirements of such Conduct Rules, including by (A) if such Conduct Rules shall so require, engaging a “qualified independent underwriter” (as defined in such Conduct Rules) to participate in the preparation of the Shelf Registration Statement relating to such Transfer Restricted Securities, to exercise usual standards of due diligence in respect thereto and, if any portion of the offering contemplated by such Shelf Registration Statement is an underwritten offering or is made through a placement or sales agent, to recommend the yield of such Transfer Restricted Securities, (B) indemnifying any such qualified independent underwriter to the extent of the indemnification of underwriters provided in Section 6 hereof (or to such other customary extent as may be requested by such underwriter), and (C) providing such information to such broker-dealer as may be required in order for such broker-dealer to comply with the requirements of the Conduct Rules; and
        (xx) comply with all applicable rules and regulations of the Commission, and make generally available to its securityholders as soon as practicable but in any event not later than eighteen months after the effective date of such Shelf Registration Statement, an earning statement of the Company and its subsidiaries complying with Section 11(a) of the Securities Act (including, at the option of the Company, Rule 158 thereunder).
     (e) In the event that the Company would be required, pursuant to Section 3(c)(iii)(G) or Section 3(d)(viii)(F) above, to notify each broker-dealer, the Electing Holders, the placement or sales agent, if any, therefor and the managing underwriters, if any, thereof, the Company shall without delay prepare and furnish to each of the Electing Holders, to each placement or sales agent, if any, and to each such underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of Transfer Restricted Securities, such prospectus shall conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder and any applicable Canadian Securities Laws and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. Each Electing Holder agrees that upon receipt of any notice from the Company pursuant to Section 3(c)(iii)(G) or Section 3(d)(viii)(F) hereof, such broker-dealer, Electing Holder, underwriter or placement or sales agent shall forthwith discontinue the disposition of Transfer Restricted Securities pursuant to the Shelf Registration Statement applicable to such Transfer Restricted Securities until such broker-dealer, Electing Holder, underwriter or placement or sales agent shall have received copies of such amended or supplemented prospectus and if so directed by the Company, such broker-dealer, Electing Holder, underwriter or placement or sales agent shall destroy or deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Electing Holder’s possession of the prospectus covering such Transfer Restricted Securities at the time of receipt of such notice.
     (f) In the event of a Shelf Registration, in addition to the information required to be provided by each Electing Holder in its Notice Questionnaire, the Company may require such Electing Holder to furnish to the Company such additional information regarding such Electing Holder and such Electing Holder’s intended method of distribution of Transfer Restricted Securities as may be required in the reasonable judgment of counsel for the Company in order to comply with the Securities Act. Each such Electing Holder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Electing Holder to the Company or of the occurrence of any event in either case as a result of which any prospectus relating to such Shelf Registration contains or would contain an untrue statement of a material fact regarding such Electing Holder or such Electing Holder’s intended method of disposition of such Transfer Restricted Securities or omits to state any material fact regarding such Electing Holder or such Electing Holder’s intended method of disposition of such Transfer Restricted Securities required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly to furnish to the Company any additional information required to correct and update any previously furnished information or required so that such prospectus shall not contain, with respect to such Electing Holder or the disposition of such Transfer Restricted Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.
     (g) As a condition to its participation in the Exchange Offer pursuant to the terms of this Agreement, each holder of Transfer Restricted Securities shall furnish, upon the request of the Company, prior to the completion of the Exchange Offer, a written representation to the Company (which may be contained in the letter of transmittal contemplated by the Exchange Registration Statement) to the effect that (A) it is not an affiliate of the Company, (B) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Securities to be issued in the Exchange Offer and (C) it is acquiring the Exchange Securities in its ordinary course of business, and such holder shall make such other written representations as the Company may reasonably request in order to comply with applicable Canadian securities laws. As a condition to its participation in the Exchange Offer pursuant to the terms of this Agreement, each holder shall acknowledge and agree that any broker-dealer and any such holder using the Exchange Offer to participate in a distribution of the securities to be acquired in the Exchange Offer (1) could not under Commission policy as in effect on the date of this Agreement rely on the position of the Commission enunciated in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of Exchange Securities obtained by such holder in exchange for Securities acquired by such holder directly from the Company.
     (h) Until the expiration of two years after the Closing Date, the Company will not, and will not permit any of its “affiliates” (as defined in Rule 144) to, resell any of the Securities that have been reacquired by any of them except pursuant to an effective registration statement under the Securities Act.
4. Registration Expenses.
     The Company agrees to bear and to pay or cause to be paid promptly all expenses incident to the Company’s performance of or compliance with this Exchange and Registration Rights Agreement, including (a) all Commission and any NASD registration, filing and review fees and expenses including reasonable fees and disbursements of counsel for the placement or sales agent or underwriters in connection with such registration, filing and review, (b) all fees and expenses in connection with the qualification of the Securities for offering and sale under the State securities and blue sky laws referred to in Section 3(d)(xii) hereof and determination of their eligibility for investment under the laws of such jurisdictions as any managing underwriters or the Electing Holders may designate, including any reasonable fees and disbursements of counsel for the Electing Holders or underwriters in connection with such qualification and determination, (c) all expenses relating to the preparation, printing, production, distribution and reproduction of each registration statement required to be filed hereunder, each prospectus included therein or prepared for distribution pursuant hereto, each amendment or supplement to the foregoing, the expenses of preparing the Securities for delivery and the expenses of printing or producing any underwriting agreements, agreements among underwriters, selling agreements and blue sky or legal investment memoranda and all other documents in connection with the offering, sale or delivery of Securities to be disposed of (including certificates representing the Securities), (d) messenger, telephone and delivery expenses relating to the offering, sale or delivery of Securities and the preparation of documents referred in clause (c) above, (e) fees and expenses of the Trustee under the Indenture, any agent of the Trustee and any counsel for the Trustee and of any collateral agent, security trustee or custodian, (f) internal expenses (including all salaries and expenses of the Company’s officers and employees performing legal or accounting duties), (g) fees, disbursements and expenses of counsel of the Company and independent chartered accountants of the Company (including the expenses of any opinions or “cold comfort” letters required by or incident to such performance and compliance), (h) fees, disbursements and expenses of any “qualified independent underwriter” engaged pursuant to Section 3(d)(xix) hereof, (i) reasonable fees, disbursements and expenses of one counsel for the Electing Holders retained in connection with a Shelf Registration, as selected by the Electing Holders of at least a majority in aggregate principal amount of the Transfer Restricted Securities held by

Electing Holders (which counsel shall be reasonably satisfactory to the Company), (j) any fees charged by securities rating services for rating the Securities, and (k) fees, expenses and disbursements of any other persons, including special experts, retained by the Company in connection with such registration (collectively, the “Registration Expenses”). To the extent that any Registration Expenses are incurred, assumed or paid by any holder of Transfer Restricted Securities or any placement or sales agent therefor or underwriter thereof, the Company shall reimburse such person for the full amount of the Registration Expenses so incurred, assumed or paid promptly after receipt of a request therefor. Notwithstanding the foregoing, the holders of the Transfer Restricted Securities being registered shall pay all agency fees and commissions and underwriting discounts and commissions attributable to the sale of such Transfer Restricted Securities and the fees and disbursements of any counsel or other advisors or experts retained by such holders (severally or jointly), other than the counsel and experts specifically referred to above.
5. Representations and Warranties.
     The Company and the Guarantors represents and warrants to, and agrees with, the Purchaser and each of the holders from time to time of Transfer Restricted Securities that:
     (a) Each registration statement covering Transfer Restricted Securities and each prospectus (including any preliminary or summary prospectus) contained therein or furnished pursuant to Section 3(d) or Section 3(c) hereof and any further amendments or supplements to any such registration statement or prospectus, when it becomes effective or is filed with the Commission, as the case may be, and, in the case of an underwritten offering of Transfer Restricted Securities, at the time of the closing under the underwriting agreement relating thereto, will conform in all material respects to the requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder and any applicable Canadian Securities Laws and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the case of a registration statement, not misleading, and in the case of a prospectus not misleading in light of the circumstances under which they were made; and at all times subsequent to the Effective Time when a prospectus would be required to be delivered under the Securities Act, other than from (i) such time as a notice has been given to holders of Transfer Restricted Securities pursuant to Section 3(d)(viii)(F) or Section 3(c)(iii)(G) hereof until (ii) such time as the Company furnishes an amended or supplemented prospectus pursuant to Section 3(e) or Section 3(c)(iv) hereof, each such registration statement, and each prospectus (including any summary prospectus) contained therein or furnished pursuant to Section 3(d) or Section 3(c) hereof, as then amended or supplemented, will conform in all material respects to the requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder and any applicable Canadian Securities Laws and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a holder of Transfer Restricted Securities or any underwriter or placement agent of any offering described therein expressly for use therein.
     (b) Any documents incorporated by reference in any prospectus referred to in Section 5(a) hereof, when they become or became effective or are or were filed with the Commission, as the case may be, will conform or conformed in all material respects to the requirements of the Securities Act, the Exchange Act or any applicable Canadian Securities Laws, as applicable, and none of such documents will contain or contained an untrue statement of a material fact or will omit or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a holder of Transfer Restricted Securities or any underwriter or placement agent of any offering described therein expressly for use therein.
     (c) The compliance by the Company and the Guarantors with all of the provisions of this Exchange and Registration Rights Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any subsidiary of the Company is a party or by which the Company or any subsidiary of the Company is bound or to which any of the property or assets of the Company or any subsidiary of the Company is subject, nor will such action result in any violation of the provisions of the articles of amalgamation or incorporation or the by-laws or other organizational documents, as applicable, of the Company and the Guarantors or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any subsidiary of the Company or any of their properties and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the consummation by the Company of the transactions contemplated by this Exchange and Registration Rights Agreement, except the registration under the Securities Act of the Transfer Restricted Securities and the Exchange Securities, qualification of the Indenture under the Trust Indenture Act and such consents, approvals, authorizations, registrations or qualifications as may be required under any applicable Canadian Securities Laws, Canadian federal or provincial corporate law or State securities or blue sky laws in connection with the offering and distribution of the Transfer Restricted Securities and the Exchange Securities.
     (d) This Exchange and Registration Rights Agreement has been duly authorized, executed and delivered by the Company and the Guarantors.
6. Indemnification.
     (a) Indemnification by the Company and the Guarantors. The Company and the Guarantors, jointly and severally, will indemnify and hold harmless each of the holders of Transfer Restricted Securities included in an Exchange Registration Statement, each of the Electing Holders of Transfer Restricted Securities included in a Shelf Registration Statement and each person who participates as a placement or sales agent or as an underwriter in any offering or sale of such Transfer Restricted Securities against any losses, claims, damages or liabilities, joint or several, to which such holder, agent or underwriter may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Exchange Registration Statement or Shelf Registration Statement, as the case may be, under which such Transfer Restricted Securities were registered under the Securities Act, or any preliminary, final or summary prospectus contained therein or furnished by the Company to any such holder, Electing Holder, agent or underwriter, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such holder, such Electing Holder, such agent and such underwriter for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such action, loss, claim, damage or liability as such expenses are incurred; provided, however, that neither Company nor the Guarantors shall be liable to any such person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary, final or summary prospectus, or amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by such person expressly for use therein provided, further, that in a disposition of Transfer Restricted Securities that does not involve (in whole or in part) an underwritten offering conducted pursuant to Section 7 hereof or a “best efforts” offering on an agency basis, the Company shall not be liable to any Electing Holder pursuant to the foregoing with respect to any prospectus contained in a Shelf Registration Statement (a “Prior Prospectus”) to the extent the Company and the Guarantors shall sustain the burden of proving that any such loss, claim, damage or liability resulted from the fact that such Electing Holder sold Transfer Restricted Securities to a person to whom such Electing Holder failed to send or give, at or prior to the settlement date (the “Settlement Date”) of such sale, a copy of an amended or supplemented prospectus (the “Amended Prospectus”), if: (i) the notice required by Section 3(d)(viii) hereof in respect of the Amended Prospectus has been given to such Electing Holder prior to the Settlement Date, (ii) the Company has previously delivered copies of the Amended Prospectus to the Electing Holder (in sufficient quantities and sufficiently in advance of the Settlement Date to allow for delivery of the Amended Prospectus by the Electing Holder to the transferee of such Transfer Restricted Securities by the Settlement Date) and the loss, claim, damage or liability of such Electing Holder resulted from an untrue statement or omission of a material fact contained in or omitted from a Prior Prospectus that was identified in writing at such time to such Electing Holder and corrected in the Amended Prospectus prior to the Settlement Date and the Amended Prospectus was re-

quired by law to be delivered at or prior to the Settlement Date to such person and (iii) and delivery of the Amended Prospectus by the Settlement Date would have cured the defect giving rise to such loss, claim, damage or liability.
     (b) Indemnification by the Holders and any Agents and Underwriters. The Company may require, as a condition to including any Transfer Restricted Securities in any registration statement filed pursuant to Section 2(b) hereof and to entering into any underwriting agreement with respect thereto, that the Company shall have received an undertaking reasonably satisfactory to it from the Electing Holder of such Transfer Restricted Securities and from each underwriter named in any such underwriting agreement severally and not jointly, to (i) indemnify and hold harmless the Company, the Guarantors and all other holders of Transfer Restricted Securities, against any losses, claims, damages or liabilities to which the Company, the Guarantors or such other holders of Transfer Restricted Securities may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such registration statement, or any preliminary, final or summary prospectus contained therein or furnished by the Company to any such Electing Holder, agent or underwriter, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Electing Holder, agent or underwriter expressly for use therein, and (ii) reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that no such Electing Holder shall be required to undertake liability to any person under this Section 6(b) for any amounts in excess of the dollar amount of the proceeds to be received by such Electing Holder from the sale of such Electing Holder’s Transfer Restricted Securities pursuant to such registration.
     (c) Notices of Claims, Etc. Promptly after receipt by an indemnified party under subsection (a) or (b) above of written notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party pursuant to the indemnification provisions of or contemplated by this Section 6, notify such indemnifying party in writing of the commencement of such action; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under the indemnification provisions of or contemplated by Section 6(a) or 6(b) hereof. In case any such action shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
     (d) Contribution. If for any reason the indemnification provisions contemplated by Section 6(a) or Section 6(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 6(d) were determined by pro rata allocation (even if the holders or any agents or underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6(d), no holder shall be required to contribute any amount in excess of the amount by which the dollar amount of the proceeds received by such holder from the sale of any Transfer Restricted Securities (after deducting any fees, discounts and commissions applicable thereto) exceeds the amount of any damages which such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Transfer Restricted Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The holders’ and any underwriters’ obligations in this Section 6(d) to contribute shall be several in proportion to the principal amount of Transfer Restricted Securities registered or underwritten, as the case may be, by them and not joint.
     (e) The obligations of the Company and the Guarantors under this Section 6 shall be in addition to any liability which the Company or the Guarantors may otherwise have and shall extend, upon the same terms and conditions, to each officer, director and partner of each holder, agent and underwriter and each person, if any, who controls any holder, agent or underwriter within the meaning of the Securities Act; and the obligations of the holders and any agents or underwriters contemplated by this Section 6 shall be in addition to any liability which the respective holder, agent or underwriter may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company or the Guarantors (including any person who, with his consent, is named in any registration statement as about to become a director of the Company or the Guarantors) and to each person, if any, who controls the Company or the Guarantors within the meaning of the Securities Act.
7. Underwritten Offerings.
     (a) Selection of Underwriters. If any of the Transfer Restricted Securities covered by the Shelf Registration are to be sold pursuant to an underwritten offering, the managing underwriter or underwriters thereof shall be designated by Electing Holders holding at least a majority in aggregate principal amount of the Transfer Restricted Securities to be included in such offering, provided that such designated managing underwriter or underwriters is or are reasonably acceptable to the Company.
     (b) Participation by Holders. Each holder of Transfer Restricted Securities hereby agrees with each other such holder that no such holder may participate in any underwritten offering hereunder unless such holder (i) agrees to sell such holder’s Transfer Restricted Securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.
8. Rule 144.
     The Company covenants to the holders of Transfer Restricted Securities that to the extent it shall be required to do so under the Exchange Act, it shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Section 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144 adopted by the Commission under the Securities Act) and the rules and regulations adopted by the Commission thereunder, and shall take such further action as any holder of Transfer Restricted Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Transfer Re-

stricted Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar or successor rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Transfer Restricted Securities in connection with that holder’s sale pursuant to Rule 144, the Company shall deliver to such holder a written statement as to whether it has complied with such requirements.
9. Miscellaneous.
     (a) No Inconsistent Agreements. The Company represents, warrants, covenants and agrees that it has not granted, and shall not grant, registration rights with respect to Transfer Restricted Securities or any other securities which would be inconsistent with the terms contained in this Exchange and Registration Rights Agreement.
     (b) Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if the Company fails to perform any of its obligations hereunder and that the Purchaser and the holders from time to time of the Transfer Restricted Securities may be irreparably harmed by any such failure, and accordingly agree that the Purchaser and such holders, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of the Company under this Exchange and Registration Rights Agreement in accordance with the terms and conditions of this Exchange and Registration Rights Agreement, in any court of the United States or any State thereof having jurisdiction.
     (c) Notices. All notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, if delivered personally or by courier, or three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested) as follows: If to the Company, to Ainsworth Lumber Co. Ltd., Suite 3194 Bentall IV, PO Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3, Attention: Catherine Ainsworth, Chief Operating Officer, and if to a holder, to the address of such holder set forth in the security register or other records of the Company, or to such other address as the Company or any such holder may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
     (d) Parties in Interest. All the terms and provisions of this Exchange and Registration Rights Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and the holders from time to time of the Transfer Restricted Securities and the respective successors and assigns of the parties hereto and such holders. In the event that any transferee of any holder of Transfer Restricted Securities shall acquire Transfer Restricted Securities, in any manner, whether by gift, bequest, purchase, operation of law or otherwise, such transferee shall, without any further writing or action of any kind, be deemed a beneficiary hereof for all purposes and such Transfer Restricted Securities shall be held subject to all of the terms of this Exchange and Registration Rights Agreement, and by taking and holding such Transfer Restricted Securities such transferee shall be entitled to receive the benefits of, and be conclusively deemed to have agreed to be bound by all of the applicable terms and provisions of this Exchange and Registration Rights Agreement. If the Company shall so request, any such successor, assign or transferee shall agree in writing to acquire and hold the Transfer Restricted Securities subject to all of the applicable terms hereof.
     (e) Guarantors. The Company hereby covenants that in the event that prior to (i) the consummation of the Exchange Offer, if the Exchange Offer is consummated or (ii) the termination of the period referred to in Section 2(b) of this agreement, if the Shelf Registration is effected, any subsidiary of the Company becomes a Subsidiary Guarantor under Section 10.01 of the Indenture, the Company shall, as soon as practicable, cause such subsidiary to become a party hereto and by becoming a party hereto such subsidiary shall make the warranties, agreements, representations and covenants to the holders of the Transfer Restricted Securities as those of the Company herein.
     (f) Survival. The respective indemnities, agreements, representations, warranties and each other provision set forth in this Exchange and Registration Rights Agreement or made pursuant hereto shall remain in full force and effect regardless of any investigation (or statement as to the results thereof) made by or on behalf of any holder of Transfer Restricted Securities, any director, officer or partner of such holder, any agent or underwriter or any director, officer or partner thereof, or any controlling person of any of the foregoing, and shall survive delivery of and payment for the Transfer Restricted Securities pursuant to the Purchase Agreement and the transfer and registration of Transfer Restricted Securities by such holder and the consummation of an Exchange Offer.
     (g) Governing Law. This Exchange and Registration Rights Agreement shall be governed by and construed in accordance with the laws of the State of New York.
     (h) Headings. The descriptive headings of the several Sections and paragraphs of this Exchange and Registration Rights Agreement are inserted for convenience only, do not constitute a part of this Exchange and Registration Rights Agreement and shall not affect in any way the meaning or interpretation of this Exchange and Registration Rights Agreement.
     (i) Entire Agreement; Amendments. This Exchange and Registration Rights Agreement and the other writings referred to herein (including the Indenture and the form of Securities) or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Exchange and Registration Rights Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Exchange and Registration Rights Agreement may be amended and the observance of any term of this Exchange and Registration Rights Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument duly executed by the Company and the holders of at least a majority in aggregate principal amount of the Transfer Restricted Securities at the time outstanding. Each holder of any Transfer Restricted Securities at the time or thereafter outstanding shall be bound by any amendment or waiver effected pursuant to this Section 9(i), whether or not any notice, writing or marking indicating such amendment or waiver appears on such Transfer Restricted Securities or is delivered to such holder.
     (j) Inspection. For so long as this Exchange and Registration Rights Agreement shall be in effect, this Exchange and Registration Rights Agreement and a complete list of the names and addresses of all the holders of Transfer Restricted Securities shall be made available for inspection and copying on any business day by any holder of Transfer Restricted Securities for proper purposes only (which shall include any purpose related to the rights of the holders of Transfer Restricted Securities under the Securities, the Indenture and this Agreement) at the offices of the Company at the address thereof set forth in Section 9(c) above and at the office of the Trustee under the Indenture.
     (k) Counterparts. This agreement may be executed by the parties in counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.
     (l) Service of Process. Each of the Company and the Guarantors irrevocably (i) agrees that any legal suit, action or proceeding against any or all of the Company and the Guarantors brought by any holder, Purchaser, agent or underwriter or by any person who controls any holder, agent or underwriter arising out of or based upon this Exchange and Registration Rights Agreement or the transactions contemplated hereby may be instituted in any Federal or state court located in the Borough of Manhattan in the City of New York in the State of New York (“New York Court”), (ii) waives, to the fullest extent each party may effectively do so, any objection which such party may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Company and the Canadian Guarantors has appointed CT Corporation Systems, 111 Eighth Avenue, New York, New York, 10011, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such legal suit, action or preceding against any or all of the Company and the Canadian Guarantors arising out of or based on this Exchange and Registration Rights Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any holder, agent or underwriter or by any person who controls any holder, agent or underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointments shall be irrevocable. Each of the Company and the Canadian Guarantors represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company or the Canadian Guarantors, as the case may be, shall be deemed, in every respect, effective service of process upon the Company or the Canadian Guarantors, as the case may be.
     (m) Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company and the Guarantors shall indemnify each holder, agent or underwriter against any loss incurred by such holder, agent or underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which a holder, agent or underwriter is able to purchase United States dollars with the amount of judgment currency actually received by such holder, agent or underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantors and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

     If the foregoing is in accordance with your understanding, please sign and return to us six counterparts hereof, and upon the acceptance hereof by you, on behalf of the Purchaser, this letter and such acceptance hereof shall constitute a binding agreement among each Purchaser, the Company and the Guarantors.

Very truly yours,

AINSWORTH LUMBER CO. LTD.

By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

AINSWORTH ENGINEERED CORP.

By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Treasurer

AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP

By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

AINSWORTH CORP.

By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Treasurer

AINSWORTH ENGINEERED (USA), LLC

By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

Accepted as of the date hereof:

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Loretta Summers

Name: Loretta Summers
Title: Managing Director
By:	/s/ Thomas Krasnewich

Name: Thomas Krasnewich
Title: Managing Director

Exhibit A
AINSWORTH LUMBER CO. LTD.
INSTRUCTION TO DTC PARTICIPANTS
[Date of Mailing]
URGENT — IMMEDIATE ATTENTION REQUESTED
DEADLINE FOR RESPONSE: [DATE]a
The Depository Trust Company (“DTC”) has identified you as a DTC Participant through which beneficial interests in the Ainsworth Lumber Co. Ltd. (the “Company”) Senior Floating Rate Notes due 2013 (the “Securities”) are held.
The Company is in the process of registering the Securities under the Securities Act of 1933 for resale by the beneficial owners thereof. In order to have their Securities included in the registration statement, beneficial owners must complete and return the enclosed Notice of Registration Statement and Selling Securityholder Questionnaire.
It is important that beneficial owners of the Securities receive a copy of the enclosed materials as soon as possible as their rights to have the Securities included in the registration statement depend upon their returning the Notice and Questionnaire by [Deadline For Response]. Please forward a copy of the enclosed documents to each beneficial owner that holds interests in the Securities through you. If you require more copies of the enclosed materials or have any questions pertaining to this matter, please contact Ainsworth Lumber Co. Ltd., Suite 3194 Bentall IV, PO Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1L3, telephone: (604) 661-3200.

a Not less than 28 calendar days from date of mailing

Ainsworth Lumber Co. Ltd.
Notice of Registration Statement
and
Selling Securityholder Questionnaire
[Date]
Reference is hereby made to the Exchange and Registration Rights Agreement (the “Exchange and Registration Rights Agreement”) among Ainsworth Lumber Co. Ltd. (the “Company”), the Guarantors and the Purchaser named therein. Pursuant to the Exchange and Registration Rights Agreement, the Company has filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 (the “Shelf Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Company’s Senior Floating Rate Notes due 2013 (the “Securities”). A copy of the Exchange and Registration Rights Agreement is attached hereto. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Exchange and Registration Rights Agreement.
Each beneficial owner of Transfer Restricted Securities (as defined below) is entitled to have the Transfer Restricted Securities beneficially owned by it included in the Shelf Registration Statement. In order to have Transfer Restricted Securities included in the Shelf Registration Statement, this Notice of Registration Statement and Selling Securityholder Questionnaire (“Notice and Questionnaire”) must be completed, executed and delivered to the Company’s counsel at the address set forth herein for receipt ON OR BEFORE [Deadline for Response]. Beneficial owners of Transfer Restricted Securities who do not complete, execute and return this Notice and Questionnaire by such date (i) will not be named as selling securityholders in the Shelf Registration Statement and (ii) may not use the Prospectus forming a part thereof for resales of Transfer Restricted Securities.
Certain legal consequences arise from being named as a selling securityholder in the Shelf Registration Statement and related Prospectus. Accordingly, holders and beneficial owners of Transfer Restricted Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Shelf Registration Statement and related Prospectus.
The term “Transfer Restricted Securities” is defined in the Exchange and Registration Rights Agreement.

ELECTION
The undersigned holder (the “Selling Securityholder”) of Transfer Restricted Securities hereby elects to include in the Shelf Registration Statement the Transfer Restricted Securities beneficially owned by it and listed below in Item (3). The undersigned, by signing and returning this Notice and Questionnaire, agrees to be bound with respect to such Transfer Restricted Securities by the terms and conditions of this Notice and Questionnaire and the Exchange and Registration Rights Agreement, including, without limitation, Section 6 of the Exchange and Registration Rights Agreement, as if the undersigned Selling Securityholder were an original party thereto.
Upon any sale of Transfer Restricted Securities pursuant to the Shelf Registration Statement, the Selling Securityholder will be required to deliver to the Company and Trustee the Notice of Transfer set forth in Appendix A to the Prospectus and as Exhibit B to the Exchange and Registration Rights Agreement.
The Selling Securityholder hereby provides the following information to the Company and represents and warrants that such information is accurate and complete:
QUESTIONNAIRE

(1)	(a)	Full Legal Name of Selling Securityholder:

	(a)	Full Legal Name of Registered Holder (if not the same as in (a) above) of Transfer Restricted Securities Listed in Item (3) below:

	(b)	Full Legal Name of DTC Participant (if applicable and if not the same as (b) above) Through Which Transfer Restricted Securities Listed in Item (3) below are Held:

(2)		Address for Notices to Selling Securityholder:

Telephone:

Fax:

Contact Person:

(3)	Beneficial Ownership of Securities:

Except as set forth below in this Item (3), the undersigned does not beneficially own any Securities.

	(a)	Principal amount of Transfer Restricted Securities beneficially owned:

CUSIP No(s). of such Transfer Restricted Securities:

	(b)	Principal amount of Securities other than Transfer Restricted Securities beneficially owned:

CUSIP No(s). of such other Securities:

(c)	Principal amount of Transfer Restricted Securities which the undersigned wishes to be included in the Shelf Registration Statement:

CUSIP No(s). of such Transfer Restricted Securities:

(4)	Beneficial Ownership of Other Securities of the Company:

Except as set forth below, the undersigned Selling Securityholder is not the beneficial or registered owner of other securities of the Company, other than the Securities listed above in Item (3).

State any exceptions here:

(5)	Relationships with the Company:

Except as set forth below, neither the undersigned Selling Securityholder nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

(6)	Plan of Distribution:

Except as set forth below, the undersigned Selling Securityholder intends to distribute the Transfer Restricted Securities listed above in Item (3) only as follows (if at all): Such Transfer Restricted Securities may be sold from time to time directly by the undersigned Selling Securityholder or, alternatively, through underwriters, broker-dealers or agents. Such Transfer Restricted Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Registered Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the Transfer Restricted Securities or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Transfer Restricted Securities in the course of hedging the positions they assume. The Selling Securityholder may also sell Transfer Restricted Securities short and deliver Transfer Restricted Securities to close out such short positions, or loan or pledge Transfer Restricted Securities to broker-dealers that in turn may sell such securities.

State any exceptions here:
By signing below, the Selling Securityholder acknowledges that it understands its obligation to comply, and agrees that it will comply, with the provisions of the Exchange Act and the rules and regulations thereunder, particularly Regulation M.
In the event that the Selling Securityholder transfers all or any portion of the Transfer Restricted Securities listed in Item (3) above after the date on which such information is provided to the Company, the Selling Securityholder agrees to notify the transferee(s) at the time of the transfer of its rights and obligations under this Notice and Questionnaire and the Exchange and Registration Rights Agreement.

By signing below, the Selling Securityholder consents to the disclosure of the information contained herein in its answers to Items (1) through (6) above and the inclusion of such information in the Shelf Registration Statement and related Prospectus. The Selling Securityholder understands that such information will be relied upon by the Company in connection with the preparation of the Shelf Registration Statement and related Prospectus.
In accordance with the Selling Securityholder’s obligation under Section 3(d) of the Exchange and Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the Selling Securityholder agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein which may occur subsequent to the date hereof at any time while the Shelf Registration Statement remains in effect. All notices hereunder and pursuant to the Exchange and Registration Rights Agreement shall be made in writing, by hand-delivery, first-class mail, or air courier guaranteeing overnight delivery as follows:

(i)	To the Company:

(ii)	With a copy to:

Once this Notice and Questionnaire is executed by the Selling Securityholder and received by the Company’s counsel, the terms of this Notice and Questionnaire, and the representations and warranties contained herein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives, and assigns of the Company and the Selling Securityholder (with respect to the Transfer Restricted Securities beneficially owned by such Selling Securityholder and listed in Item (3) above). This Agreement shall be governed in all respects by the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.
Dated:

Selling Securityholder
(Print/type full legal name of beneficial owner of Transfer
Restricted Securities)

By:

Name:
Title:
PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE FOR RECEIPT ON OR BEFORE [DEADLINE FOR RESPONSE] TO THE COMPANY’S COUNSEL AT:

Exhibit B
NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT
The Bank of New York
Ainsworth Lumber Co. Ltd.
c/o The Bank of New York
101 Barclay Street, Floor 21W
New York, NY 10286
Attention:

Re:	Ainsworth Lumber Co. Ltd. (the “Company”)
Senior Floating Rate Notes due 2013
Dear Sirs:
Please be advised that                                          has transferred $                                                             aggregate principal amount of the above-referenced Notes pursuant to an effective Registration Statement on Form F-4 (File No. 333-                                        ) filed by the Company.
We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the Notes is named as a “Selling Holder” in the Prospectus dated [•, 2006] or in supplements thereto, and that the aggregate principal amount of the Notes transferred are the Notes listed in such Prospectus opposite such owner’s name.
Dated:

Very truly yours,

(Name):

By:

(Authorized Signature)

NEWS RELEASE
For Immediate Release
Sunday, April 2, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
SHUTDOWN PLANNED AT GRAND RAPIDS, MINNESOTA OSB PLANT
Ainsworth Lumber Co. Ltd. (“Ainsworth”) announced that production will be curtailed at the company’s oriented strand board (OSB) facility in Grand Rapids, Minnesota from April 6, 2006 to May 10, 2006. During the closure the company will be making extensive repairs to this facility’s press equipment.
In Minnesota, Ainsworth employs approximately 600 employees at their three OSB manufacturing facilities in Grand Rapids, Cook, and Bemidji. The Grand Rapids plant has an annual production capacity of approximately 390 million square feet (3/8” basis). Headquartered in Vancouver, British Columbia, Ainsworth is North America’s fourth largest manufacturer and marketer of OSB. For more information about Ainsworth visit www.ainsworth.ca .
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Media and Investor Relations Contact:
Bruce Rose, General Manager, Corporate Development
bruce.rose@ainsworth.ca